Confidential Draft No. 2, as confidentially submitted to the Securities and Exchange Commission on October 27, 2026.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

GEOVAX LABS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	87-0455038
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1955 Lake Park Drive, Suite 300, Smyrna, Georgia 30080

Tel: (678) 384-7220

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David A. Dodd

President & Chief Executive Officer

GeoVax Labs, Inc.

1955 Lake Park Drive, Suite 300

Smyrna, Georgia 30080

Tel: (678) 384-7220

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eric Glidewell, Esq. Darius R. Alam, Esq. Womble Bond Dickinson (US) LLP 1331 Spring Street NW, Suite 1400 Atlanta, GA 30309 Tel: (404) 879-2463	Morris C. Zarif, Esq. Zarif Law Group P.C. 808 Springwood Avenue, Suite 110 Asbury Park, New Jersey 07712 (732) 755-0146

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                , 2026

PRELIMINARY PROSPECTUS

GEOVAX LABS, INC.

                       Shares of Common Stock

Up to             Pre-Funded Warrants to Purchase up to            Shares of Common Stock

Up to           Shares of Common Stock Underlying the Pre-Funded Warrants

We are offering                  shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of GeoVax Labs, Inc. (“GeoVax,” “us,” “we” or the “Company”) in a firm commitment underwritten public offering. We are also offering pre-funded warrants to purchase up to                           shares of Common Stock (the “Pre-Funded Warrants”) to those purchasers who elect to purchase Pre-Funded Warrants in lieu of Shares, as described below. The assumed public offering price is $                 per Share, which is the last reported sale price of our Common Stock on The Nasdaq Capital Market (“Nasdaq”) on   , 2026, and $                 per Pre-Funded Warrant, which is equal to the assumed public offering price per Share minus the $0.001 per share exercise price of each Pre-Funded Warrant.

The registration statement of which this prospectus forms a part also registers the shares of Common Stock that are issuable from time to time upon exercise of the Pre-Funded Warrants (the “Pre-Funded Warrant Shares”) offered hereby. See “Description of Securities We Are Offering” in this prospectus for more information.

Our Common Stock is listed on Nasdaq under the symbol “GOVX.” On                     , 2026, the last reported sale price of our Common Stock on Nasdaq was $            per share. We urge prospective purchasers of our Common Stock to obtain current information about the market prices of our Common Stock.

The actual public offering price per Share and per Pre-Funded Warrant will be determined through negotiation between us and E.F. Hutton & Co., (the “Underwriter”), based on, among other factors, the trading of our Common Stock prior to this offering, and may be at a discount to the current market price of our Common Stock. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price.

We are also offering to those purchasers whose purchase of Shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Common Stock immediately following the consummation of this offering, the opportunity to purchase, if any such purchaser so chooses, Pre-Funded Warrants in lieu of Shares. Each Pre-Funded Warrant is exercisable for one share of our Common Stock, has an exercise price of $0.001 per share, is immediately exercisable and may be exercised at any time until exercised in full. For each Pre-Funded Warrant that we sell, the number of Shares we are offering will be reduced on a one-for-one basis.

There is no established trading market for the Pre-Funded Warrants and we do not expect a market to develop. We do not intend to apply for the listing of the Pre-Funded Warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of the Pre-Funded Warrants will be limited.

E.F. Hutton & Co. is acting as sole book-running manager and sole underwriter in connection with this offering. The Underwriter has agreed to purchase the securities offered hereby on a firm commitment basis, subject to the terms and conditions of an underwriting agreement to be entered into between us and the Underwriter. The Underwriter is obligated to take and pay for all of the securities offered by this prospectus if any such securities are taken. See “Underwriting” for more information regarding these arrangements.

We have granted the Underwriter an option, exercisable for 45 days from the date of this prospectus, to purchase up to                    additional Shares and/or Pre-Funded Warrants, representing 15% of the Shares and Pre-Funded Warrants sold in this offering, at the public offering price per Share or per Pre-Funded Warrant, as applicable, less the underwriting discount, solely to cover over-allotments, if any. If the Underwriter exercises this option in full, the total public offering price, underwriting discount and proceeds to us, before expenses, will be approximately $              , $                         and $                    , respectively. See “Underwriting.”

The Shares and Pre-Funded Warrants offered hereby will be sold in a single closing. The Pre-Funded Warrant Shares will be issued upon the exercise of the Pre-Funded Warrants and will be offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”).

We are a “smaller reporting company” as defined under the federal securities laws and, under applicable U.S. Securities and Exchange Commission (“SEC”) rules, we have elected to comply with certain reduced public company reporting and disclosure requirements.

This prospectus may only be used where it is legal to offer and sell the securities covered by this prospectus. We have not taken any action to register or obtain permission for this offering or the distribution of this prospectus in any country other than the United States.

	Per Share	Per Pre-Funded Warrant	Total
Public offering price	$	$	$
Underwriting discounts and commissions (1)	$	$	$
Proceeds to us before offering expenses (2)	$	$	$

(1)

We have agreed to pay the Underwriter an underwriting discount equal to 4.0% of the gross proceeds of this offering. Underwriting discounts and commissions do not include a non-accountable expense allowance equal to 1.0% of the gross proceeds of this offering payable to the Underwriter. See “Underwriting” for additional information regarding underwriter compensation.

(2)

The amount of proceeds to us, before expenses, does not give effect to any exercise of the Pre-Funded Warrants. We estimate the total expenses of this offering payable by us, excluding the underwriting discount, the non-accountable expense allowance and the reimbursement of the Underwriter’s legal fees, will be approximately $                    .

The Underwriter expects to deliver the Shares and Pre-Funded Warrants to purchasers in this offering on or about                       , 2026, subject to customary closing conditions.

Investing in our shares of Common Stock involves a high degree of risk. The risks are described in the “Risk Factors” section beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager

E.F. Hutton & Co.

The date of this Prospectus is                       , 2026

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1
CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS	2
PROSPECTUS SUMMARY	3
THE OFFERING	7
RISK FACTORS	9
USE OF PROCEEDS	24
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	24
CAPITALIZATION	25
DILUTION	26
BUSINESS	27
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	39
MANAGEMENT	47
EXECUTIVE COMPENSATION	49
DIRECTOR COMPENSATION	52
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS	53
SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS AND OFFICERS	56
DESCRIPTION OF SECURITIES WE ARE OFFERING	57
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	62
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	62
UNDERWRITING	66
LEGAL MATTERS	69
EXPERTS	69
WHERE YOU CAN FIND MORE INFORMATION	70

i

ABOUT THIS PROSPECTUS

The registration statement on Form S-1 of which this prospectus forms a part and that we have filed with the SEC, includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC, together with the additional information described under the heading “Where You Can Find More Information.”

You should rely only on information contained in this prospectus and the related exhibits, any prospectus supplement or amendment thereto, before making any investment decision. Neither we nor the Underwriter has authorized anyone to provide you with additional information or information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of the securities offered hereby means that the information contained in this prospectus is correct after the date of this prospectus. This prospectus, any prospectus supplement or amendments thereto do not constitute an offer to sell or the solicitation of an offer to buy the securities in any circumstances under which the offer or solicitation is unlawful or in any state or other jurisdiction where the offer is not permitted.

You should not assume that the information contained in this prospectus, any prospectus supplement or amendments thereto, is accurate as of any date other than the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since those dates.

Neither we nor the Underwriter has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

We own or have rights to certain trademarks that we use in conjunction with the operations of our business. Each trademark, trade name, service mark or copyright of any other company appearing or incorporated by reference in this prospectus belongs to its holder. Solely for convenience, trademarks, trade names, service marks and copyrights referred to in this prospectus may appear with or without the “©”, “®” or “™” symbols, but the inclusion, or not, of such references are not intended to indicate, in any way, that we, or the applicable owner, will not assert, to the fullest extent possible under applicable law, our or their, as applicable, rights to these trademarks, trade names service marks or copyrights. We do not intend our use or display of other companies’ trademarks, trade names, service marks or copyrights to imply a relationship with, or endorsement or sponsorship of us by, such other companies.

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

Some of the statements in this prospectus and in the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our ability to control or predict and that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these identifying words. Our forward-looking statements may include, among other things, statements about:

●	our ability to continue as a going concern and our history of losses;
●	our ability to obtain additional financing;
●	our use of the net proceeds from this offering;
●	our ability to prosecute, maintain or enforce our intellectual property rights;
●	the accuracy of our estimates regarding expenses, future revenues and capital requirements;
●	the implementation of our business model and strategic plans for our business and technology;
●	the successful development and regulatory approval of our technologies and products;
●	the potential markets for our products and our ability to serve those markets;
●	the rate and degree of market acceptance of our products and any future products;
●	our ability to maintain, or regain, compliance with applicable Nasdaq listing rules;
●	our ability to retain key management personnel; and
●	regulatory developments and our compliance with applicable laws.

Forward-looking statements are inherently subject to risks and uncertainties, many of which we cannot predict with accuracy and some of which we might not even anticipate. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, we can give no assurance that such expectations will be achieved. Actual events or results may differ materially. Readers are cautioned not to place undue reliance on forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements.

You should read the risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation, and we have no duty to update or revise any forward-looking statements after the date of this prospectus, whether as a result of actual results, new information, future events or otherwise, except as required by law.

PROSPECTUS SUMMARY

The following summary highlights certain information contained elsewhere in this prospectus. Because this is only a summary, however, it does not contain all the information you should consider before investing in our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the historical financial statements and the notes thereto included elsewhere in this prospectus. Before you make an investment decision, you should read this entire prospectus carefully, including the risks of investing in our securities discussed under the section of this prospectus entitled “Risk Factors.” You should also carefully read the exhibits to the registration statement of which this prospectus is a part.

Company Overview

GeoVax Labs, Inc. (“GeoVax”, “us”, “we” or the “Company”) is a clinical-stage biotechnology company developing human vaccines and immunotherapies against infectious diseases and solid tumor cancers using novel proprietary platforms.

GeoVax’s primary near-term strategic development priority is the advancement of GEO-MVA, a Modified Vaccinia Ankara (“MVA”) vaccine candidate for mpox, smallpox, and other poxviruses. GEO-MVA is being advanced on an expedited regulatory pathway in Europe and is intended to address a significant global supply constraint for orthopoxvirus vaccines. The Company believes GEO-MVA is well-positioned to support both civilian public health needs and broader preparedness and biodefense objectives. The advancement of GEO-MVA represents the Company’s most near-term opportunity to achieve regulatory approval and potential commercialization. The program is advancing under an expedited regulatory pathway, with plans to initiate a pivotal Phase 3 clinical trial in the fourth quarter of 2026.

The Company’s lead clinical program in oncology is Gedeptin®, a novel oncolytic solid tumor gene-directed therapy, which recently completed a multicenter Phase 1/2 clinical trial for advanced head and neck cancers. A Phase 2 clinical trial evaluating Gedeptin® in combination with an immune checkpoint inhibitor (“ICI”) as first-line treatment of patients with squamous cell head and neck cancer eligible for curative surgery, is planned to initiate during the second half of 2027.

Our Clinical Development Pipeline

The table below summarizes the status of our clinical development programs, including our lead near-term priority, GEO-MVA, each of which are discussed in greater detail in the sections that follow, along with earlier stage programs.

Product	Indication	Clinical Trial	Status
GEO-MVA	mpox & smallpox	Vaccine against mpox and smallpox	Phase 3 Initiation planned for Q4 2026
Gedeptin®	Advanced Head & Neck Cancer	Effect on Targeted Tumors	Phase 1/2 Completed
	Squamous Cell Head & Neck Cancer*	First Line Therapy in Combination With Immune Checkpoint Inhibitor	Phase 2 Initiation planned for H2 2027

Our corporate strategy is to advance, protect and exploit our differentiated vaccine/immunotherapy technologies leading to the successful development of preventive and therapeutic vaccines and immunotherapies against infectious diseases and various cancers. Our goal is to advance products through human clinical testing, and to seek partnership or licensing arrangements for achieving regulatory approval and commercialization. We also leverage third party resources through collaborations and partnerships for preclinical and clinical testing with multiple government, academic and corporate entities.

We have not generated any revenues from the sale of the products we are developing, and we do not expect to generate any such revenues for at least the next several years. Our product candidates will require significant additional research and development efforts, including extensive preclinical and clinical testing. All product candidates that we advance to clinical testing will require regulatory approval prior to commercial use and will require significant costs for commercialization. We may not be successful in our research and development efforts, and we may never generate sufficient product revenue to be profitable.

Recent Developments

Revolving Loan Agreement

On October 25, 2026, we entered into a Revolving Loan Agreement (the “Revolving Loan Agreement”) with Bowery Consulting Group Inc. (the “Lender”). Under the Revolving Loan Agreement, we may request loans from time to time prior to the Maturity Date (as defined below) in an aggregate principal amount outstanding at any one time not to exceed $1,000,000. As of the date of this prospectus, we have not borrowed any amounts under the Revolving Loan Agreement and no principal is outstanding thereunder.

Loans under the Revolving Loan Agreement bear interest at a rate of 12% per annum, calculated on the basis of a 360-day year consisting of twelve 30-day periods, with accrued interest payable on the Maturity Date. All outstanding loans and accrued interest are due on the first anniversary of the closing of the Revolving Loan Agreement (the “Maturity Date”), may be prepaid at any time without penalty and, subject to the conditions in the Revolving Loan Agreement, may be reborrowed, but no loans may be requested after the tenth business day preceding the Maturity Date. The Revolving Loan Agreement provides an uncommitted facility, which means that the Lender has no binding obligation or commitment to advance any loan and that any request by us to draw down, utilize or otherwise access any portion of the facility is subject to the Lender’s sole and absolute discretion. The Lender may decline to approve or permit any drawdown, in whole or in part, for any reason or for no reason and without incurring any liability to us, and the reference to an aggregate principal amount of up to $1,000,000 does not constitute a commitment by the Lender to lend that or any other amount. Either we or the Lender may terminate the Loan Commitment at any time upon written notice to the other party; if no loans are then outstanding. Any approval by the Lender of a particular drawdown request will not obligate the Lender to approve any subsequent request or constitute a waiver of the Lender’s rights under the Revolving Loan Agreement. Upon an event of default, the Lender may accelerate the Default Amount (as defined in the Revolving Loan Agreement), including interest at a default rate of 16% per annum. We may use the proceeds of loans for general corporate purposes, including to finance the expenses of a Qualified Public Equity Offering (as defined below).

On October 23, 2026, prior to the effectiveness of the Revolving Loan Agreement, five of our directors, Randal Chase, Dean Kollintzas, Nicole Lemerond, Jayne Morgan and John Spencer, Jr., resigned from our Board of Directors, and the remaining members of our Board of Directors (the “Remaining Directors”) appointed three individuals designated by the Lender, Steven Brown, Tyler O’Brien and Manpreet Uppal (the “Lender Board Nominees”), as directors. These resignations were not a condition to the closing or effectiveness of the Revolving Loan Agreement, although the appointment of three Lender Board Nominees was a condition to the Lender’s obligations under the Revolving Loan Agreement. Each Lender Board Nominee must qualify as an independent director under Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act, may not be an officer, employee or controlling person of the Lender or its affiliates, and may not receive compensation from the Lender or its affiliates in connection with his or her service, other than as disclosed in accordance with Nasdaq Listing Rule 5250(b)(3). The Lender Board Nominees constitute three of the five members of our Board of Directors and a majority of each of its committees. Until the earlier of Payment in Full (as defined in the Revolving Loan Agreement, which includes the termination of the Loan Commitment and the occurrence of the Maturity Date) and the automatic resignation of the Lender Board Nominees described below, we have agreed not to propose their removal, to nominate and recommend them for election at each meeting of stockholders at which directors are elected, and not to take any action that would reduce their proportionate representation on our Board of Directors or its committees. The Lender Board Nominees will not cease to serve as directors upon repayment of the loans. They will continue to serve on the same basis as our other directors unless they are deemed to have resigned under the Revolving Loan Agreement, which occurs only if the initial closing of a Qualified Public Equity Offering (as defined below) is not consummated within ten business days after the effectiveness of the related registration statement or the Required Additional Financing (as defined below) is not consummated on or before December 31, 2026 (subject to extension), and does not occur where the failure results from our breach of the Revolving Loan Agreement or our failure to obtain a required stockholder or Nasdaq approval. The Lender’s right to designate replacements for the Lender Board Nominees survives Payment in Full and terminates only upon that automatic resignation. The Revolving Loan Agreement provides that neither these resignations and appointments nor any subsequent resignation of a Lender Board Nominee will constitute a “Change of Control Transaction” under the Revolving Loan Agreement. See “Certain Relationships and Related Person Transactions” and “Risk Factors—Risks Related to Our Business and Capital Requirements.”

Under the Revolving Loan Agreement, we have agreed to use our reasonable best efforts to consummate, as soon as practicable, an underwritten or best efforts registered public offering of Common Stock and/or Common Stock equivalents for gross proceeds of at least $5,000,000 (a “Qualified Public Equity Offering”). We expect this offering, if completed for gross proceeds of at least $5,000,000, to constitute a Qualified Public Equity Offering. The Revolving Loan Agreement also contemplates one or more offerings that, together with the Qualified Public Equity Offering, result in aggregate gross proceeds of at least $10,000,000 (the “Required Additional Financing”). The Revolving Loan Agreement provides that each public equity offering will be separately authorized, structured and priced by a pricing committee of our Board of Directors, independently of any other offering and in compliance with Nasdaq Listing Rule 5635, and that nothing in the Revolving Loan Agreement commits us to issue any minimum amount of securities or constitutes a single plan of financing.

While any loan is outstanding, the Revolving Loan Agreement restricts us, without the Lender’s consent, from, among other things, amending our organizational documents in a manner materially adverse to the Lender (other than to effect a reverse stock split, increase our authorized shares or maintain our Nasdaq listing), repurchasing equity securities above specified thresholds, incurring or prepaying indebtedness for borrowed money (other than specified permitted indebtedness), paying dividends, entering into material affiliate transactions not approved by a majority of our disinterested directors, and entering into, amending or increasing compensation or benefit arrangements with directors, officers, employees or consultants or hiring new officers or consultants. If we seek debt financing for borrowed money from another person, the Lender has a right of first refusal for ten days to provide that financing; the Revolving Loan Agreement does not restrict our offerings of equity securities.

Events of default under the Revolving Loan Agreement include payment defaults, removal of a Lender Board Nominee in breach of the Revolving Loan Agreement, covenant breaches (with an immediate default for breaches of the compensation covenant), cross-defaults on indebtedness exceeding $25,000, unsatisfied judgments of at least $25,000, bankruptcy events and any change of control or fundamental transaction unless the loans are repaid in full. We have also agreed to indemnify the Lender and its related parties for certain losses. The Revolving Loan Agreement is governed by New York law.

The foregoing description of the Revolving Loan Agreement is qualified in its entirety by reference to the Revolving Loan Agreement and the form of Revolving Note, which are filed as exhibits to the registration statement of which this prospectus forms a part.

August 2026 Warrant Exercise Inducement; Special Meeting

On August 25, 2026, we entered into a warrant exercise inducement letter with a holder of existing warrants to purchase 5,697,628 shares of Common Stock, pursuant to which the holder exercised such warrants in full for cash at a reduced exercise price of $0.64 per share (the “August 2026 Warrant Inducement”) in consideration for our issuance of a new warrant to purchase up to 11,395,256 shares of Common Stock at an exercise price of $0.64 per share (the “August 2026 Warrant”), which is exercisable only following stockholder approval. Net proceeds were approximately $3,341,000. Because the issuance of all 5,697,628 shares at one time would have caused the holder to exceed the beneficial ownership limitation contained in its existing warrants, 857,000 of those shares remain held in abeyance and will be issued, without payment of any additional consideration to us, as and when the holder may receive them consistent with that limitation. We have called a special meeting of stockholders to be held on October 27, 2026 (the “Special Meeting”) to approve (i) the issuance of the shares of Common Stock issuable upon exercise of the August 2026 Warrant and (ii) an amendment to our certificate of incorporation to effect a reverse stock split at a ratio of not less than 1-for-10 and not greater than 1-for-25, as determined by our Board of Directors.

Nasdaq Listing Matters

On July 7, 2026, we received notice from the Nasdaq Listing Qualifications Department that we did not comply with the minimum stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1). On August 27, 2026, we received a Staff Determination Letter notifying us that Nasdaq had determined to delist our Common Stock because the closing bid price of our Common Stock had been below $1.00 per share for 30 consecutive business days and, because of our January 2026 reverse stock split, we were not eligible for a compliance period. We requested a hearing before the Nasdaq Hearings Panel, which stayed further action, and the hearing was held on October 13, 2026. There can be no assurance that the Panel will grant our request for continued listing or that we will regain compliance.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, discussed in more detail in the following section. These risks include, among others, the following key risks:

Risks Related to Our Business and Capital Requirements

●	We have a history of operating losses, and we expect losses to continue for the foreseeable future.
●	We have received a going concern opinion from our auditors.
●	Our business will require continued funding. If we do not receive adequate funding, we may not be able to continue our operations.
●	Directors designated by the Lender under the Revolving Loan Agreement constitute a majority of our Board of Directors, and their interests may differ from those of our other stockholders.
●	The Revolving Loan Agreement contains restrictive covenants and a right of first refusal that may limit our operating and financial flexibility.
●	The Revolving Loan Agreement is an uncommitted facility, and the Lender has no obligation to fund any borrowing request we make.
●	Significant disruptions of information technology systems or breaches of information security systems could adversely affect our business.

Risks Related to Development and Commercialization of Product Candidates and Dependence on Third Parties

●	Our products are still being developed and are unproven. These products may not be successful.
●	We depend upon key personnel who may terminate their employment with us at any time. If we were to lose the services of any of these individuals, our business and operations may be adversely affected.
●	Regulatory and legal uncertainties could result in significant costs or otherwise harm our business.
●	We face intense competition and rapid technological change that could result in products that are superior to, or earlier to the market than, the products we will be commercializing or developing.
●	Our product candidates are based on new medical technology and, consequently, are inherently risky. Concerns about the safety and efficacy of our products could limit our future success.
●	We may experience delays in our clinical trials that could adversely affect our financial results and our commercial prospects.
●	Failure to obtain timely regulatory approvals required to exploit the commercial potential of our products could increase our future development costs or impair our future sales.
●	State pharmaceutical marketing compliance and reporting requirements may expose us to regulatory and legal action by state governments or other government authorities.
●

Changes in healthcare law and implementing regulations, as well as changes in healthcare policy, may impact our business in ways that we cannot currently predict, and may have a significant adverse effect on our business and results of operations.

●	We may not be successful in establishing collaborations for product candidates we seek to commercialize, which could adversely affect our ability to discover, develop, and commercialize products.
●	We do not have manufacturing, sales or marketing experience.
●	Our products under development may not gain market acceptance.
●	We may be required to defend lawsuits or pay damages for product liability claims.
●

Reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance. If there is not sufficient reimbursement for our products, it is less likely that they will be widely used.

Risks Related to Our Intellectual Property

●	Our success depends on our ability to obtain, maintain, protect and enforce our intellectual property and our proprietary technologies.
●	We could lose our license rights to our important intellectual property if we do not fulfill our contractual obligations to our licensors.
●	Other parties may claim that we infringe their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling products.
●

Any inability to protect our or our licensors’ intellectual property rights in the United States and foreign countries could limit our ability to prevent others from manufacturing or selling our products.

●	Changes in United States patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.
●	The patent protection and patent prosecution for our product candidates is dependent in part on third parties.
●	Changes to the Biologics Price Competition and Innovation Act’s exclusivity provisions could affect our market exclusivity.

Risks Related to Our Securities

●	The market price of our Common Stock is highly volatile.
●	The sale or issuance of additional shares of our Common Stock or other equity securities could result in additional dilution to our stockholders.
●	Certain provisions of our certificate of incorporation which authorize the issuance of shares of preferred stock may make it more difficult for a third party to effect a change in control.

●	We have never paid dividends and have no plans to do so.
●	Public company compliance may make it more difficult for us to attract and retain officers and directors.
●	Our Certificate of Incorporation and Bylaws may be amended by the affirmative vote of a majority of our stockholders.
●	Broker-dealers may be discouraged from effecting transactions in shares of our Common Stock if we are considered to be a penny stock and thus subject to the penny stock rules.
●

Our Common Stock currently is listed for quotation on Nasdaq. We are required to meet specified financial requirements in order to maintain such listing, including a requirement that the bid price for our Common Stock remain above $1.00, and that the market value of our publicly held securities be at least $1 million. In addition, on July 22, 2026, the SEC approved a new Nasdaq $5 million market value of listed securities requirement; the SEC’s approval order was stayed on July 29, 2026 and the stay remains in effect pending the SEC’s review of the rule.

Smaller Reporting Company

We are a “smaller reporting company” under the Exchange Act. We may continue to be a smaller reporting company so long as, as of June 30 of the preceding year, (i) the market value of our voting and non-voting equity held by non-affiliates, or our public float, is less than $250 million; or (ii) we have annual revenues less than $100 million and either we have no public float or our public float is less than $700 million. To the extent we continue to qualify as a smaller reporting company, we will continue to be permitted to make certain reduced disclosures in our periodic reports and other documents that we file with the SEC. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Corporate Information

We are incorporated under the laws of the State of Delaware. Our principal corporate offices are located at 1955 Lake Park Drive, Suite 300, Smyrna, Georgia 30080 (metropolitan Atlanta). Our telephone number is (678) 384-7220. The address of our website is www.geovax.com. Information contained on our website does not form a part of this prospectus.

THE OFFERING

Securities Offered

                 Shares of our Common Stock, or Pre-Funded Warrants to purchase up to                                Shares of our Common Stock in lieu thereof. No common warrants are being offered. We are also registering the shares of our Common Stock issuable upon exercise of the Pre-Funded Warrants.

Underwriter’s Over-Allotment Option

Up to                          additional Shares and/or Pre-Funded Warrants, representing 15% of the Shares and Pre-Funded Warrants sold in this offering, at the public offering price per Share or per Pre-Funded Warrant, exercisable within 45 days after the date of this prospectus.

Pre-Funded Warrants Offered

We are also offering to those purchasers whose purchase of Common Stock in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Common Stock immediately following the closing of this offering, in lieu of purchasing Common Stock, Pre-Funded Warrants to purchase up to an aggregate of            Shares of our Common Stock. Each Pre-Funded Warrant is exercisable for one share of our Common Stock. The purchase price of each Pre-Funded Warrant is equal to the price at which a Share is being sold to the public in this offering, minus $0.001, and the exercise price of each Pre-Funded Warrant is $0.001 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. This offering also relates to the shares of Common Stock issuable upon exercise of any Pre-Funded Warrants sold in this offering. For each Pre-Funded Warrant that we sell, the number of shares of Common Stock that we are offering will be reduced on a one- for-one basis.

The Pre-Funded Warrants include certain mechanisms, including certain standard adjustment provisions. To better understand the terms of the Pre-Funded Warrants, you should carefully read the “Description of Securities We Are Offering” section of this prospectus. You should also read the form of Pre-Funded Warrant, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Offering Price	$ per Share and $ per Pre-Funded Warrant.

Common Stock Outstanding Prior to This Offering	12,209,871 shares

Common Stock Outstanding After This Offering	shares ( shares if the underwriter exercises its over-allotment option in full).

Trading Symbol

Our Common Stock is listed on The Nasdaq Capital Market under the symbol “GOVX.”

There is no established trading market for the Pre-Funded Warrants and we do not expect a trading market to develop. We do not intend to list the Pre-Funded Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the Pre-Funded Warrants will be extremely limited.

Use of Proceeds

We estimate that we will receive net proceeds of approximately $                         from this offering, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to advance our product candidates, including the planned Phase 3 clinical trial of GEO-MVA, research and technical development, manufacturing, clinical studies, capital expenditures, and working capital and general corporate purposes. We do not intend to use any of the net proceeds from this offering to repay amounts under the Revolving Loan Agreement. See “Use of Proceeds.”

Firm Commitment Underwritten Offering

E.F. Hutton & Co. is acting as sole book-running manager and sole underwriter. The Underwriter has agreed to purchase, on a firm commitment basis, all of the Shares and Pre-Funded Warrants offered hereby, if any are purchased, subject to the terms and conditions of the underwriting agreement. See “Underwriting.”

Lock-up

We and our directors and executive officers (including the Lender Board Nominees) have agreed, subject to certain exceptions, not to offer, sell or otherwise dispose of shares of Common Stock or securities convertible into or exercisable for Common Stock for a period of 90 days following the date of this prospectus without the prior written consent of the Underwriter. See “Underwriting.”

Transfer Agent and Registrar	The transfer agent and registrar for our Common Stock is Equiniti Trust Company, LLC, 48 Wall Street, Floor 23, New York, NY 10005, telephone 800-937-5449.

Risk Factors

Investment in our securities involves a high degree of risk and could result in a loss of your entire investment. See “Risk Factors” beginning on page 8 to read about factors you should consider before buying our securities.

Unless otherwise indicated, the number of shares of our Common Stock outstanding prior to this offering is based on 12,209,871 shares of Common Stock outstanding as of October 22, 2026, and excludes as of such date:

●	11,395,256 shares of Common Stock issuable upon exercise of the August 2026 Warrant at an exercise price of $0.64 per share, which is exercisable only following stockholder approval;
●	857,000 shares of Common Stock held in abeyance in connection with the August 2026 Warrant Inducement, for which the exercise price has already been paid and no additional consideration is payable;
●

2,844,063 shares of Common Stock issuable upon the exercise of other outstanding common warrants with a weighted average exercise price of $2.04 per share (which, together with the August 2026 Warrant, represent outstanding common warrants to purchase 14,239,319 shares of Common Stock with a weighted average exercise price of $0.92 per share); and

●

331,342 shares of Common Stock which are reserved for issuance under our Stock Incentive Plans, of which 310,179 shares of Common Stock are issuable upon exercise of outstanding options at an average exercise price of $20.82 per share

RISK FACTORS

An investment in our securities involves a high degree of risk. Before making an investment decision, you should review and carefully consider the following risk factors as well as other information we include in this prospectus, including our financial statements and the related notes. Any of these factors could materially and adversely affect our business, financial condition, operating results and prospects and could negatively impact the market price of our Common Stock, and you may lose some or all of your investment. The risks and uncertainties described below are not the only ones facing our Company. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Risks Related to Our Business and Capital Requirements

We have a history of operating losses, and we expect losses to continue for the foreseeable future.

As a research and development-focused company, we have had no product revenue to date and revenues from our government grants and other collaborations have not generated sufficient cash flows to cover operating expenses. Since our inception, we have incurred operating losses each year due to costs incurred in connection with research and development activities and general and administrative expenses associated with our operations. We incurred a net loss of approximately $21.5 million for the year ended December 31, 2025 and approximately $9.7 million for the six months ended June 30, 2026. We expect to incur additional operating losses and expect cumulative losses to increase as our research and development, preclinical, clinical, and manufacturing efforts expand. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of our product candidates, conduct preclinical tests and clinical trials, obtain the necessary regulatory approvals, and manufacture and market or otherwise commercialize our products. Unless we are able to successfully meet these challenges, we will not be profitable and may not remain in business.

We have received a going concern opinion from our auditors.

We have received a "going concern" opinion from our independent registered public accounting firm, reflecting substantial doubt about our ability to continue as a going concern. Our consolidated financial statements contemplate that we will continue as a going concern and do not contain any adjustments that might result if we were unable to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to raise additional capital and implement our business plan. If we are unable to achieve or sustain profitability or to secure additional financing on acceptable terms, we may not be able to meet our obligations as they come due, raising substantial doubts as to our ability to continue as a going concern. Any such inability to continue as a going concern may result in our stockholders losing their entire investment. There is no guarantee that we will become profitable or secure additional financing on acceptable terms.

Our business will require continued funding. If we do not receive adequate funding, we may not be able to continue our operations.

To date, we have financed our operations principally through the sale of our equity securities and through government grants and clinical trial support. We will require substantial additional financing at various intervals for our operations, including clinical trials, operating expenses, intellectual property protection and enforcement, for pursuit of regulatory approvals, and for establishing or contracting out manufacturing, marketing and sales functions. There is no assurance that such additional funding will be available on terms acceptable to us or at all. As of the date of this prospectus, we believe that our existing cash and cash equivalents, together with amounts available under the Revolving Loan Agreement (which are subject to the Lender’s discretion), are sufficient to fund our operations into December 2026. If we are not able to secure the significant funding that is required to maintain and continue our operations at current levels, or at levels that may be required in the future, we may be required to delay clinical studies or clinical trials, curtail operations, or obtain funds through collaborative arrangements that may require us to relinquish rights to some of our products or potential markets. These factors collectively raise substantial doubt about the Company’s ability to continue as a going concern.

We may pursue additional support from the federal government for our vaccine and immunotherapy development programs; however, as we progress to the later stages of our development activities, government financial support may be more difficult to obtain, may be terminated prior to the receipt of all funds, or may not be available at all. Therefore, it will be necessary for us to look to other sources of funding to finance our development activities. Additionally, even if we secure funding, such funding may be revoked if the agreements underlying the funding are terminated.

We may also plan additional offerings of our equity securities, debt, or convertible debt instruments. To the extent that we raise additional funds by issuance of equity securities, our stockholders would experience dilution, and debt financing, if available, may involve restrictive covenants and substantial fixed payments or may otherwise further constrain our financial flexibility.

Directors designated by the Lender under the Revolving Loan Agreement constitute a majority of our Board of Directors, and their interests may differ from those of our other stockholders.

Immediately prior to the effectiveness of the Revolving Loan Agreement, five of our directors resigned and the Remaining Directors appointed three Lender Board Nominees to our Board of Directors. Although the Lender Board Nominees are required to qualify as independent directors under Nasdaq rules and may not be officers, employees or controlling persons of the Lender, they were designated by a creditor of the Company and will participate in decisions regarding this offering, future financings, executive compensation, strategic transactions and the Revolving Loan Agreement itself. The Revolving Loan Agreement restricts our ability, without the Lender’s consent, to propose the removal of, or fail to nominate, the Lender Board Nominees, or to increase the size of our Board of Directors or reconstitute its committees, until the earlier of Payment in Full (as defined in the Revolving Loan Agreement) and the automatic resignation of the Lender Board Nominees under the Revolving Loan Agreement. The Lender Board Nominees constitute three of our five directors and a majority of each committee of our Board of Directors. Their service as directors does not end upon repayment of the loans: they will continue to serve on the same basis as our other directors unless they are deemed to have resigned because specified financing milestones under the Revolving Loan Agreement are not met, and the Lender’s right to designate their replacements survives Payment in Full. As a result, the Lender may be deemed to control us, and the practical ability of our stockholders to change the composition of our Board of Directors is limited. The interests of the Lender may not align with those of our other stockholders, and the composition of our Board of Directors could make it more difficult to maintain compliance with Nasdaq corporate governance requirements, including committee independence requirements.

The Revolving Loan Agreement contains restrictive covenants and a right of first refusal that may limit our operating and financial flexibility.

While any loan is outstanding, the Revolving Loan Agreement restricts our ability, without the Lender’s consent, to incur or prepay other indebtedness for borrowed money, pay dividends, repurchase equity, enter into affiliate transactions not approved by our disinterested directors, and enter into, amend or increase compensation arrangements or hire new officers or consultants, and gives the Lender a ten-day right of first refusal on any debt financing we propose to obtain from another person. A breach of the compensation covenant would constitute an immediate event of default without notice or cure. Events of default also include, among others, cross-defaults on indebtedness exceeding $25,000, judgments of at least $25,000 and any change of control or fundamental transaction unless the loans are repaid. These restrictions could impair our ability to retain personnel, obtain alternative financing or pursue strategic transactions.

The Revolving Loan Agreement is an uncommitted facility, and the Lender has no obligation to fund any borrowing request we make.

Although the Revolving Loan Agreement permits us to request loans in an aggregate principal amount of up to $1,000,000 outstanding at any one time, it is an uncommitted facility. Any request by us to draw down, utilize or otherwise access any portion of the loan commitment is subject to the Lender’s sole and absolute discretion, and the Lender is under no obligation to approve or permit any drawdown, whether in whole or in part. The Lender may withhold its consent for any reason or for no reason, and without incurring any liability to us, even if we are in compliance with all of our obligations under the Revolving Loan Agreement and all conditions to borrowing have been satisfied. In addition, if the Lender approves a particular drawdown request, that approval will not obligate the Lender to approve any subsequent request or constitute a waiver of any of the Lender’s rights under the Revolving Loan Agreement. As a result, we cannot rely on any prior funding as an indication that future funding will be made available. As of the date of this prospectus, we have not borrowed any amounts under the Revolving Loan Agreement and no principal is outstanding thereunder.

Accordingly, you should not assume that any amount will be available to us under the Revolving Loan Agreement. We may be unable to obtain funding at the times, or in the amounts, we require, including to fund our clinical development programs, our general operating expenses or the expenses of this offering, and our expectations regarding the period into which our existing cash resources will fund our operations assume that amounts will be available to us under the Revolving Loan Agreement. If the Lender declines to fund any drawdown request, we would need to seek alternative financing, which may not be available on terms acceptable to us or at all, and we could be required to delay, scale back or discontinue our clinical studies or other operations. These circumstances would adversely affect our business, financial condition and prospects and could contribute to the substantial doubt about our ability to continue as a going concern.

Significant disruptions of information technology systems or breaches of information security systems could adversely affect our business.

We rely upon a combination of information technology systems and traditional recordkeeping to operate our business. In the ordinary course of business, we collect, store, and transmit confidential information (including, but not limited to, personal information and intellectual property). We have also outsourced elements of our operations to third parties, including elements of our information technology systems and, as a result, we manage a number of independent vendor relationships with third parties who may or could have access to our confidential information. Our information technology and information security systems and records are potentially vulnerable to security breaches, service interruptions, or data loss from inadvertent or intentional actions by our employees or vendors. Our information technology and information security systems and records are also potentially vulnerable to malicious attacks by third parties. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of expertise and motives (including, but not limited to, financial crime, industrial espionage, and market manipulation). In addition, the rapid evolution and increased adoption of artificial intelligence and machine learning technologies may intensify our information security risks.

While we have invested, and continue to invest, a portion of our limited funds in our information technology and information security systems, there can be no assurance that our efforts will prevent security breaches, service interruptions, or data losses. Any security breaches, service interruptions, or data losses could adversely affect our business operations and/or result in the loss of critical or sensitive confidential information or intellectual property, and could result in financial, legal, business, and reputational harm to us or allow third parties to gain material, inside information that they may use to trade in our securities.

Risks Related to Development and Commercialization of Product Candidates and Dependence on Third Parties

Our products are still being developed and are unproven. These products may not be successful.

To become profitable, we must generate revenue through sales of our products. However, our products are in varying stages of development and testing. Our products have not been proven in human clinical trials and have not been approved by any government agency for sale. If we cannot successfully develop and prove our products and processes, or if we do not develop other sources of revenue, we will not become profitable and at some point, we would discontinue operations.

We depend upon key personnel who may terminate their employment with us at any time. If we were to lose the services of any of these individuals, our business and operations may be adversely affected.

The success of our business strategy will depend to a significant degree upon the continued services of key management, technical and scientific personnel and our ability to attract and retain additional qualified personnel and managers. Competition for qualified personnel is intense among companies, academic institutions and other organizations. The ability to attract and retain personnel is adversely affected by our financial challenges. If we are unable to attract and retain key personnel and advisors, it may negatively affect our ability to successfully develop, test, commercialize and market our products and product candidates.

Regulatory and legal uncertainties could result in significant costs or otherwise harm our business.

To manufacture and sell our products, we must comply with extensive domestic and international regulation. In order to sell our products in the United States, approval from the FDA is required. Satisfaction of regulatory requirements, including FDA requirements, typically takes many years, and if approval is obtained at all, it is dependent upon the type, complexity and novelty of the product, and requires the expenditure of substantial resources. We cannot predict whether our products will be approved by the FDA. Even if they are approved, we cannot predict the time frame for approval. Foreign regulatory requirements differ from jurisdiction to jurisdiction and may, in some cases, be more stringent or difficult to meet than FDA requirements. As with the FDA, we cannot predict if or when we may obtain these regulatory approvals. If we cannot demonstrate that our products can be used safely and successfully in a broad segment of the patient population on a long-term basis, our products would likely be denied approval by the FDA and the regulatory agencies of foreign governments.

In addition, federal agency priorities, leadership, policies, rulemaking, communications, spending, and staffing may be significantly impacted by election cycles. For example, the current U.S. presidential administration has committed to significantly reduce government spending through cuts to federal healthcare programs and reductions in the workforces of key government agencies, such as HHS and the FDA. Further, in an effort to contain the U.S. federal budget deficit, the pharmaceutical industry could be considered a potential source of savings and could be the target of legislative proposals aimed at reducing federal expenditures. Efforts by the current administration or Congress to limit federal agency budgets or personnel may result in reductions to agency budgets, employees, and operations, which may lead to slower response times and longer review periods, potentially affecting our ability to progress development of our product candidates or obtain regulatory approval for our product candidates.

We face intense competition and rapid technological change that could result in products that are superior to, or earlier to the market than, the products we will be commercializing or developing.

The market for vaccines that protect against or treat human infectious diseases is intensely competitive and is subject to rapid and significant technological change. We have numerous competitors in the United States and abroad, including, among others, large companies with substantially greater resources than us. If any of our competitors develop products with efficacy or safety profiles significantly better than our products, we may not be able to commercialize our products, and sales of any of our commercialized products could be harmed. Some of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we do. Competitors may develop products earlier, obtain FDA approvals for products more rapidly, or develop products that are more effective than those under development by us. We will seek to expand our technological capabilities to remain competitive; however, research and development by others may render our technologies or products obsolete or noncompetitive or result in treatments or cures superior to ours.

Our product candidates are based on new medical technology and, consequently, are inherently risky. Concerns about the safety and efficacy of our products could limit our future success.

We are subject to the risks of failure inherent in the development of product candidates based on new medical technologies. These risks include the possibility that the products we create will not be effective, that our product candidates will be unsafe or otherwise fail to receive the necessary regulatory approvals, and that our product candidates will be difficult to manufacture on a large scale or will be uneconomical to market.

Many pharmaceutical products cause multiple potential complications and side effects, not all of which can be predicted with accuracy and many of which may vary from patient to patient. Long-term follow-up data may reveal previously unidentified complications associated with our products. The responses of potential physicians and others to information about complications could materially adversely affect the market acceptance of our products, which in turn would materially harm our business.

We may experience delays in our clinical trials that could adversely affect our financial results and our commercial prospects.

We do not know whether planned pre-clinical and clinical trials will begin on time or whether we will complete any of our trials on schedule, if at all. Product development costs will increase if we have delays in testing or approvals, or if we need to perform more or larger clinical trials than planned. Significant delays may adversely affect our financial results and the commercial prospects for our products and delay our ability to become profitable.

We rely heavily on independent clinical investigators, vaccine manufacturers, and other third-party service providers for successful execution of our clinical trials, but do not control many aspects of their activities. We are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or our stated protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates.

Failure to obtain timely regulatory approvals required to exploit the commercial potential of our products could increase our future development costs or impair our future sales.

None of our vaccines are approved by the FDA for sale in the United States or by other regulatory authorities for sale in foreign countries. To exploit the commercial potential of our technologies, we are conducting and planning to conduct additional pre-clinical studies and clinical trials. This process is expensive and can require a significant amount of time. Failure can occur at any stage of testing, even if the results are favorable. Failure to adequately demonstrate safety and efficacy in clinical trials could delay or preclude regulatory approval and restrict our ability to commercialize our technology or products. Any such failure may severely harm our business. In addition, any approvals we obtain may not cover all of the clinical indications for which approval is sought or may contain significant limitations in the form of narrow indications, warnings, precautions or contraindications with respect to conditions of use, or in the form of onerous risk management plans, restrictions on distribution, or post-approval study requirements.

State pharmaceutical marketing compliance and reporting requirements may expose us to regulatory and legal action by state governments or other government authorities.

Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs and file periodic reports on sales, marketing, pricing and other activities. Similar legislation is being considered in other states. Many of these requirements are new and uncertain, and available guidance is limited. Unless we are in full compliance with these laws, we could face enforcement action, fines, and other penalties and could receive adverse publicity, all of which could harm our business.

Changes in healthcare law and implementing regulations, as well as changes in healthcare policy, may impact our business in ways that we cannot currently predict, and may have a significant adverse effect on our business and results of operations.

In the United States and foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. Among policy makers and payors in the United States and elsewhere, including in the European Union, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the Affordable Care Act), substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The Affordable Care Act includes a number of provisions that are intended to lower healthcare costs, including provisions relating to prescription drug prices and government spending on medical products.

Since its enactment, there have also been judicial and Congressional challenges to certain aspects of the Affordable Care Act, as well as efforts to repeal or replace certain aspects of the statute. We continue to evaluate the effect that the Affordable Care Act and subsequent changes to the statute has on our business. Changes in legislation, regulation or policy increase the likelihood that we will fail to appropriately adapt to changes in our compliance obligations, particularly when such changes happen abruptly, such as following a change in government. It is uncertain the extent to which any such changes may impact our business or financial condition.

There has also been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products. There have been several Congressional inquiries and proposed bills, as well as state efforts, designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. In June 2017, the FDA issued a Drug Competition Action plan intended to lower prescription drug prices by encouraging competition from generic versions of existing products. In July 2018, the FDA issued a Biosimilar Action Plan, intended to similarly promote competition to prescription biologics from biosimilars. Additionally, laws such as the Inflation Reduction Act have granted the Centers for Medicare and Medicaid Services the ability to negotiate drug prices for certain prescription drugs.

Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. For example, in September 2017, the California State Assembly approved SB17, which requires pharmaceutical companies to notify health insurers and government health plans at least 60 days before any scheduled increases in the prices of their products if they exceed 16% over a two-year period, and further requiring pharmaceutical companies to explain the reasons for such increase. Effective in 2016, Vermont passed a law requiring certain manufacturers identified by the state to justify their price increases.

We expect that these, and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs, once marketing approval is obtained.

We may not be successful in establishing collaborations for product candidates we seek to commercialize, which could adversely affect our ability to discover, develop, and commercialize products.

We expect to seek collaborations for the development and commercialization of product candidates in the future. The timing and terms of any collaboration will depend on the evaluation by prospective collaborators of the clinical trial results and other aspects of a product’s safety and efficacy profile. If we are unable to reach agreements with suitable collaborators for any product candidate, we will be forced to fund the entire development and commercialization of such product candidates, ourselves, and we may not have the resources to do so. If resource constraints require us to enter into a collaboration agreement early in the development of a product candidate, we may be forced to accept a more limited share of any revenues the product may eventually generate. We face significant competition in seeking appropriate collaborators. Moreover, these collaboration arrangements are complex and time-consuming to negotiate and document. We may not be successful in our efforts to establish collaborations or other alternative arrangements for any product candidate. Even if we are successful in establishing collaborations, we may not be able to ensure fulfillment by collaborators of their obligations or our expectations.

We do not have manufacturing, sales or marketing experience.

We do not have experience in manufacturing, selling, or marketing. To obtain the expertise necessary to successfully manufacture, market, and sell our products, we must develop our own commercial infrastructure and/or collaborative commercial arrangements and partnerships. Our ability to execute our current operating plan is dependent on numerous factors, including, the performance of third-party collaborators, vendors and contractors.

Our products under development may not gain market acceptance.

Our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community. Significant factors in determining whether we will be able to compete successfully include:

●	the efficacy and safety of our products;
●	the time and scope of regulatory approval;
●	reimbursement coverage from Medicare, Medicaid, insurance companies and others;
●	the price and cost-effectiveness of our products, especially as compared to any competitive products; and
●	the ability to maintain patent protection.

We may be required to defend lawsuits or pay damages for product liability claims.

Product liability is a major risk in testing and marketing biotechnology and pharmaceutical products. We may face substantial product liability exposure in human clinical trials and for products that we sell after regulatory approval. We carry product liability insurance and we expect to continue such policies. However, product liability claims, regardless of their merits, could exceed policy limits, divert management’s attention, and adversely affect our reputation and demand for our products.

Reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance. If there is not sufficient reimbursement for our products, it is less likely that they will be widely used.

Market acceptance of products we develop, if approved, will depend on reimbursement policies and may be affected by, among other things, future healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that reimbursement will be available for any products that we may develop. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for our products. If reimbursement is not available or is available on a limited basis, we may not be able to successfully commercialize products that we develop.

Risks Related to Our Intellectual Property

Our success depends on our ability to obtain, maintain, protect, and enforce our intellectual property and our proprietary technologies.

In general, our commercial success will depend in part on our and our licensors’ ability to obtain, maintain, protect, and enforce our intellectual property and proprietary technologies, including patent protection and trade secret protection for our product candidates, proprietary technologies and their uses as well as our ability to operate without infringing, misappropriating, or otherwise violating the intellectual property rights of others. If we or our licensors are unable to obtain, maintain, protect, or enforce our intellectual property rights or if our intellectual property rights are inadequate for our technology or our product candidates, our competitive position could be harmed, which could have a material adverse impact on our business, results of operations, financial conditions, and prospects. There can be no assurance that our patent applications will result in patents being issued or that issued patents will afford sufficient protection against competitors with similar technologies, nor can there be any assurance that the patents if issued will not be infringed, misappropriated, violated, designed around or invalidated by third parties. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our intellectual property is uncertain. Only limited protection may be available and may not adequately obtain, maintain, protect, and enforce our rights or permit us to gain or keep any competitive advantage. These uncertainties and/or limitations in our ability to properly obtain, maintain, protect, and enforce the intellectual property rights relating to our product candidates could have a material adverse effect on our financial condition and results of operations.

We cannot be certain that the claims in our in-licensed pending patent applications will be considered patentable by the USPTO, courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that claims that may ultimately issue from our patent applications will not be found invalid or unenforceable if challenged. If we or our licensors are unable to obtain or maintain patent protection with respect to our product candidates, our business, financial condition, results of operations, and prospects could be materially harmed.

We could lose our license rights to our important intellectual property if we do not fulfill our contractual obligations to our licensors.

Our rights to significant parts of the technology we use in our products are licensed from third parties and are subject to termination if we do not fulfill our contractual obligations to our licensors. Termination of intellectual property rights under any of our license agreements could adversely impact our ability to produce or protect our products. Our obligations under our license agreements include requirements that we make milestone payments to our licensors upon the achievement of clinical development and regulatory approval milestones, royalties as we sell commercial products, and reimbursement of patent filing and maintenance expenses. Should we become bankrupt or otherwise unable to fulfill our contractual obligations, our licensors could terminate our rights to critical technology that we rely upon.

Other parties may claim that we infringe their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling products.

Our success will depend in part on our ability to operate without infringing the patents and proprietary rights of third parties. The manufacture, use and sale of biologic products have been subject to substantial patent litigation in the biopharmaceutical industry. Such lawsuits often relate to the validity or infringement of patents or other proprietary rights of third parties. Pharmaceutical companies, biotechnology companies, universities, research institutions or other third parties may have filed patent applications or may have been granted patents that cover aspects of our products or our licensors’ products, product candidates or other technologies.

Future or existing patents issued to third parties may contain patent claims that cover our products or their use or manufacture. In particular, the patent landscape in the COVID-19 vaccine space is crowded, and a large number of patent applications have been filed by numerous entities since January 2020, including for the use of certain SARS-CoV-2 antigens and antigenic combinations, including from Pfizer, Moderna, Janssen Pharmaceuticals, Inc., Sementis LTD., VaxBio, Inc., Oxford University, BioNTech, Ichan School of Medicine at Mount Sinai, Diosynvax LTD., The University of Alberta, University of Texas, and Tonix Pharmaceuticals. If a third party were to assert an infringement claim against us in the future with respect to our current products or with respect to products that we may develop or license, such litigation or interference proceedings could force us to:

●	stop or delay selling, manufacturing or using products that incorporate, or are made using the challenged intellectual property;
●	pay damages; or
●	enter into licensing or royalty agreements that may not be available on acceptable terms, if at all.

Any litigation or interference proceedings, regardless of their outcome, may delay the regulatory approval process, be costly and require significant time and attention of our key management and technical personnel.

Any inability to protect our or our licensors’ intellectual property rights in the United States and foreign countries could limit our ability to prevent others from manufacturing or selling our products.

We will rely on trade secrets, unpatented proprietary know-how, continuing technological innovation and, in some cases, patent protection to preserve our competitive position. Our patents and licensed patent rights may be challenged, invalidated, infringed or circumvented, and the rights granted in those patents may not provide proprietary protection or competitive advantages to us. We and our licensors may not be able to develop patentable products with acceptable patent protection. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us. If patents containing competitive or conflicting claims are issued to third parties, we may be prevented from commercializing the products covered by such patents or may be required to obtain or develop alternate technology. In addition, other parties may duplicate, design around or independently develop similar or alternative technologies.

Some of our patent families and our in-licensed patent families are in an early stage of prosecution and cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents are issued from such applications, and then only to the extent the issued claims cover the third-party technology. There can be no assurance that our patent applications will result in patents being issued or that issued patents will afford sufficient protection against competitors with similar technologies. There can be no assurance that the patents if issued will not be infringed, misappropriated, violated, designed around or invalidated by third parties. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our intellectual property is uncertain. Only limited protection may be available and may not adequately obtain, maintain, protect, and enforce our rights or permit us to gain or keep any competitive advantage. These uncertainties and/or limitations in our ability to properly obtain, maintain, protect, and enforce the intellectual property rights relating to our product candidates could have a material adverse effect on our financial condition and results of operations.

We may not be able to prevent third parties from infringing or using our intellectual property, and the parties from whom we may license intellectual property may not be able to prevent third parties from infringing or using the licensed intellectual property. We generally attempt to control and limit access to, and the distribution of, our product documentation and other proprietary information. Despite efforts to protect this proprietary information, unauthorized parties may obtain and use information that we may regard as proprietary. Other parties may independently develop similar know-how or may even obtain access to these technologies.

The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries.

Furthermore, even if our or our licensors’ patent applications are granted, the patent term may be inadequate to protect our competitive position on our product candidates for an adequate amount of time. Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest United States non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates have been or are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing, and regulatory review of product candidates, patents protecting our product candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours.

Changes in United States patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing biotechnology patents is costly, time-consuming, and inherently uncertain. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. In addition, Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to us.

For example, the Leahy-Smith America Invents Act (the Leahy-Smith Act), signed into law on September 16, 2011, includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Further, because of a lower evidentiary standard in these USPTO post-grant proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation can increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application is entitled to the patent on an invention regardless of whether a third-party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before we file an application covering the same invention, could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Because patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our product candidates and other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing the claimed invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent United States Supreme Court and Federal Circuit rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. For example, recent Federal Circuit rulings such as Ariad Pharms., Inc. v. Eli Lilly & Co., 598 F.3d 1336, 1340 (Fed. Cir. 2010) (en banc), Wyeth & Cordis Corp. v. Abbott Labs, 720 F.3d 1380 (Fed. Cir. 2013), Enzo Life Scis., Inc. v. Roche Molecular Sys., 928 F.3d 1340 (Fed. Cir. 2019), and Idenix Pharms. LLC v. Gilead Scis. Inc., 941 F.3d 1149 (Fed. Cir. 2019), and Amgen Inc. v. Sanofi, 598 U.S. 594 (2023) have significantly heightened the standard for securing broad claims to pharmaceutical and biological products. In addition, recent Federal Circuit rulings such as In re Cellect, 81 F.4th 1216 (Fed. Cir. 2023) have expanded the bases for invalidating a patent under the judicially created doctrine of obviousness-type double patenting.

In addition to heightened patentability requirements, recent Supreme Court and Federal Circuit cases relating to biosimilar product approval under the BPCIA, have held that the “patent dance” provisions of the statute, which are intended to resolve any patent infringement issues before the approval of a biosimilar, are discretionary, and a biosimilar applicant can opt out by refusing to provide a copy of its application and manufacturing information to the biologic sponsor (see Sandoz Inc. v. Amgen Inc.,137 S. Ct. 1664 (2017). It may be that we do not learn of a biosimilar application until after FDA publishes its approval (see Immunex v. Samsung Bioepsis, 2:19-cv-117555-CCC-MF (D.N.J. Apr. 30, 2019). In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the United States federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents we might obtain in the future.

The patent protection and patent prosecution for our product candidates is dependent in part on third parties.

We or our licensors may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example, with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If we or our licensors, fail to establish, maintain, or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our licensors are not fully cooperative or disagree with us as to the prosecution, maintenance, or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of our patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

We rely on third parties to file and prosecute patent applications and maintain patents and otherwise protect the licensed intellectual property under some of our license agreements. We have not had and do not have primary control over these activities for some of our in-licensed patents or patent applications and other intellectual property rights. We cannot be certain that such activities by third parties have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights. Pursuant to the terms of the license agreements with some of our licensors, the licensors may have the right to control enforcement of our licensed patents or defense of any claims asserting the invalidity of these patents and even if we are permitted to pursue such enforcement or defense, we will require the cooperation of our licensors. We cannot be certain that our licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in the licensed patents. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent us from continuing to license intellectual property that we may need to operate our business. If any of our licensors fail to appropriately prosecute and maintain patent protection for patents covering our product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using, and selling competing products.

In addition, even where we have the right to control patent prosecution of patents and patent applications we have acquired or licensed from third parties, we may still be adversely affected or prejudiced by actions or inactions of our predecessors or licensors and their counsel that took place prior to us assuming control over patent prosecution.

Our technology acquired or licensed from various third parties may be subject to retained rights. Our predecessors or licensors often retain certain rights under their agreements with us, including the right to use the underlying technology for non-commercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether our predecessors or licensors limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse.

In addition, the research resulting in certain of our in-licensed patent rights and technology was funded in part by the United States government. As a result, the government may have certain rights, or march-in rights, to such patent rights and technology. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a nonexclusive license authorizing the government to use the invention for non-commercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. The United States government also has the right to take title to these inventions if the applicable licensor fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to United States industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations, and prospects.

Changes to the Biologics Price Competition and Innovation Act’s exclusivity provisions could affect our market exclusivity.

In addition to our patents, we intend to rely on the regulatory exclusivity provisions of the Biologics Price Competition and Innovation Act (BPCIA) to protect our market in the United States. According to the BPCIA, new reference biologics are entitled to 4 years of data exclusivity and 12 years of market exclusivity in the United States from the date of first FDA licensure. According to the BPCIA, the FDA is prohibited from 1) accepting applications for an abbreviated pathway Section 351(k) biosimilar follow-on product for a period of 4 years, and 2) approve an abbreviated pathway Section 351(k) biosimilar follow-on product for a period of 12 years. Since the passage of the BPCIA, various bills have been introduced in the United States Congress to reduce these exclusivity periods. Any congressional changes to these exclusivity periods could harm our competitive position and our ability to prevent competitive biosimilar follow-on products from entering the market.

Risks Related to Our Securities

The market price of our Common Stock is highly volatile.

The market price of our Common Stock has been, and is expected to continue to be, highly volatile. Certain factors, including announcements of new developments by us or other companies, regulatory matters, new or existing medicines or procedures, concerns about our financial position, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, may have a significant impact on the market price of our stock. In addition, potential dilutive effects of future sales of shares of Common Stock by us, and subsequent sales of Common Stock by the holders of our options and warrants could have an adverse effect on the market price of our shares.

In addition, the securities markets from time-to-time experience significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Common Stock.

The sale or issuance of additional shares of our Common Stock or other equity securities could result in additional dilution to our stockholders.

In order to meet our operating cash flow needs, we may plan additional offerings of our equity securities, debt, or convertible debt instruments. The sale of additional equity securities, or the issuance of additional equity securities under our stock incentive plans, could result in significant additional dilution to our stockholders. The incurrence of indebtedness could result in debt service obligations and operating and financing covenants that would restrict our operations. We cannot assure investors that financing will be available in amounts or on terms acceptable to us, if at all.

In connection with the August 2026 Warrant Inducement, the exercising holder paid the reduced exercise price for all 5,697,628 shares of Common Stock underlying its existing warrants, but could not take delivery of all of those shares without exceeding the beneficial ownership limitation contained in those warrants. As a result, 857,000 of those shares remain held in abeyance and will be issued, without payment of any additional consideration to us, as and when the holder may receive them consistent with that limitation. Those shares are not included in the number of shares of our Common Stock outstanding, and their issuance will dilute the percentage ownership of our other stockholders without generating any additional proceeds to us. Separately, as consideration for that exercise, we issued the August 2026 Warrant to purchase up to 11,395,256 shares of Common Stock at an exercise price of $0.64 per share, which is exercisable only if our stockholders approve the issuance of those shares at the Special Meeting. The shares issuable upon exercise of the August 2026 Warrant are in addition to, and do not include, the shares held in abeyance. We are also obligated to issue additional shares of our Common Stock in connection with our other outstanding warrants if the warrant holders choose to exercise them. Including the August 2026 Warrant, we had outstanding common warrants to purchase 14,239,319 shares of Common Stock with a weighted average exercise price of $0.92 per share, of which warrants to purchase 2,844,063 shares were exercisable. The exercise of these warrants will cause us to issue additional shares of our Common Stock and will dilute the percentage ownership of our stockholders.

Certain provisions of our certificate of incorporation which authorize the issuance of shares of preferred stock may make it more difficult for a third party to effect a change in control.

Our certificate of incorporation authorizes our Board of Directors to issue up to 10,000,000 shares of preferred stock. The shares of preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our Board of Directors without further action by the stockholders. These terms may include voting rights, including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any newly issued preferred stock could diminish the rights of holders of our Common Stock, and therefore could reduce the value of our Common Stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our Board of Directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it costlier to acquire or effect a change-in-control, which in turn could prevent the stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our Common Stock.

We have never paid dividends and have no plans to do so.

Holders of shares of our Common Stock are entitled to receive such dividends as may be declared by our Board of Directors. To date, we have paid no cash dividends on our shares of Common Stock and we do not expect to pay cash dividends on our Common Stock in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Therefore, any potential return investors may have in our Common Stock will be in the form of appreciation, if any, in the market value of their shares of Common Stock.

Public company compliance may make it more difficult for us to attract and retain officers and directors.

The Sarbanes-Oxley Act, the Dodd-Frank Act, the JOBS Act, the FAST Act, and rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. As a public company, we expect these rules and regulations, and amendments to them, to contribute to our compliance costs and to make certain activities more time consuming and costly. As a public company, we also expect that these rules and regulations may make it difficult and expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Our Certificate of Incorporation and Bylaws may be amended by the affirmative vote of a majority of our stockholders.

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, and a majority of the outstanding shares of each class entitled to vote as a class, unless the articles require the vote of a larger percentage of shares. Our Certificate of Incorporation, as amended, does not require the vote of a larger percentage of shares. As permitted under the Delaware General Corporation Law, our Bylaws give our board of directors the power to adopt, amend, or repeal our Bylaws. Our stockholders entitled to vote have concurrent power to adopt, amend, or repeal our Bylaws.

Broker-dealers may be discouraged from effecting transactions in shares of our Common Stock if we are considered to be a penny stock and thus subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stocks” that restrict transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our securities have in the past constituted, and may again in the future, if we are delisted from Nasdaq, constitute, “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage broker-dealers from effecting transactions in shares of our Common Stock, which could severely limit the market liquidity of such shares and impede their sale in the secondary market.

A U.S. broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of $1,000,000 (exclusive of personal residence) or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

Stockholders should be aware that, according to the SEC, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

Our Common Stock currently is listed for quotation on Nasdaq. We are required to meet specified financial requirements in order to maintain such listing, including a requirement that the bid price for our Common Stock remain above $1.00, and that the market value of our publicly held securities be at least $1 million. In addition, the SEC has recently approved Nasdaq’s new $5 million market value of listed securities requirement.

Nasdaq Listing Rule 5550(a)(2) requires listed companies to maintain a minimum bid price of $1.00 for continued inclusion on Nasdaq. If the trading price of our Common Stock were to fall below $1.00 per share, we would not be compliant with this requirement. In such event, we would be subject to delisting, and because we consummated a reverse stock split in January 2026, we would be ineligible for any compliance period under recently implemented Nasdaq listing rules if this event occurred prior to the one-year anniversary of such reverse stock split. As a result, such a decline in the price of our Common Stock, if it were to occur, would be expected to result in the prompt delisting of our Common Stock from Nasdaq.

In addition, Nasdaq Listing Rules 5550(a)(5) and 5550(b)(1) (the “Stockholders’ Equity Requirement”) require that the market value of our publicly held Common Stock (which is our only outstanding class of capital stock) to be at least $1 million and that our stockholders’ equity as reported in our most recent quarterly balance sheet to be at least $2.5 million.

On July 7, 2026, the Company received a notice (the “Notice”) from the Listing Qualifications Department of Nasdaq notifying the Company that it no longer complied with the Stockholders’ Equity Requirement, because the Company’s stockholders’ equity as reported in its Quarterly Report on Form 10-Q for the period ended March 31, 2026 did not meet the required minimum, and as of the date of the Notice, the Company did not meet the alternatives of market value of listed securities or net income from continuing operations.

On August 27, 2026, the Company received a Staff Determination Letter (the “Letter”) from the Listing Qualifications Department of Nasdaq notifying the Company that the Staff has determined to delist the Company’s Common Stock from Nasdaq. As set forth in the Letter, the closing bid price of the Company’s Common Stock was below the $1.00 per share minimum required for continued listing for the 30 consecutive business days from July 16, 2026 through August 26, 2026. Nasdaq determined that the Company does not comply with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Because the Company effected a 1-for-25 reverse stock split on January 9, 2026, Nasdaq further determined that the Company is not eligible for the customary 180-calendar day compliance period under Nasdaq Listing Rule 5810(c)(3)(A)(iv), which applies when an issuer has effected a reverse stock split within the prior one-year period.

The Company requested a hearing before the Nasdaq Hearings Panel, which stayed any further action. The hearing was held on October 13, 2026, and the Hearings Panel has not yet issued its decision. The Company’s Common Stock will remain listed and continue trading on Nasdaq during the appeal process and pending a final determination by the Hearings Panel. There can be no assurance that the Hearings Panel will grant the Company’s request for continued listing, that the Company will ultimately regain compliance with all applicable Nasdaq listing requirements or that the Company’s shares of Common Stock will remain listed on Nasdaq following the hearing.

We are currently reviewing potential transactions that, if implemented, could remedy the shortfall in our stockholders’ equity. We do not know at this time, however, whether we will be successful in our efforts to remedy the Company’s non-compliance with the Nasdaq listing standards. If we are unable to maintain compliance with these Nasdaq requirements, our Common Stock will be delisted from Nasdaq.

Nasdaq’s staff also maintains discretionary authority under its listing rules to delist companies whose capital structure or public offerings raise public interest and investor protection concerns, including as a result of highly dilutive issuances, and it is possible that Nasdaq could assert that past offerings that we have consummated, or future offerings we may consummate, raise such concerns. In addition, to raise the significant amount of capital that we expect to need to fund our strategic plan, potential investors may require us to accept terms (such as board representation rights in excess of an investor’s beneficial ownership of our Common Stock) that could conflict with Nasdaq listing standards and result in us being delisted.

In addition to the foregoing, on July 22, 2026, the SEC approved a new Nasdaq listing requirement that would require each Nasdaq listed issuer to maintain a minimum market value of listed securities of at least $5 million. On July 29, 2026, the SEC’s approval order was automatically stayed following the filing of notices of intention to petition for Commission review, and on September 11, 2026 the SEC granted review and continued the stay. On October 5, 2026, the SEC published a Nasdaq rule filing providing that, if the stay is lifted, the 30-business-day measurement period would begin on the business day after the stay ends. As of the date of this prospectus the rule is not in effect, and we cannot predict whether or when it will become effective. Under this new rule, if the value of an issuer’s listed securities, as measured by each applicable trading day’s closing price, continues to be less than $5 million for a period of 30 consecutive trading days, the issuer’s securities would immediately be delisted, with no compliance or cure period. This new rule also precludes an issuer’s ability to seek a stay of delisting during any appeals process. The new rule (as amended by the SEC) allows Nasdaq hearings panels to reverse the delisting determination to situations where there was an error by Nasdaq staff or if the company satisfies all initial listing requirements. When the hearings panel review is of a deficiency related to continued listing requirements, generally the hearings panel has the discretion to grant a cure period not to exceed 180 days from the date of the Staff Delisting Determination for a company to regain compliance, and finding the company has regained compliance with all applicable listing requirements. Our Common Stock currently trades at levels that are below the $5 million aggregate market value threshold under this Nasdaq continued listing rule. As such, our Common Stock could be subject to Nasdaq delisting proceedings based on the new rule.

If our Common Stock is delisted, we may seek to have our Common Stock quoted on an over-the-counter marketplace, such as on the OTCQX. The OTCQX is not a stock exchange, and if our Common Stock trades on the OTCQX rather than a securities exchange, there may be significantly less trading volume and analyst coverage of, and significantly less investor interest in, our Common Stock, which may lead to lower trading prices and trading volume for our Common Stock.

Any potential delisting of our Common Stock from Nasdaq may have materially adverse consequences to our stockholders, including:

●	reduced market price and liquidity with respect to our shares of Common Stock;
●	limited dissemination of the market price of our Common Stock;
●	limited news coverage;
●	limited interest by investors in our Common Stock;
●	volatility of the prices of our Common Stock, due to low trading volume;
●

our Common Stock being considered a “penny stock,” which would result in broker-dealers participating in sales of our Common Stock being subject to the regulations set forth in Rules 15g-2 through 15g-9 promulgated under the Exchange Act;

●	increased difficulty in selling our Common Stock in certain states due to “blue sky” restrictions; and
●	limited ability to issue additional securities or to secure additional financing.

Risks Related to this Offering

Investors in this offering will experience immediate and substantial dilution in net tangible book value.

The public offering price will be substantially higher than the net tangible book value per share of our outstanding shares of Common Stock. As a result, investors in this offering will incur immediate dilution of $            per share, based on the assumed public offering price of $            per Share. Investors will experience further dilution upon the exercise of the Pre-Funded Warrants and the issuance of the Pre-Funded Warrant Shares. Investors in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. In addition, the exercise of outstanding warrants, including the August 2026 Warrant at an exercise price of $0.64 per share if approved by our stockholders, and options would result in further dilution. See “Dilution” for a more complete description of how the value of your investment will be diluted upon the completion of this offering.

There is no public market for the Pre-Funded Warrants.

There is no established public trading market for the Pre-Funded Warrants offered hereby, and we do not expect a market to develop. In addition, we do not intend to apply to list the Pre-Funded Warrants on any national securities exchange or other nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of the Pre-Funded Warrants will be limited.

The Pre-Funded Warrants are speculative in nature, and holders of the Pre-Funded Warrants will have no rights as common stockholders until they acquire our Common Stock.

The Pre-Funded Warrants offered in this offering do not confer any rights of Common Stock ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of our Common Stock at a fixed price for a limited period of time. Commencing on the date of issuance, holders of the Pre-Funded Warrants may acquire the shares of Common Stock issuable upon exercise of such warrants at an exercise price of $0.001 per share.

The beneficial ownership limitation in the Pre-Funded Warrants may prevent exercise.

Under the terms of the Pre-Funded Warrants, a holder may not exercise any portion of a Pre-Funded Warrant to the extent that, after giving effect to the exercise, the holder (together with its affiliates) would beneficially own more than 4.99% (or, at the holder’s election, 9.99%) of our outstanding Common Stock. As a result, a holder may be unable to exercise its Pre-Funded Warrants at a time when it would be financially beneficial to do so.

Our management will have broad discretion over the use of proceeds from this offering and may not use the proceeds effectively.

Our management will have broad discretion over the use of proceeds from this offering. We intend to use the net proceeds from this offering to advance our product candidates, including the planned Phase 3 clinical trial of GEO-MVA, research and technical development, manufacturing, clinical studies, capital expenditures, and working capital and general corporate purposes. Decisions regarding the use of proceeds will be made by our Board of Directors, which includes the Lender Board Nominees. We may also use our net proceeds to acquire and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our operating results or enhance the value of our securities.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including amount of cash used in our operations, which can be highly uncertain, subject to substantial risks and can often change. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

The net proceeds of this offering may not be sufficient to fund our planned operations, alleviate substantial doubt about our ability to continue as a going concern or regain compliance with Nasdaq listing requirements.

Although this is a firm commitment underwritten offering, the size of this offering is limited, and we expect that the net proceeds of this offering, together with our existing cash, will be sufficient to fund our operations only into the first quarter of 2027. The net proceeds of this offering will not be sufficient to fund the planned Phase 3 clinical trial of GEO-MVA through completion. In addition, as of June 30, 2026 our stockholders’ equity was $1,760,701, below the $2.5 million minimum required under Nasdaq Listing Rule 5550(b)(1), and our continued listing is subject to the decision of the Nasdaq Hearings Panel. There can be no assurance that the proceeds of this offering will enable us to regain or sustain compliance with Nasdaq listing requirements or to alleviate the substantial doubt about our ability to continue as a going concern. We will need to raise substantial additional capital, which may not be available on acceptable terms or at all.

If we do not maintain a current and effective registration statement relating to the Common Stock issuable upon exercise of the Pre-Funded Warrants, holders will be able to exercise the Pre-Funded Warrants on a “cashless” basis.

If we do not maintain a current and effective registration statement relating to the Common Stock issuable upon exercise of the Pre-Funded Warrants, the Pre-Funded Warrants may be exercised by way of a “cashless” exercise, meaning that the holder would not pay a cash purchase price upon exercise, but instead would receive upon such exercise the net number of shares of our Common Stock determined according to the formula set forth in the Pre-Funded Warrant. Because the exercise price of the Pre-Funded Warrants is nominal, we do not expect to receive any material additional proceeds upon their exercise.

A reverse stock split, if effected, may not increase the market price of our Common Stock sufficiently, or sustainably, to regain compliance with Nasdaq listing requirements, and may reduce liquidity.

Our stockholders will be asked at the Special Meeting to approve a reverse stock split at a ratio of not less than 1-for-10 and not greater than 1-for-25. We effected a 1-for-15 reverse stock split in January 2024 and a 1-for-25 reverse stock split in January 2026, and Nasdaq rules limit the ability of an issuer that has effected reverse stock splits with a cumulative ratio of 1-for-250 or greater within a two-year period to obtain a compliance period. In addition, Nasdaq Listing Rule 5550(a)(4) requires that we maintain at least 500,000 publicly held shares; at a 1-for-25 ratio, the number of shares of Common Stock outstanding following the reverse stock split could be at or below that minimum unless additional shares are issued, including in this offering. Even if a reverse stock split is effected, the market price of our Common Stock may decline, the split may not result in a per share price that attracts investors, and the reduced number of shares outstanding may reduce trading liquidity.

This offering may be aggregated with other issuances for purposes of Nasdaq’s stockholder approval rules.

Nasdaq Listing Rule 5635 requires stockholder approval for certain issuances of 20% or more of our outstanding Common Stock at a price below the applicable minimum price, other than in a public offering, and for issuances that result in a change of control. We have issued substantial amounts of Common Stock and warrants during 2026, including in connection with the August 2026 warrant inducement at $0.64 per share, and the Revolving Loan Agreement contemplates a Required Additional Financing of at least $10,000,000. Although we believe this offering will qualify as a public offering and the Revolving Loan Agreement provides that each offering will be separately authorized and priced, Nasdaq could aggregate this offering with other transactions or consider the Lender’s board designation rights in assessing whether a change of control has occurred. Any such determination could require us to obtain stockholder approval, delay future financings or contribute to the delisting of our Common Stock.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of                  Shares in this offering will be approximately $                  , based upon an assumed public offering price of $                   per Share (which is the last reported sale price of our Common Stock on Nasdaq on                   , 2026), after deducting the underwriting discount and estimated offering expenses payable by us, and assuming no sale of any Pre-Funded Warrants and no exercise of the Underwriter’s over-allotment option. We will receive only nominal proceeds, if any, from the exercise of the Pre-Funded Warrants.

Each $                  increase (decrease) in the assumed public offering price set forth above would increase (decrease) the net proceeds to us from this offering by $                  , assuming the number of securities offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Each                    Share increase (decrease) in the number of securities offered by us in this offering would increase (decrease) the net proceeds to us from this offering by $                  , assuming that the assumed offering price for the offering remains as set forth above, and after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to advance our product candidates, including the planned Phase 3 clinical trial of GEO-MVA, research and technical development, manufacturing, clinical studies, capital expenditures, and working capital and general corporate purposes. We do not intend to use any of the net proceeds from this offering to repay amounts under the Revolving Loan Agreement, under which no amounts are outstanding as of the date of this prospectus. The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our research and development efforts, the amount of proceeds actually raised in this offering and any cash generated by our operations. We, therefore, cannot predict the relative allocation of net proceeds that we receive in this offering and may allocate it differently than described above. As a result, management will have broad discretion over the deployment of the net proceeds from this offering.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

On September 25, 2020, our Common Stock began trading on Nasdaq under the symbol “GOVX.” The closing price of our Common Stock on Nasdaq on                   , 2026 was $                  .

Dividend Policy

To date, we have paid no cash dividends on our shares of Common Stock and we do not expect to pay cash dividends on our Common Stock in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Therefore, any potential return investors may have in our Common Stock will be in the form of appreciation, if any, in the market value of their shares of Common Stock. We are not subject to any legal restrictions respecting the payment of dividends, except that we may not pay dividends if the payment would render us insolvent. Any future determination as to the payment of cash dividends on our Common Stock will be at the discretion of our Board of Directors.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Equiniti Trust Company, LLC, 48 Wall Street, Floor 23, New York, NY 10005, telephone 800-937-5449.

Holders of Common Stock

As of                              , 2026, there were 25 holders of record of our Common Stock. A substantial number of our shares of Common Stock are held in street name and may, therefore, be held by additional beneficial owners. This number does not include beneficial owners for whom our securities are held by nominees in street name.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2026:

●	on an actual basis;
●	on a pro forma basis to give effect to (i) the August 2026 Warrant Inducement, including the issuance of 4,840,628 of the 5,697,628 shares of Common Stock for which the reduced exercise price was paid and net proceeds of approximately $3,341,000, and (ii) the issuance of 857,000 shares of Common Stock held in abeyance in connection with the August 2026 Warrant Inducement, for which no additional consideration is payable to us; and
●

on a pro forma as adjusted basis to give further effect to the issuance and sale by us of                               Shares in this offering at the assumed public offering price of $                              per Share, after deducting the underwriting discount and estimated offering expenses payable by us, and assuming no sale of Pre-Funded Warrants which, if sold, would reduce the number of Shares that we are offering on a one-for-one basis.

You should read this table together with our financial statements and the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2026 (unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	$3,143,422	$	$
Total liabilities	2,882,056
Stockholders’ equity:
Common stock	7,369
Additional paid-in capital	162,262,683
Accumulated deficit	(160,509,351)
Total stockholders’ equity	$1,760,701	$	$

Each $                   increase (decrease) in the assumed public offering price of $                  per Share (which is the last reported sale price of our Common Stock on Nasdaq on          , 2026) would increase (decrease) the pro forma as adjusted amount of cash and cash equivalents, additional paid-in capital and total stockholders’ equity by $                  , assuming that the number of Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us and assuming no sale of Pre-Funded Warrants. Each                    Share increase (decrease) in the number of securities offered by us in this offering would increase (decrease) the pro forma as adjusted amount of cash and cash equivalents, additional paid-in capital and total stockholders’ equity by $                  , assuming no change in the public offering price set forth above, and after deducting the underwriting discount and estimated offering expenses payable by us.

The table and discussion above are based on 7,369,243 shares of Common Stock outstanding as of June 30, 2026 (13,066,871shares on a pro forma basis and                               shares on a pro forma as adjusted basis), and do not include, as of that date:

●

8,541,959 shares of Common Stock issuable upon the exercise of outstanding common warrants with a weighted average exercise price of $1.88 per share (2,844,063 shares with a weighted average exercise price of $2.04 per share, on a pro forma basis, excluding the August 2026 Warrant described below);

●	11,395,256 shares of Common Stock issuable upon exercise of the August 2026 Warrant at an exercise price of $0.64 per share, which is exercisable only following stockholder approval;
●	857,000 shares of Common Stock held in abeyance in connection with the August 2026 Warrant Inducement, for which the exercise price has already been paid and no additional consideration is payable (which shares are included in the pro forma and pro forma as adjusted share counts set forth above);
●	any shares of Common Stock issuable upon exercise of the Pre-Funded Warrants offered hereby; and
●

331,342 shares of Common Stock reserved for issuance under our Stock Incentive Plans, of which 310,179 shares are issuable upon exercise of outstanding options with a weighted-average exercise price of $20.82 per share.

DILUTION

If you invest in our Common Stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per Share and the pro forma as adjusted net tangible book value per share of Common Stock.

Our net tangible book value is the amount of our total tangible assets less our total liabilities. Net tangible book value per share is our net tangible book value divided by the number of shares of Common Stock. Our net tangible book value at June 30, 2026 was $1,760,701, or $0.24 per share, based on 7,369,243 shares of our Common Stock outstanding at that date. Our pro forma net tangible book value as of June 30, 2026 was $5,101,929, or $0.39 per share of Common Stock, based on 13,066,871 shares of Common Stock outstanding, after giving effect to (i) the August 2026 Warrant Inducement, including the issuance of 4,840,628 of the 5,697,628 shares of Common Stock for which the reduced exercise price was paid and net proceeds to us of approximately $3,341,000, and (ii) the issuance of 857,000 shares of Common Stock held in abeyance in connection with the August 2026 Warrant Inducement, for which no additional consideration is payable to us. This represents an increase in net tangible book value of $0.15 per share to our existing stockholders attributable to the foregoing pro forma adjustments.

After giving effect to the pro forma adjustments described above and the sale of                        Shares by us in this offering at the assumed public offering price of $            per Share, and after deducting the underwriting discount and estimated offering expenses payable by us, and assuming no sale of Pre-Funded Warrants, our pro forma as adjusted net tangible book value as of June 30, 2026 would have been approximately $           , or $            per share of Common Stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $            per share to our existing stockholders and an immediate dilution of $            per share to investors purchasing Shares in this offering.

The following table illustrates this dilution on a per share basis:

Assumed public offering price per Share	$
Pro forma net tangible book value per share as of June 30, 2026	$
Increase in net tangible book value per share attributable to new investors	$
Pro forma as adjusted net tangible book value per share after this offering	$
Dilution per share to new investors	$

Each $       increase (decrease) in the assumed public offering price of $       per Share (which is the last reported sale price of our Common Stock on Nasdaq on     , 2026) would increase (decrease) the pro forma as adjusted net tangible book value by $         per share and the dilution to investors participating in this offering by $        per share, assuming the number of securities offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Each          Share increase in the number of securities offered by us in this offering would increase the pro forma as adjusted net tangible book value by $      per share and decrease the dilution to investors participating in this offering by $      per share, assuming the assumed public offering price remains as set forth above and after deducting the underwriting discount and estimated offering expenses payable by us. Each Share decrease in the number of securities offered by us in this offering would decrease the pro forma as adjusted net tangible book value by $ per share and increase the dilution to investors participating in this offering by $ per share, assuming the assumed public offering price remains as set forth above and after deducting the underwriting discount and estimated offering expenses payable by us.

The dilution information discussed above is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing. The foregoing discussion and table do not take into account further dilution to new investors that could occur upon the exercise of outstanding warrants having a per share exercise or conversion price less than the per share offering price to the public in this offering, including the August 2026 Warrant, which has an exercise price of $0.64 per share and is exercisable for up to 11,395,256 shares of Common Stock following stockholder approval. We may also choose to raise additional capital due to market conditions or strategic considerations, including to complete the Required Additional Financing contemplated by the Revolving Loan Agreement, even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The table and discussion above are based on 7,369,243 shares of Common Stock outstanding as of June 30, 2026 (13,066,871 shares on a pro forma basis and                        shares on a pro forma as adjusted basis), and do not include, as of that date:

●

8,541,959 shares of Common Stock issuable upon the exercise of outstanding common warrants with a weighted average exercise price of $1.88 per share (2,844,063 shares with a weighted average exercise price of $2.04 per share, on a pro forma basis, excluding the August 2026 Warrant described below);

●	11,395,256 shares of Common Stock issuable upon exercise of the August 2026 Warrant at an exercise price of $0.64 per share, which is exercisable only following stockholder approval;
●	857,000 shares of Common Stock held in abeyance in connection with the August 2026 Warrant Inducement, for which the exercise price has already been paid and no additional consideration is payable (which shares are included in the pro forma and pro forma as adjusted share counts set forth above);
●	any shares of Common Stock issuable upon exercise of the Pre-Funded Warrants offered hereby; and
●

331,342 shares of Common Stock reserved for issuance under our Stock Incentive Plans, of which 310,179 shares are issuable upon exercise of outstanding options with a weighted-average exercise price of $20.82 per share.

BUSINESS

Overview

GeoVax Labs, Inc. (“GeoVax”, “us”, “we” or the “Company”) is a clinical-stage biotechnology company developing human vaccines and immunotherapies against infectious diseases and solid tumor cancers using novel proprietary platforms.

GeoVax’s primary near-term strategic development priority is the advancement of GEO-MVA, a Modified Vaccinia Ankara (MVA) vaccine candidate for mpox, smallpox, and other poxviruses. GEO-MVA is being advanced on an expedited regulatory pathway in Europe and is intended to address a significant global supply constraint for orthopoxvirus vaccines. The Company believes GEO-MVA is well-positioned to support both civilian public health needs and broader preparedness and biodefense objectives. The advancement of GEO-MVA represents the Company’s most near-term opportunity to achieve regulatory approval and potential commercialization. The program is advancing under an expedited regulatory pathway, with plans to initiate a pivotal Phase 3 clinical trial in the second half of 2026.

The Company’s lead clinical program in oncology is Gedeptin®, a novel oncolytic solid tumor gene-directed therapy, which recently completed a multicenter Phase 1/2 clinical trial for advanced head and neck cancers. A Phase 2 clinical trial evaluating Gedeptin® in combination with an immune checkpoint inhibitor (ICI) as first-line treatment of patients with squamous cell head and neck cancer eligible for curative surgery, is planned to initiate during the second half of 2027.

Our corporate strategy is to advance, protect, and strategically leverage our proprietary vaccine and immunotherapy platforms to develop differentiated preventive and therapeutic solutions for infectious diseases and solid tumors. We aim to efficiently progress our product candidates through clinical development and pursue regulatory approval and commercialization through internal development and selective external licensing and partnership arrangements. We also work collaboratively with academic, governmental, and industry partners to validate our technologies, support development efforts and enhance the strategic value of our pipeline.

Our Clinical Development Pipeline

The table below summarizes the status of our clinical development programs, including our lead near-term priority, GEO-MVA, each of which are discussed in greater detail in the sections that follow, along with earlier stage programs.

Product	Indication	Clinical Trial	Status
GEO-MVA	mpox & smallpox	Vaccine against mpox and smallpox	Phase 3 Initiation planned for Q4 2026
Gedeptin®	Advanced Head & Neck Cancer	Effect on Targeted Tumors	Phase 1/2 Completed
	Squamous Cell Head & Neck Cancer*	First Line Therapy in Combination With Immune Checkpoint Inhibitor	Phase 2 Initiation planned for H2 2027

GEO-MVA - Mpox and Smallpox Vaccine

Modified Vaccinia Ankara (MVA) was originally developed as a third-generation smallpox vaccine approximately 50 years ago and is characterized by its inability to replicate in human cells. As a result, MVA-based vaccines are generally considered suitable for use in high-risk populations such as pregnant women, children and immunocompromised individuals who may be at increased risk from replicating vaccinia-based smallpox vaccines. An MVA vaccine is currently approved and stockpiled for protection against smallpox and is also approved for use against other orthopoxviruses, including mpox. Additionally, vaccines built on the MVA platform offer the potential for cross-protection against both mpox and smallpox in regions where these orthopoxvirus threats persist or re-emerge.

GeoVax’s primary near-term strategic focus is the development of GEO-MVA, an MVA vaccine candidate intended to address a documented global supply constraint for orthopoxvirus vaccines and to support both civilian public-health and biodefense preparedness objectives.

In recent years, mpox has evolved from a geographically limited zoonotic infection into a recurring global public-health concern affecting populations across multiple continents. Ongoing viral evolution, including the emergence of more virulent strains and reports of recombinant variants containing genetic elements from multiple mpox clades, has heightened concern regarding disease severity, transmissibility, and the durability of existing outbreak-response strategies. These developments underscore the risk of continued periodic outbreaks with increasing public-health, economic, and societal impact, including in regions that previously experienced limited exposure.

In November 2022 GeoVax secured rights from the National Institutes of Health (NIH) covering preclinical, clinical, manufacturing and commercial uses of NIH-MVA against mpox and smallpox viruses. GeoVax has previously demonstrated that an experimental HIV vaccine utilizing NIH-MVA as the vaccine vector protected non-human primates from a lethal mpox challenge three years after vaccination.

The 2022 global mpox outbreak significantly depleted existing MVA vaccine stockpiles, including the U.S. Strategic National Stockpile, exposing vulnerabilities in the availability and surge capacity of orthopoxvirus vaccines. This unfortunate situation was repeated following the 2024 mpox outbreak. These vulnerabilities are compounded by the fact that current MVA-based mpox/smallpox vaccine supply is concentrated with a single foreign manufacturer. Dependence on one non-U.S. source for a critical public-health and biodefense countermeasure introduces supply-chain, geopolitical, and logistical risks, particularly amid recurrent outbreaks, increasing global demand, and the emergence of more virulent viral variants.

Recent policy actions and statements from the current U.S. Administration and Congress have emphasized the urgency of strengthening domestic manufacturing capacity for critical medical countermeasures, reducing reliance on foreign suppliers, and enhancing preparedness against biological threats. These priorities include onshoring vaccine manufacturing, diversifying supply sources for essential biodefense products, and reinforcing national biosecurity infrastructure to address both naturally occurring outbreaks and deliberate biological threats.

Against this backdrop, GEO-MVA is being developed as a dual-use vaccine candidate intended to support outbreak response, routine preparedness, and protection of vulnerable populations. In preparedness and biosecurity contexts, an additional domestically supported MVA-based vaccine supply could enhance resilience of the U.S. Strategic National Stockpile, support force-protection considerations, and reduce systemic risk associated with single-source foreign dependence for a critical countermeasure.

Given the continued global circulation of mpox, depletion of orthopoxvirus MVA vaccine stockpiles, and the reliance of the U.S. Strategic National Stockpile on a limited number of approved vaccine suppliers, GeoVax has evaluated regulatory pathways that could support timely development and potential authorization of additional MVA-based vaccine supply. In parallel with longer-term U.S. regulatory considerations, the Company has engaged with international regulatory authorities to pursue development strategies that align with global public-health preparedness needs, address supply constraints across multiple regions, and provide regulatory clarity for late-stage clinical development.

GeoVax has achieved engagement with the European Medicines Agency (EMA), which has established regulatory frameworks for MVA-based vaccines and oversees a centralized authorization process applicable across the European Union. The Company believes that alignment with the EMA may provide a potentially expedited pathway to evaluate GEO-MVA through a comparative immuno-bridging approach against an approved MVA vaccine, while also positioning the program to support broader global procurement and preparedness objectives.

Gedeptin® - Solid Tumor Cancer Therapy

Gedeptin is a novel patented technology for the treatment of solid tumors using a gene therapy strategy known as Gene-Directed Enzyme Prodrug Therapy (GDEPT). In September 2021, GeoVax entered into an assignment and license agreement with PNP Therapeutics, Inc. (PNP), granting GeoVax exclusive worldwide rights to develop and commercialize Gedeptin. The Gedeptin technology was developed with funding support from the National Cancer Institute (NCI), part of the NIH. GeoVax’s license to Gedeptin includes the rights to expand its use to all human diseases and/or conditions including, but not limited to, other solid tumors.

In February 2026, GeoVax entered into an exclusive worldwide license agreement with Emory University for intellectual property covering the use of Gedeptin in combination with ICIs. The licensed technology includes patent applications and associated know-how supporting the combination of GDEPT-based tumor debulking with checkpoint blockade within a defined field of use.

In GDEPT, a replication-deficient adenovirus vector is used to infect and transduce tumor cells with a nonhuman gene, which expresses an enzyme capable of converting an inactive prodrug into an active antitumor compound, in situ. A cycle of Gedeptin therapy consists of intra-tumoral injections of Gedeptin followed by administration of a prodrug, fludarabine phosphate, over a pre-defined time period. A Phase 1 dose ranging study, evaluating the safety of a single cycle of Gedeptin therapy, found the therapy to be well tolerated, with evidence of tumor size reduction in patients with solid tumors.

We recently completed a multi-site Phase 1b/2a trial (PNP-002) (ClinicalTrials.gov Identifier: NCT03754933), evaluating the safety and efficacy of repeat cycles of Gedeptin therapy in patients with advanced head and neck squamous cell carcinoma (HNSCC), with tumor(s) accessible for injection and no curable treatment options. The PNP-002 trial design involved repeat administration using Gedeptin followed by systemic fludarabine phosphate, in order to gain preliminary information on the utility of multiple cycles of therapy. This trial was intended to guide the design of larger studies involving patients at earlier stages of the disease. This trial was funded in part by the U.S. Food and Drug Administration (FDA) pursuant to its Orphan Products Clinical Trials Grants Program. The FDA has also granted Gedeptin orphan drug designation for the intra-tumoral treatment of anatomically accessible oral and pharyngeal cancers, including cancers of the lip, tongue, gum, floor of mouth, salivary gland and other oral cavity sites.

During 2024, we convened a special oncology clinical advisory board to conduct a comprehensive review of the PNP-002 trial results, together with the previously completed Phase 1 trial (PNP-001). This review concluded that Gedeptin demonstrated an acceptable safety and efficacy profile to support continued development. In addition, the therapy demonstrated sufficient tumor stabilization/reduction activity to warrant advancement into an expanded Phase 2 clinical trial.

ICIs have become a cornerstone of treatment across multiple solid tumor indications; however, a substantial proportion of patients fail to achieve durable responses. GeoVax believes that Gedeptin’s localized tumor-debulking and immune-sensitizing mechanism may complement checkpoint inhibition by increasing antigen release and immune recognition within the tumor microenvironment. The Emory license strengthens GeoVax’s intellectual property position around Gedeptin-based combination therapies and is intended to support current and planned clinical development activities evaluating Gedeptin in combination with ICIs.

We have initiated activities in support of a Phase 2 clinical study, evaluating Gedeptin therapy in combination with an approved ICI as first-line treatment of patients with squamous cell head and neck cancer eligible for curative surgery. The trial is designed to assess major pathological response (MPR) as well as associated immunologic and biomarker outcomes following two pre-surgical cycles of therapy, and event-free survival over a one-year period. Gedeptin’s tumor-targeting and immune-sensitizing mechanism may help overcome the limitations of checkpoint monotherapy by enhancing immune activation within the tumor microenvironment. Necessary planning activities are underway, including protocol development, manufacturing and CRO selection, with the trial anticipated to begin in the second half of 2027.

Other Infectious Disease Programs (Preclinical)

Hemorrhagic Fever Virus Vaccines (Ebola Zaire, Ebola Sudan, Marburg). Ebola (EBOV, formerly designated as Zaire ebolavirus), Sudan (SUDV), and Marburg viruses (MARV) are among the most virulent species of the Filoviridae family, causing hemorrhagic fever illnesses with fatality rates of up to a 90% in humans. In December 2019, FDA approved the first live recombinant Ebola vaccine for the prevention of Ebola disease caused by Zaire virus. This rVSV-ZEBOV, by virtue of being replication competent, may pose risks to immunocompromised individuals, such as those infected with HIV living in West Africa where recent Ebola epidemics originated.

To address the unmet need for a product that can respond to future hemorrhagic fever outbreaks, we are developing vaccines utilizing our GV-MVA-VLP™ platform. This platform is based on the ability of the MVA vaccine vector to encode multiple genes, enabling expression of viral surface and internal matrix proteins that can support the formation of non-infectious virus-like particles (VLP) in vivo. VLP mimic authentic viruses in structure but are neither infectious nor capable of replicating. Immune responses induced against VLP are generally highly efficacious and may prevent infection and/or severe disease.

Our initial preclinical studies in rodents and nonhuman primate, evaluating our GEO-EM01-Z (Ebola-Zaire, EBOV) vaccine candidate, have shown significant levels of protection against lethal doses of EBOV. Recent studies in lethal challenge guinea pig models demonstrated that GeoVax vaccines GEO-EM01-S (Ebola Sudan, SUDV) and GEO-MM01 (Marburg virus, MARV) conferred 100% protection from death. These vaccine candidates were subsequently evaluated in a rigorous cynomolgus macaque infectious challenge model, where they demonstrated protection characterized and reduced viremia, reduced weight loss and decreased mortality following viral challenge. Evaluation of immune responses following vaccination demonstrated the presence of both neutralizing antibodies and functional T cells, indicating a broad immune response that may contribute to optimal protection. The nonhuman primate studies conducted in collaboration with the National Institute of Allergy and Infectious Diseases (NIAID) and the U.S. Department of Defense (DoD) have been completed. Potential clinical development programs are under consideration. Further advancement of these programs will be dependent upon additional funding support via federal grants, corporate collaborations, or other sources.

Government Regulation

Regulation by governmental authorities in the U.S. and other countries is a significant factor in our research, development, manufacturing, and potential commercialization activities. Compliance with applicable regulatory requirements involves substantial time, expense, and expertise, and regulatory outcomes are inherently uncertain.

United States Regulatory Framework - In the U.S., drugs and biologics are subject to extensive regulation by the FDA under the Federal Food, Drug, and Cosmetic Act (“FD&C Act”), the Public Health Service Act, and regulations promulgated thereunder, as well as other federal and state statutes and regulations. These laws govern, among other things, preclinical testing, clinical trial conduct, manufacturing, quality control, safety, efficacy, labeling, storage, recordkeeping, approval, advertising, and promotion.

Product development and approval under the FDA regulatory framework are difficult to predict, typically require several years, and involve significant expense. The steps generally required before a vaccine or biologic may be marketed in the U.S. include:

●	Preclinical laboratory and in vivo studies;
●	Manufacturing and testing in compliance with current Good Manufacturing Practice (cGMP) regulations;
●	Submission of an Investigational New Drug (IND) application to the FDA, which must become effective before clinical trials can commence;
●	Adequate and well-controlled clinical trials to establish safety and efficacy;
●	Submission of a Biologics License Application (BLA) to the FDA, along with applicable user fees; and
●	FDA approval of the BLA prior to commercial distribution

Before marketing any biologic for human use in the U.S., the product sponsor must obtain FDA approval. In addition, each manufacturing establishment must be registered with the FDA and is subject to inspection, including pre-approval inspections, to assess compliance with cGMP requirements.

The FDA also has authority to issue Emergency Use Authorizations (EUAs) under Section 564 of the FD&C Act to facilitate the availability and use of medical countermeasures during declared public health emergencies, when certain statutory criteria are met. While this authority may provide a potential pathway for certain products during emergencies, there can be no assurance that any of our product candidates would qualify for, or be granted, an EUA.

International Regulatory Framework and EMA Engagement - In addition to U.S. regulatory requirements, approval by regulatory authorities in foreign jurisdictions is required prior to the commercial sale of products in those countries. Regulatory systems outside the U.S., including those in the European Union, impose their own requirements governing preclinical studies, clinical trials, manufacturing, and product approval. These requirements may differ materially from those applicable in the U.S., and the time required to obtain approval may be longer or shorter depending on the jurisdiction.

GeoVax has increasingly engaged with non-U.S. regulatory authorities as part of its global development strategy, particularly with respect to GEO-MVA. In Europe, medicinal products are regulated by the EMA through a centralized authorization process applicable across European Union member states.

GeoVax has received formal Scientific Advice from the EMA regarding the clinical and non-clinical development pathway for GEO-MVA. This advice confirmed alignment with the Company’s proposed immuno-bridging strategy, supported progression directly to a single pivotal Phase 3 immuno-bridging clinical trial, and indicated that Phase 1 and Phase 2 studies could be omitted, subject to the absence of unexpected findings. The EMA also concurred with the Company’s proposed immunogenicity endpoints to demonstrate non-inferiority and confirmed the sufficiency of the proposed clinical safety database to support a potential Marketing Authorization Application (MAA) via the centralized procedure.

While regulatory guidance such as Scientific Advice does not guarantee approval, GeoVax believes that this engagement provides clarity regarding regulatory expectations in Europe and supports planning for future development and potential authorization activities outside the U.S.

Manufacturing Oversight and Compliance - Because GeoVax does not currently manufacture vaccines for human use in wholly owned facilities, we must ensure regulatory compliance both in our own operations and in the operations of third-party manufacturers. FDA-regulated manufacturing establishments, including foreign facilities that export products to the U.S., are subject to inspection by the FDA and must comply with applicable cGMP regulations. Similarly, manufacturing facilities supporting products intended for use in Europe are subject to inspection and oversight by EMA-designated authorities.

Regulatory authorities assess compliance through documentation review, inspections, and other enforcement mechanisms. Available enforcement actions range from requests for corrective action to product recalls, facility shutdowns, or other civil or criminal sanctions for serious violations.

Even after regulatory approval, approved products remain subject to ongoing regulatory oversight. Post-approval requirements may include pharmacovigilance, adverse event reporting, manufacturing inspections, labeling changes, and other obligations. The discovery of previously unknown safety issues or failure to comply with regulatory requirements could result in restrictions on marketing or withdrawal of a product from the market.

Other Regulatory Considerations - GeoVax is also subject to various federal, state, and local laws and regulations relating to occupational safety, laboratory practices, animal research, and the handling, storage, and disposal of hazardous materials used in research and manufacturing. Future legislative or administrative actions could increase the extent or scope of regulatory requirements applicable to our operations, although the impact of such changes cannot be predicted.

Recent Government Initiatives

US Regulators and Senior White House and Congressional Leaders have recently announced multiple objectives and initiatives that may impact GeoVax. These include:

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The reshoring and protection of the domestic biotech ecosystem – GeoVax represents the first potential domestic source for MVA (smallpox/mpox vaccine) production which is currently controlled by a single foreign entity.

-	Replenishing the U.S. stockpile with additional vaccines addressing critical diseases including mpox, smallpox and hemorrhagic fevers – GeoVax has multiple products in development.
-	Assisting African countries in their quest to prevent an array of debilitating illnesses including those caused by hemorrhagic fever viruses – GeoVax has multiple products in development.

FDA Tropical Disease Priority Review Voucher Program

Section 524 of the FD&C Act authorizes the FDA to award priority review vouchers (PRVs) to sponsors of approved tropical disease product applications that meet certain criteria. To qualify for a PRV, a sponsor’s application must be for a drug or biological product for the prevention or treatment of a “tropical disease,” must otherwise qualify for priority review, and must contain no active ingredient (including any salt or ester of an active ingredient) that has been approved in any other application under Section 505(b)(1) of the FD&C Act or Section 351 of the Public Health Services Act. Priority review means that the FDA aims to render a decision in 6 months.

The PRV may be sold. For example, a small company might win a voucher for developing a drug for a neglected disease and sell the voucher to a large company for use on a commercial disease. The price of the voucher depends on supply and demand. The voucher’s value derives from three factors: shifting sales earlier, longer effective patent life due to earlier entry, and competitive benefits from earlier entry relative to competitors. Top-selling treatments can yield billions in sales each year, so being approved months earlier can be worth hundreds of millions of dollars for the holder of the voucher. Since the first voucher sale in 2014, the price of the vouchers has ranged from $68 million to $350 million.

GeoVax believes that its vaccine programs in Ebola, Sudan, and Marburg may each be eligible for a PRV and we intend to apply for a PRV at the appropriate time. There can be no assurance, however, that we will qualify or be approved for a PRV.

Manufacturing

The successful development and commercialization of our product candidates depend on our ability to manufacture clinical and, ultimately, commercial quantities of product in compliance with applicable regulatory requirements and at an acceptable cost. To date, we have not commercialized any products, and we have not yet demonstrated the ability to manufacture our product candidates at commercial scale. If we are unable to manufacture products in sufficient quantities or in accordance with regulatory standards, whether internally or through third-party manufacturers, our clinical development, regulatory approvals, and potential commercialization efforts could be delayed, which could adversely affect our competitive position and prospects for profitability.

Consistent with industry practice, our manufacturing strategy relies primarily on established third-party contract manufacturing organizations (CMOs) rather than on the construction and operation of wholly owned manufacturing facilities. We currently engage qualified third-party manufacturers to produce clinical trial material in compliance with current Good Manufacturing Practices (cGMP) and applicable regulatory requirements of FDA and, where applicable, the EMA. We believe that our current manufacturing arrangements are sufficient to support our planned clinical development activities; however, manufacturing capacity constraints, contractor availability, cost increases, or the need to qualify alternative suppliers could result in delays or increased expenses.

The raw materials and other supplies used in the manufacture of our vaccines and in our research activities are generally available from multiple commercial suppliers. While we currently do not anticipate material shortages for foreseeable clinical development needs, disruptions in the supply chain, increased demand for specialized materials, or geopolitical factors could affect availability or cost.

Transition to Continuous Cell-Line manufacturing for MVA-Based products

Historically, MVA-based vaccines have been manufactured using primary chicken embryonic fibroblast (CEF) cultures derived from specific-pathogen-free (SPF) eggs. While suitable for limited production volumes and stockpile-oriented use cases, CEF-based manufacturing is labor-intensive, batch-dependent, and constrained in scalability, making it less suitable for sustained commercial production or rapid surge capacity.

To address these limitations, GeoVax has been advancing a transition toward a continuous, cell-line–based manufacturing process for MVA-based vaccines and immunotherapies. Continuous avian cell-line systems are designed to support growth in bioreactors, enabling higher yields, improved process control, and greater consistency relative to traditional primary-cell methods. These attributes are increasingly viewed as important for commercial-scale vaccine manufacturing and for supporting reliable supply in the context of recurring outbreaks or public health emergencies.

In September 2023, GeoVax entered into a commercial, multi-product license agreement for ProBioGen’s AGE1.CR.pIX® (AGE1) suspension avian cell line, a validated continuous cell-line platform with demonstrated utility across multiple viral vaccine applications. The AGE1 system is designed to support scalable, serum-free, suspension-based manufacturing in standard bioreactor formats and has been shown to support efficient replication of MVA. GeoVax believes that adoption of this platform has the potential to improve manufacturing yields, reduce production costs, and increase flexibility across its MVA-based development programs, including GEO-MVA.

Implementation of a continuous cell-line manufacturing process represents a significant evolution in GeoVax’s manufacturing approach. If successfully developed and validated, this process could support more reliable scale-up, facilitate technology transfer across manufacturing sites, and reduce dependence on legacy production systems that are constrained by raw material availability and batch throughput. These attributes may be particularly relevant for supporting sustained civilian supply as well as preparedness and biosecurity-related requirements for orthopoxvirus vaccines.

Manufacturing Progress and Readiness

GeoVax has completed cGMP manufacture and fill-finish of clinical-grade GEO-MVA material to support planned late-stage clinical development activities. In parallel, the Company has continued to strengthen its technical development and CMC capabilities to support process development, scale-up, and regulatory readiness, including the advancement of continuous cell-line manufacturing strategies for its MVA platform.

While we believe that advances in continuous cell-line manufacturing offer the potential for improved scalability and supply resilience, the successful implementation of these processes will require additional development, validation, regulatory review, and capital investment. There can be no assurance that such manufacturing approaches will be successfully implemented on a commercial scale or that they will achieve the anticipated benefits in cost, yield, or supply reliability.

GeoVax is modernizing the Gedeptin manufacturing platform by switching to the CAP Ad™ suspension cell line for manufacturing, a cell line tailored for adenoviral vector production that minimizes replication-competent adenovirus (RCA). We are in the late phases of development and poised for GMP manufacture of product, to make it available for the clinic on an aggressive timeline.

Competition

Our product candidates face, and will continue to face, intense competition from large pharmaceutical companies, specialty pharmaceutical and biotechnology companies as well as academic and research institutions. We compete in an industry that is characterized by rapid technological change, evolving industry standards, emerging competition, and new product introductions. Competitors have existing products and technologies that will compete with our pipeline candidates and technologies and may develop and commercialize additional products and technologies that will compete with our pipeline candidates and technologies. Because competing companies and institutions may have greater financial resources than we do, they may be able to provide broader services and product lines; and make greater investments in research and development. Competitors may also have greater development capabilities than we do and have substantially greater experience in undertaking non-clinical and clinical testing of products, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products. They may also have greater name recognition and better access to customers.

We face general market competition from several subsectors of the vaccine development field, including large, multinational pharmaceutical companies including Sanofi, GSK, Merck, Mitsubishi Tanabe, Takeda, and Pfizer; mid-size pharmaceutical companies and emerging biotechnology companies including Dynavax, Novavax, Moderna, BioNTech and Bavarian Nordic; and academic and not-for-profit vaccine researchers and developers including the NIH. The industry is typified by extensive collaboration, licensing, and merger and acquisition activity despite the intense competition.

A number of companies are developing various types of therapeutic vaccines or other immunotherapy approaches to treat cancer including Advaxis, Immune Design, Oncothyreon, Bavarian Nordic, Roche Pharmaceuticals, Merck, Bristol Myers Squibb, and AstraZeneca.

There are currently no FDA licensed and commercialized hemorrhagic fever virus vaccines (other than for Ebola Zaire) available anywhere in the world. We are aware of several development-stage and established enterprises, including major pharmaceutical and biotechnology firms, which are actively engaged in vaccine research and development in these areas. For hemorrhagic fever viruses these include NewLink Genetics and Merck, Johnson & Johnson, Novavax, Inovio and GlaxoSmithKline. In December 2019, the FDA approved the first vaccine (ERVEBO®) for prevention of Ebola Zaire, developed by Merck.

Our Intellectual Property

Our commercial success depends in part on our ability, and our licensors’ ability, to obtain and maintain proprietary protection for our clinical product candidates, including our MVA and MVA-VLP-based vaccines and our in-licensed Gedeptin gene-directed enzyme prodrug therapy, and on methods of treatment using the same.

We, and in collaboration with our licensors for our in-licensed assets, seek patent protection on each of our products and developmental candidates and, where applicable, on combinations with other therapeutic and/or antigenic agents and dosing schedules. Our success also depends on our ability to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. patent applications and, where appropriate, foreign patent applications covering our proprietary technology, inventions, and improvements that are important to the development and implementation of our business. We collaborate with our licensors to ensure the filing of U.S. patent applications and, where appropriate, foreign patent applications covering our in-licensed technology, inventions, and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our proprietary position. Additionally, we expect to benefit, where appropriate, from statutory frameworks in the U.S., Europe, and other countries that provide a period of clinical data exclusivity to compensate for the time required for regulatory approval of our clinical product candidates.

We continually assess and refine our intellectual property strategies as we develop new technologies and product candidates. We plan to file additional patent applications based on our intellectual property strategies where appropriate, including where we seek to improve our basic technology, adapt to competition, or to improve business opportunities. Further, we plan to file patent applications, as we consider appropriate under the circumstances, to protect new technologies that we develop.

Currently, our owned, co-owned, and in-licensed patent estate, on a worldwide basis, includes 21 granted or allowed U.S. patent applications, 6 pending U.S. patent applications, 31 granted foreign patents, 46 pending foreign patent applications, and 1 Patent Cooperation Treaty (PCT) application, spread over 23 patent families. The term of individual patents depends upon the laws of the countries in which they are obtained. In the countries in which we currently file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application which serves as the priority application. In addition, we plan to seek patent term adjustments, restorations, and/or patent term extensions where applicable in the U.S. and other jurisdictions. For example, depending upon the timing, duration, and specifics of FDA approval of our vaccine products, some of our U.S. patents may be eligible for a patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the “Hatch-Waxman Amendments,” and codified as 35 U.S.C. § 156. 35 U.S.C. § 156 permits restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one half the time between the effective date of an IND application and the submission date of a BLA, plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved vaccine product is eligible for such an extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office (USPTO), in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. A similar kind of patent extension, referred to as a Supplementary Protection Certificate, is available in Europe. Legal frameworks are also available in certain other jurisdictions to extend the term of a patent. We currently intend to seek patent term extensions on any of our, or our exclusively licensed, issued patents in any jurisdiction where we have a qualifying patent and the extension is available; however, there is no guarantee that the applicable regulatory authorities, including the FDA in the U.S., will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions. Further, even if our patent is extended, the patent, including the extended portion of the patent, may be held invalid or unenforceable by a court of final jurisdiction in the U.S. or a foreign country.

We wholly own one granted U.S. patent (U.S. 11,701,418) directed to preventive vaccines against Ebola virus, and two granted U.S. patents (U.S. 11,896,657 and U.S. 12,370,249) directed to Marburg virus and uses thereof. These patents, where issued, valid, and enforceable, will expire in 2036, exclusive of any patent term extensions.

We wholly own one granted U.S. patent (US 11,638,750) directed to preventive vaccines against Zika virus and uses thereof. This patent where issued, valid, and enforceable, will expire in 2037, exclusive of any patent term adjustments.

We wholly own three granted U.S. patents (U.S. 11,311,612, U.S. 11,857,611, and U.S. 12,329,808) directed to preventive vaccines against malaria and use thereof. These applications, where issued, valid, and enforceable, will expire in 2038, exclusive of any patent term adjustments or extensions.

We wholly own three granted U.S. patents (U.S. 11,278,607, U.S. 11,413,341, and U.S. 12,247,214), and granted foreign applications in Australia, Europe (validated in Germany, Spain, France, Great Britain, Italy, Poland, Turkey, and Switzerland), China, Japan, and India directed to our immuno-oncology vaccine compositions and methods of use thereof. Applications are pending in Canada, China, and Hong Kong. The patent applications of these families, where issued, valid, and enforceable, will expire between 2037-2040, exclusive of any patent term adjustments or extensions.

We wholly own one pending patent family directed to various MVA-based vaccines for the treatment of SARS CoV-2. A patent application has been granted in the U.S. (U.S. 12,577,889). Applications are pending in the United States, Argentina, Australia, Brazil, Canada, China, Hong Kong, the European Patent Office, Israel, Japan (allowed), South Korea, Mexico, South Africa, and Taiwan. The patent applications in this family, if issued, valid, and enforceable, will expire in 2041, exclusive of any patent term adjustments or extensions. We have non-exclusively in-licensed from the NIH two patent families directed to certain aspects of our MVA-viral backbone used in our SARS-CoV-2 vaccine, which will expire between 2027 and 2032. We have non-exclusively in-licensed from the NIH two patent families relating to coronavirus spike protein compositions relevant to our MVA SARS-CoV-2 vaccine candidates. The patent applications for these families, where issued, valid, and enforceable, will expire between 2037 and 2041, exclusive of any patent term adjustments or extensions.

We co-own with Leidos, Inc. one patent family directed to viral constructs for use in enhancing T-cell priming during vaccination. Applications have been filed in the U.S., Australia, Brazil, Canada, China, Europe, Hong Kong, Israel, India, Japan, Korea, Mexico, and Taiwan. The patent applications in this patent family, if issued, valid, and enforceable, will expire in 2042, exclusive of any patent term adjustments or extensions.

The MVA we have been using in several of our vaccines was provided to us by the laboratory of Dr. Bernard Moss of the NIAID, Laboratory of Viral Diseases (LVD). We have a non-exclusive commercial license to the NIH MVA for our SARS CoV-2 vaccine with the NIAID of the NIH on behalf of the U.S., which includes the use of certain patents and patent applications arising from the Moss laboratory and the provided materials. This non-exclusive commercial license was further amended in December 2023 to expand the Field of Use to include the use of our SARS-CoV-2 vaccine against smallpox and/or mpox and in February 2026 to expand the Field of Use to provide for a broader range of licensed MVA-SAR-CoV-2 constructs. We also have a non-exclusive research and development license to use the MVA backbone for our other vaccine candidates. If we later decide to commercialize vaccine candidates that are under the research and development license, we will need to negotiate appropriate commercialization licenses. These in-licensed NIH patents and patent applications, if and where issued, valid, and enforceable, will expire between 2027 and 2032.

In November 2022, the Company entered into a Clinical Materials Transfer Agreement (MVA Vaccine Agreement) under which the Company has the right to develop and commercialize the unmodified (parental) MVA 1974/NTH Clone l strain as a vaccine against Mpox and smallpox.

We have exclusively in-licensed two patent families from the University of Alabama at Birmingham (UAB) and the Southern Research Institute (SRI) pursuant to an Assignment and License Agreement with PNP entered into on September 28, 2021. One patent family is directed to the use of tail-mutant purine nucleoside phosphorylase enzymes and fludarabine for the treatment of cancer, and covers aspects of the use of our Gedeptin clinical product candidate. This in-licensed patent family, where issued, valid, and enforceable, will expire in 2029, exclusive of any patent term adjustments or extensions. The other family is directed to the use of tail-mutant purine nucleoside phosphorylase enzymes and fludarabine in further combination with radiation. This in-licensed patent family, where issued, valid, and enforceable, will expire between 2032 and 2034, exclusive of any patent term adjustments or extensions.

We have exclusively in-licensed one patent family from Emory University pursuant to a License Agreement entered into in February 2026. Applications in this patent family are pending in the U.S. and at the European Patent Office and encompass the use of tail-mutant purine nucleoside phosphorylase enzymes and fludarabine in further combination with an ICI for the treatment of cancer. This in-licensed patent family, where issued, valid, and enforceable, will expire in 2041, exclusive of any patent term adjustments or extensions.

We cannot be certain that any of the current pending patent applications we have or have licensed, or any new patent applications we may file or license, will ever be issued in the U.S. or any other country. Even if issued, there can be no assurance that those patents will be sufficiently broad to prevent others from using our products or processes. Furthermore, our patents, as well as those we have licensed or may license in the future, may be held invalid or unenforceable by a court, or third parties could obtain patents that we would need to either license or to design around, which we may be unable to do. Current and future competitors may have licensed or filed patent applications or received patents and may acquire additional patents or proprietary rights relating to products or processes competitive to ours. In addition, any claims relating to the infringement of third-party proprietary rights, or earlier date of invention, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, divert management’s attention and resources and require us to enter royalty or license agreements which are not advantageous to us, if available at all.

We also expect to benefit, where appropriate, from statutory frameworks in the U.S., Europe, and other countries that provide a period of regulatory exclusivity to compensate for the time and cost required in securing regulatory approval of our clinical products. For example, in 2010, the U.S. enacted the Biologics Price Competition and Innovation Act (BPCIA). Under the BPCIA, innovator manufacturers of biological products may be granted 12 years of exclusive use before biosimilar versions of such products can be licensed for marketing in the U.S. This means that the FDA may not approve an application for a biosimilar version of our products until 12 years after the date the product is approved for sale (with a potential six-month extension of exclusivity if certain pediatric studies are conducted and the results accepted by the FDA), although a biosimilar application may be submitted four years after the date we receive approval from the FDA to sell our product. Additionally, the BPCIA establishes procedures by which potentially relevant patents may be shared and litigation over patents may proceed in advance of approval. The BPCIA also provides incentives to biosimilar applicants by providing a period of exclusivity to the first biosimilar of a product approved by the FDA. The 12-year data exclusivity provision of the BPCIA does not prevent a competitor from seeking marketing approval of one of our products, or a product similar thereto, by submitting its own original BLA.

We intend to benefit, where applicable, from additional market exclusivity provisions in various jurisdictions that reward the treatments of rare diseases. For example, in the U.S. under the Orphan Drug Act of 1983, the FDA may grant orphan designation to a vaccine product intended to prevent or treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S., or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making the product available in the U.S. for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting a BLA. After the FDA grants orphan designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety, or providing a major contribution to patient care, or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication; in the latter case, because health care professionals are free to prescribe products for off-label uses, the competitor’s product could be used for the orphan indication despite our orphan exclusivity.

We are not a party to any litigation, opposition, interference, or other potentially adverse proceeding with regard to our patent positions. However, if we become involved in litigation, interference proceedings, oppositions or other intellectual property proceedings, for example as a result of an alleged infringement or a third-party alleging an earlier date of invention, we may have to spend significant amounts of money and time and, in the event of an adverse ruling, we could be subject to liability for damages, invalidation of our intellectual property and injunctive relief that could prevent us from using technologies or developing products, any of which could have a significant adverse effect on our business, financial conditions or results of operations. In addition, any claims relating to the infringement of third-party proprietary rights, or earlier date of invention, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, divert management’s attention and resources and require us to enter royalty or license agreements which are not advantageous if available at all.

In addition to patents, we rely upon unpatented, proprietary trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our commercial partners, collaborators, employees, and consultants, and invention assignment agreements with our employees. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees, and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Primary License Agreements

Gedeptin License – On September 28, 2021, we entered into an Assignment and License Agreement (Gedeptin License) with PNP, under which the Company obtained exclusive worldwide rights to key intellectual property, including Gedeptin patents, know-how, regulatory filings, clinical materials, and trademarks. The Gedeptin patent portfolio was originally licensed from UAB and SRI by PNP. Under the terms of the Gedeptin License, the Company is the successor to PNP under the Exclusive License Agreement between UAB, SRI, and PNP, and has acquired the exclusive rights to develop and commercialize Gedeptin, a novel patented product for the treatment of solid tumors.

The terms of the Gedeptin License include milestone payments due upon the achievement of selected development and regulatory events. The Company will also pay tiered percentage annual royalties in the low-to-mid teens on Net Sales (as defined in the Gedeptin License) of products covered under the Gedeptin License on a country-by-country and product-by-product basis, subject to specified reductions. The Gedeptin License will remain in effect during the original term, which concludes upon FDA approval of a generic or biosimilar product, and then will automatically renew for additional five-year terms, subject to customary termination rights.

NIH Licenses – On December 16, 2022, the Company entered into a Clinical Materials Transfer Agreement (MVA Vaccine Agreement) under which the Company has the right to develop and commercialize the unmodified (parental) MVA 1974/NIH Clone l strain as a vaccine against mpox and smallpox.

On November 25, 2020, the Company entered into a Patent and Biological Materials License Agreement for Internal Research Use (Research License) with HHS, as represented by NIAID, in support of the Company’s non-clinical development of vaccines against numerous pathogens. The Research License allows GeoVax to use these materials and patent rights owned by agencies of the HHS in combination with the Company’s proprietary technology for the creation of preventive and/or therapeutic MVA-VLP vaccines against Ebola-Zaire virus, Ebola-Sudan virus, Lassa virus, Marburg virus, Zika virus and malaria. The agreement also extends to the Company’s research and development efforts in certain oncology areas. The agreement provides GeoVax with nonexclusive rights for the nonclinical development and manufacturing of its vaccine and immunotherapy candidates using HHS patents and materials.

On October 22, 2020, the Company entered into a Patent and Biological Materials License Agreement (COVID License) with HHS, as represented by NIAID, in support of the Company’s development of a vaccine against SARS-CoV-2, the virus that causes COVID-19. The COVID License allows GeoVax to use these materials and patent rights owned by agencies of the HHS, in combination with the Company’s proprietary technology, for the creation of a preventive MVA-VLP vaccine that primes and/or boosts the immune system against COVID-19. The COVID License provides GeoVax with nonexclusive rights to develop, manufacture and commercialize its COVID-19 vaccine and includes access to NIAID’s patent rights in the stabilized S protein, which is the protein that SARS-CoV-2 uses to gain entry into human tissue. In December 2023, the COVID License was amended to expand GeoVax’s commercial license to include mpox and smallpox as additional indications. In February 2026, the COVID License was further amended to expand GeoVax’s commercial license to include all MVA vaccine constructs against SARS-CoV-2.

Research and Development

Our expenditures for research and development activities were $7.0 million during the six months ended June 30, 2026 and $18.1 million and $23.7 million during the years ended December 31, 2025 and 2024, respectively. As our vaccines continue to go through the process of obtaining regulatory approval, we expect our research and development costs to increase. We have not yet formulated any plans for marketing and sales of any vaccine candidate we may successfully develop. Compliance with environmental protection laws and regulations has not had a material effect on our capital expenditures, earnings or competitive position to date.

Scientific Advisors

We seek guidance from our Scientific Advisory Board (SAB) on scientific, clinical, translational, and development matters related to our vaccine and immunotherapy programs. Members of the SAB are selected based on their scientific expertise, clinical experience, and leadership in fields relevant to the Company’s development priorities. The SAB provides non-binding advice and does not have decision-making authority with respect to the Company’s operations, development programs, or strategic decisions.

Infectious Disease and Vaccine Scientific Advisory Board - In December 2025, GeoVax announced the formation of an expanded SAB focused on infectious diseases and vaccine development, particularly in support of the Company’s MVA platform and its lead GEO-MVA mpox/smallpox vaccine program. This SAB brings together internationally recognized experts in vaccine immunology, T-cell biology, viral pathogenesis, and clinical research in vulnerable and immunocompromised populations. The collective expertise of this SAB spans antigen design, viral vector immunology, immune durability, clinical trial strategy, and vaccine performance in high-risk populations. The Company believes this expertise is directly relevant to the development and potential global deployment of GEO-MVA and other MVA-based vaccine candidates. Current members of the Infectious Disease and Vaccine SAB include:

Name	Position/Institutional Affiliation
Teresa Lambe, PhD, OBE, FMedSCi	Calleva Head of Vaccine Immunology, Oxford Vaccine Group / Jenner Institute, University of Oxford
Alessandro Sette, Dr. Biol. Sci.	Center for Infectious Disease and Vaccine Research, La Jolla Institute for Immunology
Lance Turtle, PhD, MBBS, FRCP, DTMH	Chair in Immunity and Infectious Diseases, University of Liverpool and Royal Liverpool Hospital
Thushan I. de Silva, MBBS, PhD, MRCP	Professor of Infectious Diseases and Immunology, University of Sheffield
Joshua A. Hill, MD, FIDSA	Associate Professor, University of Washington School of Medicine and Fred Hutchinson Cancer Center

Oncology Scientific Advisory Board - In February 2026, GeoVax announced the expansion of its Oncology Scientific Advisory Board to support the advancement of Gedeptin®, the Company’s gene-directed enzyme prodrug therapy (GDEPT), across solid tumor indications, including planned combination strategies with ICIs. The expanded Oncology SAB is intended to provide scientific, translational, and clinical guidance related to oncology drug development, immuno-oncology combination strategies, early- and mid-stage clinical trial design, biomarker strategy, and regulatory-aligned development pathways as Gedeptin advances in combination and neoadjuvant clinical settings. These advisors bring experience spanning translational medicine, immuno-oncology drug development, checkpoint inhibitor combination strategies, and early-phase to neoadjuvant clinical trial execution. The Company believes this expertise is relevant to the continued evaluation of Gedeptin as a localized, immune-sensitizing therapy intended to complement systemic immuno-oncology approaches. Current members of the Oncology SAB include:

Name	Position/Institutional Affiliation
Chas Bountra, PhD, OBE	Professor of Translational Medicine, University of Oxford; former Pro-Vice-Chancellor for Innovation, University of Oxford; former Vice President and Head of Biology, GlaxoSmithKline
Marc S. Ernstoff, MD	Director, Experimental Cell Therapy, Dartmouth Health; former Chief, Immuno-Oncology Branch, National Cancer Institute
Anthony J. Olszanski, MD, RPh	Professor of Medicine and Vice Chair for Clinical Research, Fox Chase Cancer Center

GeoVax may further evolve the composition and scope of its SABs over time as its development priorities advance. There can be no assurance regarding the timing, scope, or impact of advisory input on the outcome of any development program.

Human Capital Resources

We currently have seventeen full-time and part-time employees. None of our employees are covered by collective bargaining agreements and we believe that our employee relations are good. We also engage consultants and independent contractors to fulfill key roles and/or provide expert services on both an ongoing and short-term basis.

We believe that our future success largely depends upon our continued ability to attract and retain highly skilled employees. We provide our employees with competitive compensation, opportunity for equity ownership, and a robust employment package that promotes wellness across all aspects of their lives, including healthcare, retirement planning, and paid time off.

Properties

Our principal executive offices are located in Smyrna, Georgia, where we lease approximately 7,500 square feet of office space. Our lease for the premises is currently scheduled to terminate on October 31, 2028. We do not currently own any real property. We believe that our current facilities are adequate to meet our immediate needs and that if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms

Legal Proceedings

From time to time we may be a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceeding the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

Corporate Background

Our primary business is conducted by our wholly owned subsidiary, GeoVax, Inc., which was incorporated under the laws of Georgia in June 2001. Our address is 1955 Lake Park Drive, Suite 300, Smyrna, Georgia 30080, and our telephone number at that address is 678-384-7220. The predecessor of our parent company, GeoVax Labs, Inc. (the reporting entity) was originally incorporated in June 1988 under the laws of Illinois as Dauphin Technology, Inc. (Dauphin). In September 2006, Dauphin completed a merger with GeoVax, Inc. As a result of the merger, GeoVax, Inc. became a wholly owned subsidiary of Dauphin, and Dauphin changed its name to GeoVax Labs, Inc. In June 2008, the Company was reincorporated under the laws of Delaware. We currently do not conduct any business other than GeoVax, Inc.’s business of developing new products for the treatment or prevention of human diseases.

Available Information

Our website address is www.geovax.com. We make our filings with the SEC, such as proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports available on this website under “Investors – SEC Reports,” free of charge, as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. We also make available our Code of Business Conduct on this website under the heading “Investors – Corporate Governance”. Information contained on our website is not incorporated into this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties because they are based on current expectations and relate to future events and our future financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements because of many important factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview and Recent Developments

GeoVax is a clinical-stage biotechnology company developing human vaccines and immunotherapies against infectious diseases and cancers using novel proprietary platforms.

Our corporate strategy is to advance, protect, and strategically leverage our proprietary vaccine and immunotherapy platforms to develop differentiated preventive and therapeutic solutions for infectious diseases and solid tumors. We aim to efficiently progress our product candidates through clinical development and pursue regulatory approval and commercialization through internal development and selective external licensing and partnership arrangements. We also work collaboratively with academic, governmental, and industry partners to validate our technologies, support development efforts and enhance the strategic value of our pipeline.

GeoVax’s primary near-term strategic development priority is GEO-MVA, an MVA-based vaccine candidate for mpox and smallpox. GEO-MVA is being advanced on an expedited regulatory pathway in Europe and. is intended to address a documented global supply constraint for orthopoxvirus vaccines. The Company believes GEO-MVA is well-positioned to support both civilian public health needs and broader preparedness and biodefense objectives. The advancement of GEO-MVA represents the Company’s most near-term opportunity to achieve regulatory approval and potential commercialization.

Our programs are in various stages of development. Key updates for our lead programs are outlined below:

●	GEO-MVA – mpox/smallpox Vaccine Candidate:
o

GEO-MVA is a MVA vaccine candidate intended for protection against mpox and smallpox. MVA is the strain recommended by both the World Health Organization (“WHO”) and CDC for these indications and is currently used in the U.S. Strategic National Stockpile.

o

Following scientific advice from the EMA, in May 2025, we intend to proceed directly to a Phase 3 trial, bypassing traditional Phase 1 and 2 studies, subject to final protocol and regulatory alignment. The Phase 3 study is expected to initiate in late 2026.

o	A cGMP clinical drug product batch of GEO-MVA has been successfully produced to support clinical development.
●	Gedeptin® -- Gene-Directed Enzyme Prodrug Therapy (GDEPT):
o

Gedeptin has successfully completed a Phase 1/2 clinical trial (NCT03754933) in patients with advanced HNSCC. This trial was funded in part by the FDA pursuant to its Orphan Products Clinical Trials Grants Program.

o

Planning activities are underway for a Phase 2 trial to evaluate the addition of intra-tumoral Gedeptin and intravenous fludarabine to recently approved neoadjuvant pembrolizumab as first-line treatment of patients with head and neck squamous cell carcinoma eligible for curative surgery. Trial initiation is targeted for initiation in 2027.

o

The Gedeptin manufacturing platform has been upgraded to use the CAP Ad™ suspension cell line, optimal for adenovirus-based gene therapies, is in late phase development and poised for manufacturing clinical trial material.

●	Manufacturing Platform – Continuous Avian Cell Line:
o

GeoVax is developing a continuous avian cell line manufacturing platform for production of its MVA-based vaccines. This platform will enable scalable, high-yield production of vaccine candidates under current cGMP conditions in the continental U.S. Thus far, initial process development steps in support of cGMP production of GEO-MVA in the continuous avian cell line have been achieved Unlike traditional egg-based production methods, continuous cell line manufacturing offers greater efficiency, reproducibility and flexibility, supporting rapid response capabilities for emerging infectious diseases and biothreats. This approach is aligned with U.S. and international priorities for modernizing vaccine manufacturing, onshoring the production and ensuring supply chain resilience.

On May 26, 2026, the Company announced a strategic reprioritization of its development portfolio to concentrate resources on its lead programs, GEO-MVA and Gedeptin®, reflecting increasing clinical, regulatory, and market alignment across these programs. As part of this decision, the Company elected to discontinue active development activities related to its GEO-CM04S1 COVID-19 vaccine candidate. This decision was not related to any safety or efficacy concerns with the vaccine but reflects the continued evolution and contraction of the global COVID-19 vaccine market, and GeoVax’s focus on programs with clearer regulatory pathways, stronger demand visibility, and more immediate commercialization potential.

Financial Overview

Revenue

Our revenues to date have been related to government grants and contracts and other collaborative arrangements in support of our product development activities. We have not generated any revenue to date from the sale of the products we are developing. Our product candidates will require significant additional research and development efforts, including extensive preclinical and clinical testing. All product candidates that we advance to clinical testing will require regulatory approval prior to commercial use and will require significant costs for commercialization.

Research and development expenses

Since our inception, we have focused and we continue to focus significant resources on our research and development activities, including developing our vector platform and analytical testing methods, conducting preclinical studies, developing manufacturing processes, and conducting clinical trials. Research and development costs are expensed as incurred and consist primarily of the following:

•	personnel costs in our research and development functions, including salaries, benefits and stock-based compensation;
•	expenses incurred under agreements with CROs, for the conduct of clinical trials;
•	expenses incurred under agreements with contract manufacturing organizations (“CMOs”) that manufacture product used in clinical trials;
•	expenses incurred in procuring materials and for analytical and release testing services required to produce vaccine candidates used in clinical trials;
•	process development expenses to improve the efficiency and yield of the bulk vaccine;
•	laboratory supplies, vendor expenses and other third-party contract expenses related to preclinical research activities;
•	technology license fees;
•	consultant expenses for services supporting our clinical, regulatory and manufacturing activities; and
•	facilities, depreciation and other general overhead expenses.

We expect our research and development expenditures to increase as we advance our existing and future product candidates into and through clinical trials and pursue regulatory approval, especially with regard to the planned Gedeptin and GEO-MVA clinical programs. We do not provide forward-looking estimates of costs and time to complete our research programs due to the many uncertainties associated with biotechnology research and development. Due to these uncertainties, our future expenditures are likely to be highly volatile in future periods depending on the outcomes of the trials and studies. As we obtain data from preclinical studies and clinical trials, we may elect to discontinue or delay certain development programs to focus our resources on more promising product candidates. Completion of preclinical studies and human clinical trials may take several years or more, but the length of time can vary substantially depending upon several factors. The duration and the cost of future clinical trials may vary significantly over the life of the project because of differences arising during development of the human clinical trial protocols, including the length of time required to enroll suitable patient subjects, the number of patients that ultimately participate in the clinical trial, the duration of patient follow-up, and the number of clinical sites included in the clinical trials.

General and administrative expenses

Our general and administrative expenses consist primarily of personnel costs in our executive, finance, business development and other administrative functions, including stock-based compensation. Other general and administrative expenses include consulting fees, professional service fees for accounting and legal services, lease expenses related to our offices, insurance premiums, intellectual property costs incurred in connection with filing and prosecuting patent applications, depreciation and other costs. We expect our general and administrative expenses will increase in the future as we support expanded research and development activities, prepare for potential commercialization of our current and future product candidates, maintain compliance with requirements of Nasdaq and the SEC, and other general corporate activities.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and adjusts them as necessary. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Our significant accounting policies are summarized in Note 2 to our consolidated financial statements for the year ended December 31, 2025, which are included in this prospectus. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

We recognize revenue in accordance with FASB Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which created a new Topic, Accounting Standards Codification Topic 606. The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

We have received payments from government entities under non-refundable grants in support of our vaccine development programs. We record revenue associated with these grants when the reimbursable costs are incurred and we have complied with all conditions necessary to receive the grant funds. From time to time, we may enter into collaborative research and development agreements for specific vaccine development approaches and/or disease indications whereby we receive third-party funding for preclinical research under certain of these arrangements. Each agreement is evaluated in accordance with the process defined by ASU 2014-09 and revenue is recognized accordingly.

Stock-Based Compensation

We account for stock-based transactions in which the Company receives services from employees, directors or others in exchange for equity instruments based on the fair value of the award at the grant date. Stock-based compensation cost for awards of Common Stock is estimated based on the price of the underlying Common Stock on the date of issuance. Stock-based compensation cost for stock options or warrants is estimated at the grant date based on each instrument’s fair value as calculated by using the Black-Scholes option pricing model. We recognize stock-based compensation cost as expense ratably on a straight-line basis over the requisite service period for the award. See Note 6 to our consolidated financial statements for the year ended December 31, 2025 for additional stock-based compensation information.

Research and Development Expense

Research and development costs are charged to expense as incurred and consist of costs incurred in the discovery, development, testing and manufacturing of our product candidates. These expenses consist primarily of (i) salaries, benefits, and stock-based compensation for personnel, (ii) laboratory supplies and facility-related expenses to conduct development, (iii) fees paid to third-party service providers to perform, monitor and accumulate data related to our preclinical studies and clinical trials, (iv) costs related to sponsored research agreements, (v) costs to procure and manufacture materials used in clinical trials, and (vi) license fees and other expenses associated with technology license agreements.

The Company accrues for estimated costs of research and development activities conducted by third-party service providers, which may include the conduct of preclinical studies and clinical trials, and contract manufacturing activities. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or trials, including clinical trial participant enrollment, completion of events, invoices received and other events. Advance payments for research and development activities are deferred and included in prepaid expenses and other assets. The deferred amounts are expensed as the related goods are delivered or the services are performed.

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2025 and 2024, and for the three-month and six-month periods ended June 30, 2026 and 2025:

	Years Ended December 31,
	2025	2024	Change
Revenue from government contract	$2,489,145	$3,954,576	$(1,465,431)
Operating expenses:
Research and development	18,121,519	23,713,602	(5,592,083)
General and administrative	6,006,673	5,385,254	621,419
Total operating expenses	24,128,192	29,098,856	(4,970,664)
Loss from operations	(21,639,047)	(25,144,280)	3,505,233
Interest income	174,276	173,359	917
Interest expense	-	(21,375)	21,375
Net loss	$(21,464,771)	$(24,992,296)	$3,527,525

	Three Months Ended June 30,
	2026	2025	Change
Revenue from government contract	$-	$852,282	$(852,282)
Operating expenses:
Research and development	3,110,508	4,728,998	(1,618,490)
General and administrative	1,331,564	1,542,190	(210,626)
Total operating expenses	4,442,072	6,271,188	(1,829,116)
Loss from operations	(4,442,072)	(5,418,906)	976,834
Interest income	15,494	49,123	(33,629)
Net loss	$(4,426,578)	$(5,369,783)	$943,205

	Six Months Ended June 30,
	2026	2025	Change
Revenue from government contract	$-	$2,489,145	$(2,489,145)
Operating expenses:
Research and development	7,013,971	10,083,586	(3,069,615)
General and administrative	2,700,982	3,229,635	(528,653)
Total operating expenses	9,714,953	13,313,221	(3,598,268)
Loss from operations	(9,714,953)	(10,824,076)	1,109,123
Interest income	26,454	96,642	(70,188)
Net loss	$(9,688,499)	$(10,727,434)	$1,038,935

Revenue from Government Contract

During the years ended December 31, 2025 and 2024, we reported revenues of $2,489,145 and $3,954,576, respectively, associated with the Company’s contract with the Biomedical Advanced Research and Development Authority (BARDA), to support advancement of GEO-CM04S1 into a Phase 2b study. During the three-month and six-month periods ended June 30, 2025, we reported $852,282 and $2,489,145, respectively, of such revenues. In April 2025, we were notified that BARDA elected to terminate the contract for convenience, consistent with its terms. There are therefore no revenues reported during 2026.

Research and Development Expenses

Our research and development expenses were $18,121,519 for the year ended December 31, 2025, as compared to $23,713,602 for 2024, representing a decrease of $5,592,083 (24%). The overall decrease primarily relates to discontinued costs associated with termination of the BARDA contract, as well as lower costs for the GEO-CM04S1 clinical trials and manufacturing costs associated with the GEO-CM04S1 and Gedeptin programs. Research and development expense for 2025 and 2024 includes stock-based compensation expense of $513,867 and $222,202, respectively, associated with employee stock options.

Our research and development expenses were $3,110,508 and $7,013,971 for the three-month and six-month periods ended June 30, 2026, as compared to $4,728,998 and $10,083,586 for the comparable 2025 periods, representing decreases of 34.2% and 30.4%, respectively. The overall decrease primarily relates to discontinued costs associated with termination of the BARDA contract, as well as lower costs for the GEO-CM04S1 clinical trials and manufacturing costs associated with Gedeptin program. Research and development expenses for the three-month and six-month periods of 2026 include stock-based compensation expense of $107,671 and $215,848, respectively; as compared to $130,323 and $260,639, respectively, for the comparable 2025 periods.

General and Administrative Expenses

Our general and administrative expenses were $6,006,673 for the year ended December 31, 2025, as compared to $5,385,254 for 2024, representing an increase of $621,419 (12%). The overall increase relates primarily to higher personnel costs, investor relations consulting and other programmatic expenses, patent costs, and stock-based compensation expense. General and administrative expense for 2025 and 2024 includes stock-based compensation expense of $601,287 and $306,442, respectively, associated with employee and consultant stock options and stock awards.

Our general and administrative expenses were $1,334,564 and $2,700,982 for the three-month and six-month periods ended June 30, 2026, as compared to $1,542,190 and $3,229,635 for the comparable 2025 periods, representing decreases of 13.7% and 16.4%, respectively. The decrease during 2026 relates primarily to lower investor relations consulting and other programmatic costs and stock-based compensation expense. General and administrative expenses for the three-month and six-month periods of 2026 include stock-based compensation expense of $56,075 and $167,215, respectively; as compared to $162,417 and $324,845, respectively, for the comparable periods of 2025.

Other Income

Interest income was $174,276 and $173,359 for the years ended December 31, 2025 and 2024, respectively. The variances between years are primarily attributable to the cash available for investment and to interest rate fluctuations. Interest expense was $-0- and $21,375 for the years ended December 31, 2025 and 2024, respectively, associated with certain notes payable issued and repaid during 2024.

Interest income for the three-month and six-month periods ended June 30, 2026 was $15,494 and $26,454, respectively, as compared to $49,123 and $96,642, respectively, for comparable periods of 2025. The overall decrease during 2026 is attributable to the average cash balances available for investment.

Liquidity and Capital Resources

The following tables summarize our liquidity and capital resources as of June 30, 2026 and December 31, 2025, and our cash flows for the years ended December 31, 2025 and 2024 and the six-month periods ended June 30, 2026 and 2025:

Liquidity and Capital Resources	June 30, 2026	December 31, 2025
Cash and cash equivalents	$3,143,422	$3,085,741
Working capital	1,462,811	3,377,950

	Year Ended December 31,
Cash Flow Data	2025	2024
Net cash provided by (used in):
Operating activities	$(21,473,969)	$(24,675,511)
Investing activities	(27,612)	(20,653)
Financing activities	19,080,381	23,750,516
Net decrease in cash and cash equivalents	$(2,421,200)	$(945,648)

	Six Months Ended June 30,
Cash Flow Data	2026	2025
Net cash provided by (used in):
Operating activities	$(7,195,824)	$(10,300,078)
Investing activities	-	(27,612)
Financing activities	7,253,505	7,914,611
Net increase (decrease) in cash and cash equivalents	$57,681	$(2,413,079)

Operating Activities – Net cash used in operating activities of $21,473,969 for 2025 was primarily due to our net loss of $21,464,771, offset by non-cash items such as depreciation expense and stock-based compensation expense, and by changes in our working capital accounts. Net cash used in operating activities of $24,675,511 for 2024 was primarily due to our net loss of $24,992,296, offset by non-cash items such as depreciation expense and stock-based compensation expense, and by changes in our working capital accounts.

Net cash used in operating activities of $7,195,824 for the six months ended June 30, 2026, was due to our net loss of $9,688,499, offset by non-cash items such as depreciation and amortization expense and stock-based compensation expense, and by changes in our working capital accounts. Net cash used in operating activities of $10,300,078 for the six months ended June 30, 2025, was primarily due to our net loss of $10,727,434, offset by non-cash items such as depreciation and amortization expense and stock-based compensation expense, and by changes in our working capital accounts.

Investing Activities – Net cash used in investing activities was $27,612 and $20,653 for 2025 and 2024, respectively, and relates to purchases of laboratory equipment.

There were no cash flows from investing activities for the six months ended June 30, 2026. Net cash used in investing activities was $27,612 for the six months ended June 30, 2025, and relates to purchases of laboratory equipment.

Financing Activities – Net cash provided by financing activities was $19,080,381 for 2025, consisting of primarily of net proceeds from offerings of our Common Stock and the exercise of warrants. Net cash provided by financing activities was $23,750,516 for 2024, consisting of primarily of net proceeds from offerings of our Common Stock and the exercise of warrants.

Net cash provided by financing activities was $7,253,505 for the six months ended June 30, 2026, and relates to offerings of our common stock and warrants. Net cash provided by financing activities was $7,914,611 for the six months ended June 30, 2025, and relates to offerings of our common stock and warrants.

Funding Requirements and Sources of Capital

To date, we have not generated any product revenue. We do not know when, or if, we will generate any product revenue and we do not expect to generate significant product revenue unless and until we obtain regulatory approval and commercialize one of our current or future product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We are subject to all of the risks incident to the development of new products, and may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We anticipate that we will need substantial additional funding in connection with our continuing operations. We have funded our operations to date primarily from sales of our equity securities and from government grants and clinical trial assistance.

On March 25, 2025, we closed a registered direct offering of our Common Stock and warrants. Net proceeds after deducting placement agent fees and expenses and other offering expenses were approximately $4.1 million. During the first quarter of 2025, we also sold shares of our Common Stock pursuant to the ATM Program for net proceeds of approximately $3.8 million.

On July 2, 2025, we closed a public offering of our Common Stock and warrants. Net proceeds after deducting placement agent fees and expenses and other offering expenses were approximately $5.5 million. On September 30, 2025, we closed a registered direct offering of our Common Stock and warrants. Net proceeds after deducting placement agent fees and other offering expenses were approximately $2.3 million. During the third quarter of 2025, we also sold shares of our Common Stock pursuant to the ATM Program for net proceeds of approximately $220,000.

On December 22, 2025, we closed a public offering of our Common Stock and warrants. Net proceeds after deducting placement agent fees and expenses and other offering expenses were approximately $3.0 million. During the fourth quarter of 2025, we also sold shares of our Common Stock pursuant to the ATM Program for net proceeds of approximately $71,000.

During January 2026, we also sold shares of our Common Stock pursuant to the ATM Program for net proceeds of approximately $71,200.

On February 17, 2026, we closed a registered direct offering of our Common Stock and warrants. Net proceeds after deducting placement agent fees and other offering expenses were approximately $885,000.

During March 2026, holders of existing stock purchase warrants exercised their warrants, resulting in cash proceeds to us of approximately $4,800.

On March 31, 2026, we entered into warrant exercise inducement letters with the holders of certain existing warrants whereby the holders agreed to exercise warrants at a reduced exercise price. Net proceeds to us after deducting placement agent commissions and other offering expenses were approximately $762,700.

On May 7, 2026, we entered into warrant exercise inducement letters with the holders of certain existing stock purchase warrants, whereby the holders agreed to exercise their warrants. Aggregate net proceeds to us after deducting placement agent commissions and other offering expenses were approximately $844,100.

On May 19, 2026, we closed an unregistered private placement of our warrants. Net proceeds after deducting placement agent fees and other offering expenses were approximately $2,709,800.

During May 2026, holders of existing stock purchase warrants exercised their warrants, resulting in cash proceeds to us of approximately $1,975,700.

On August 25, 2026, we entered into a warrant exercise inducement letter with a holder of certain existing stock purchase warrants, whereby the holder agreed to exercise their warrants. Aggregate net proceeds to us after deducting placement agent commissions and other offering expenses were approximately $3,341,000.

On October 25, 2026, we entered into the Revolving Loan Agreement with the Lender, which provides for loans in an aggregate principal amount outstanding at any time of up to $1,000,000, bearing interest at 12% per annum and maturing on the first anniversary of the closing. As of the date of this prospectus, we have not borrowed any amounts under the Revolving Loan Agreement and no amounts are outstanding thereunder. See “Prospectus Summary—Recent Developments—Revolving Loan Agreement.”

As of the date of this prospectus, we believe that our existing cash and cash equivalents, together with amounts available under the Revolving Loan Agreement (which are subject to the Lender’s discretion), are sufficient to fund our operations into December 2026, and that the net proceeds of this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations into the first quarter of 2027. We plan to pursue additional cash resources through public or private equity or debt financings, including the Required Additional Financing contemplated by the Revolving Loan Agreement, government grants/contracts, arrangements with strategic partners, or from other sources.

There can be no assurance that necessary funding will be available on favorable terms or at all. These factors collectively raise substantial doubt about the Company’s ability to continue as a going concern. Management believes that we will be successful in securing the additional capital required to continue the Company’s planned operations, but that our plans do not fully alleviate the substantial doubt about the Company’s ability to operate as a going concern.

We will need to continue to raise additional capital to support our future operating activities, including progression of our development programs, preparation for commercialization, and other operating costs. We may fund a significant portion of our ongoing operations through partnering and collaboration agreements which, while reducing our risks and extending our cash runway, would also reduce our share of eventual revenues, if any, from our vaccine candidates. Additionally, we may be able to fund certain activities with assistance from government programs.

The sale of additional equity would result in additional dilution to our stockholders. We may also fund our operations through debt financing, which would result in debt service obligations, and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. If we are unable to raise additional capital in sufficient amounts or on acceptable terms, we may be required to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market vaccine candidates that we would otherwise prefer to develop and market ourselves. Any of these actions could harm our business, results of operations and prospects.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties and is based on assumptions that may prove to be wrong; actual results could vary materially. Our projection takes into consideration contractual commitments we have made, and expect to make, in the normal course of operating our business, which include (i) obligations to our employees, (ii) our lease obligations, (iii) payments due under license agreements for various technologies and patent rights associated with our product development activities, (iv) arrangements with CROs, CMOs, and other third-party vendors for clinical trials services and production of materials for use in our clinical trials, and (v) other various firm purchase commitments and contractual obligations related to production and testing of our product candidates and the general operation of our business.

We have based our projections of operating capital requirements on assumptions that may prove to be incorrect, and we may use our available capital resources sooner than we expect. Our future capital requirements will depend on many factors, which include but are not limited to:

●	the timing and costs of our ongoing and planned clinical trials;
●	the timing and costs of manufacturing material for use in clinical trials;
●	the number and scope of our research programs and the speed at which they are advanced;
●	the progress and success of our preclinical and clinical development activities;
●	the costs involved in prosecuting and enforcing patent claims and other intellectual property rights;
●	the costs to attract and retain skilled personnel;
●	the costs to maintain and expand our infrastructure to support our current and planned operations;
●	the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements;
●	the costs associated with any products or technologies that we may in-license or acquire; and
●	the costs and timing of regulatory approvals.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that are likely or reasonably likely to have a material effect on our financial condition or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk is limited primarily to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because a significant portion of our investments are in institutional money market funds. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income received without significantly increasing risk. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any derivative financial instruments or foreign currency instruments.

MANAGEMENT

The following table sets forth certain information with respect to our directors and executive officers as of the date hereof:

Name	Age	Current Position
David A. Dodd	77	Chairman of the Board of Directors, President and Chief Executive Officer
Mark W. Reynolds, CPA	65	Chief Financial Officer and Corporate Secretary
Mark J. Newman, Ph.D.	71	Chief Scientific Officer
Kelly T. McKee M.D.	76	Chief Medical Officer
John W. Sharkey, Ph.D.	69	Vice President, Business Development
Robert T. McNally Ph.D. (1)(2)(3)	78	Independent Director
Steven Brown (1)(2)	32	Independent Director
Tyler O’Brien (2)(3)	32	Independent Director
Manpreet Uppal (1)(3)	40	Independent Director

(1)	Member of the Compensation Committee of the Board of Directors.
(2)	Member of the Nominating and Governance Committee of the Board of Directors.
(3)	Member of the Audit Committee of the Board of Directors.

David A. Dodd. Mr. Dodd joined the Board of Directors in March 2010, becoming Chairman of our Board of Directors on January 1, 2011. Effective September 5, 2018, Mr. Dodd became our President and Chief Executive Officer, following Dr. McNally’s retirement. His executive management experience in the pharmaceutical and biotechnology industries spans more than 40 years. From September 2017 to April 2018, he served as Chief Executive Officer, and as a member of the Board of Directors of Medizone International, Inc. (“Medizone”), a developer and manufacturer of disinfectant systems. On April 20, 2018, Medizone announced that certain of its creditors had commenced an involuntary bankruptcy proceeding under Chapter 11 of the United States Bankruptcy Code against Medizone. The creditors included Medizone’s former Chairman and Chief Executive Officer and its former Director of Operations. From April 2013 to July 2017, Mr. Dodd served as President and Chief Executive Officer, and as a member of the Board of Directors, of Aeterna Zentaris Inc., a drug development company. He was Chairman of the Board of Directors of Aeterna Zentaris, Inc. from May 2014 to May 2016, and continued to serve as a member of its Board of Directors until May 2018. From December 2007 to June 2009, Mr. Dodd was President, Chief Executive Officer and Chairman of BioReliance Corporation, a leading provider of biological safety and related testing services. From October 2006 to April 2009, he served as non-executive Chairman of Stem Cell Sciences Plc., where he oversaw the development and implementation of a strategic growth plan, implementation of an experienced executive team, and the sale of the company to Stem Cells, Inc. in April 2009. Before that, Mr. Dodd served as President, Chief Executive Officer and Director of Serologicals Corporation before it was sold to Millipore Corporation in July 2006 for $1.5 billion. For the five years prior, Mr. Dodd served as President and Chief Executive Officer of Solvay Pharmaceuticals, Inc. and Chairman of its subsidiary Unimed Pharmaceuticals, Inc. He is also the Chief Executive Officer of RiversEdge BioVentures, an investment and advisory firm focused on the life sciences and pharmaceuticals industries, which he founded in 2009. Mr. Dodd holds Bachelor of Science and Master of Science degrees from Georgia State University and completed the Harvard Business School Advanced Management Program. The Board of Directors has concluded that Mr. Dodd should serve on the Board of Directors due to his experience in the pharmaceutical industry and his involvement as an officer and director of the Company, as well as his background in general management, business transformation, corporate partnering, and mergers and acquisitions.

Mark W. Reynolds, CPA. Mr. Reynolds joined the Company in October 2006 as Chief Financial Officer and Corporate Secretary. From 2004 to 2008, Mr. Reynolds served as Chief Financial Officer for HealthWatchSystems, Inc. a privately-held company in the consumer healthcare industry. From 2004 to 2006, he served as Chief Financial Officer for Duska Therapeutics, Inc., a publicly-held biotechnology company. From 1988 to 2002, Mr. Reynolds worked for CytRx Corporation, a publicly-held biopharmaceutical company, where he first served as Controller and then as Chief Financial Officer. Mr. Reynolds began his career as an auditor with Arthur Andersen & Co. from 1985 to 1988. He is a certified public accountant and holds a Master of Accountancy degree from the University of Georgia.

Mark J. Newman, Ph.D. Dr. Newman joined the Company as our Chief Scientific Officer on August 25, 2020 on a part-time basis, becoming a full-time employee effective March 1, 2022. Dr. Newman, who previously served the Company as vice president of research and development from 2010 to 2013, worked for the Company on a part-time basis until March 2022, at which time he became a full-time employee. Effective April 16, 2026, Dr. Newman reduced his time commitment to 50%. Prior, he served senior management positions at PaxVax, Pharmexa A/S, Epimmune, Vaxcel, Apollon, and Cambridge Biotech. During his 30-year career he shepherded the development of experimental vaccine and adjuvant products through preclinical research and into Phase 1 & 2 clinical testing. He is widely published in peer review publications and holds 10 U.S. patents. He holds a dual B.Sc/M.Sc. degree in Agriculture and Pre-Veterinary Medicine from the Ohio State University and a Ph.D. in Immunology at the John Curtin School for Medical Research, The Australian National University, Canberra.

Kelly T. McKee, M.D. Dr. McKee was appointed as our Chief Medical Officer effective January 6, 2022 and served in that role on a part-time consulting basis until becoming a full-time employee effective March 1, 2023. Dr. McKee has over 30 years of experience in research and development, with specific expertise in vaccines, emerging diseases, biodefense, and respiratory viral infections. His progressive clinical research experience began in 1981 at Fort Detrick, Frederick, MD., United States, where he held a variety of leadership positions in virology, immunology, preventive medicine, and clinical research and development with the U.S. Army, retiring as a Colonel in 2001. Dr. McKee subsequently served as State Epidemiologist in North Carolina, and as Senior Director of Clinical Research at DynPort Vaccine Company. He then held multiple leadership roles, including Vice President and Managing Director of Public Health and Government Services, and Vice President for Vaccines and Public Health in the Infectious Diseases and Vaccines Center of Excellence, at Quintiles/QuintilesIMS (now IQVIA) for more than 10 years. Since 2017 he has provided contract clinical development and medical advisory services to biopharmaceutical industry in infectious diseases and related areas. Dr. McKee earned an M.D. from the University of Virginia School of Medicine, and a Master of Public Health from Johns Hopkins University School of Hygiene and Public Health in Baltimore, MD. He has authored or co-authored more than 100 peer-reviewed publications and book chapters.

John W. Sharkey, Ph.D. Dr. Sharkey joined the Company as our Vice President, Business Development, effective June 13, 2022. Prior to his current appointment, he served as our part-time Head of Business Development pursuant to a consulting agreement. Previously, as CEO of Largent Health, LLC, he oversaw the development strategy for three 510(k) medical devices incorporating a proprietary antimicrobial technology, eventually leading to the registration and commercial launch of the 1st FDA cleared dental cavity cleanser with antimicrobial claims. In 2010, Dr. Sharkey founded Cogas Consulting, LLC, a consultancy providing executive management, technical development, regulatory and business development services to small and mid-size pharma and medical device companies. He has also assisted several companies in their financing activities. Prior to the above, he held senior executive positions within both Novartis and Shionogi and was involved in several notable partnering transactions including Novartis obtaining European rights to Lucentis® as well obtaining global rights to Focalin® and Focalin® XR and Shionogi’s global license for Osphena®. Dr. Sharkey holds a Ph.D. in Chemistry from the University of Buffalo and a B.S. in Chemistry from the State University of New York at Oneonta.

Steven Brown.  Steven Brown has served as a director of BioRestorative Therapies, Inc. (Nasdaq: BRTX), a clinical-stage regenerative medicine company developing stem cell-based therapies, since July 14, 2026, and currently serves as Chairman of its Board of Directors and Chair of its Audit Committee. Since May 2024, Mr. Brown has served as Channel Manager, North America, of Boyum IT Solutions, a global provider of software solutions that extend enterprise resource planning systems, where he leads strategic alliances with SAP, Microsoft and ERP reseller networks. Since 2023, he has also served as an independent strategic advisor to wholesale distribution and enterprise manufacturing companies on business planning, partnerships and digital transformation. From January 2019 to May 2024, Mr. Brown served in roles of increasing responsibility at Sana Commerce, a B2B e-commerce software company, including as Partner Manager (July 2023 to May 2024), Senior Business Consultant, North America (January 2021 to July 2023) and Business Consultant (January 2019 to January 2021), with responsibility for strategic partnerships, business development and advising organizations on technology strategy within the Microsoft and SAP ecosystems. From May 2017 to December 2018, he was a Sales Executive at Professional Sports Publications, a sports publishing and advertising company. Mr. Brown holds a Bachelor’s degree in Interdisciplinary Studies (Business Administration) from Fairleigh Dickinson University.

Mr. Brown was designated for appointment to the Board by Bowery Consulting Group Inc. pursuant to the Revolving Loan Agreement. There are no family relationships between Mr. Brown and any of our directors or executive officers, and no transactions involving Mr. Brown that would require disclosure under Item 404(a) of Regulation S-K. The Board believes Mr. Brown’s experience in technology strategy, strategic alliances and business development qualifies him to serve as a director.

Tyler O’Brien. Tyler O’Brien has served since October 2020 as Managing Partner of Top Tier LLC (doing business as Top Tier Holdings), a privately held commercial real estate investment firm based in South Florida that he co-founded. In that role, Mr. O’Brien is responsible for evaluating investment opportunities, structuring and negotiating transactions, capital allocation, risk management and oversight of the strategic and financial performance of the firm’s investments.

Mr. O’Brien was designated for appointment to the Board by Bowery Consulting Group Inc. pursuant to the Revolving Loan Agreement. There are no family relationships between Mr. O’Brien and any of our directors or executive officers, and no transactions involving Mr. O’Brien that would require disclosure under Item 404(a) of Regulation S-K. The Board believes Mr. O’Brien’s experience in financial analysis, strategic planning, capital allocation, business development and transaction execution, including his experience working with business owners, investors and operators in connection with commercial real estate and related business transactions, qualifies him to serve as a director.

Manpreet Uppal.  Manpreet (Mike) Uppal has served as a member of the Board of Directors of GridAI Technologies Corp. (Nasdaq: GRDX) (formerly Entero Therapeutics, Inc.) since February 2025, serving on the Audit Committee (as financial expert), Compensation Committee, and Nominating and Corporate Governance Committee. In this role, Mr. Uppal provides independent oversight of audit, compensation, and governance functions. Since 2021, Mr. Uppal has operated Mike Uppal Personal Real Estate Corporation and has practiced as a licensed realtor with the Fraser Valley Real Estate Board, having spent the majority of his career with Sutton Group before joining Century 21 Coastal Realty in May 2026. Since approximately 2012, Mr. Uppal has also been active in the capital markets, with experience in both private and public market investments and financing transactions.

Mr. Uppal was designated for appointment to the Board by Bowery Consulting Group Inc. pursuant to the Revolving Loan Agreement. There are no family relationships between Mr. Uppal and any of our directors or executive officers, and no transactions involving Mr. Uppal that would require disclosure under Item 404(a) of Regulation S-K. The Board believes Mr. Uppal’s public company board experience qualifies him to serve as a director.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Arrangements Regarding the Selection of Directors

Steven Brown, Tyler O’Brien and Manpreet Uppal were appointed to our Board of Directors pursuant to the Revolving Loan Agreement, under which the Lender has the right to designate the Lender Board Nominees and their replacements, subject to approval by our independent directors or a nominating committee composed solely of independent directors in accordance with Nasdaq Listing Rule 5605(e). The Lender’s right to designate replacements terminates upon the resignation of the Lender Board Nominees under the automatic resignation provisions of the Revolving Loan Agreement, and does not terminate upon Payment in Full. The Lender Board Nominees constitute three of our five directors and a majority of each committee of our Board of Directors, and their service as directors does not end upon repayment of the loans. Until the earlier of Payment in Full (as defined in the Revolving Loan Agreement) and the automatic resignation of the Lender Board Nominees under the Revolving Loan Agreement, we have agreed not to propose their removal, to nominate and recommend them for election at each meeting of stockholders at which directors are elected, and not to take actions that would reduce their proportionate representation on our Board of Directors or its committees. Randal Chase, Dean Kollintzas, Nicole Lemerond, Jayne Morgan and John Spencer, Jr. resigned from our Board of Directors effective October 23, 2026, prior to the effectiveness of the Revolving Loan Agreement, and not as a condition to the closing of the Revolving Loan Agreement (although the appointment of three Lender Board Nominees was a condition to the Lender’s obligations under the Revolving Loan Agreement) or as a result of any disagreement with us on any matter relating to our operations, policies or practices. Other than the Revolving Loan Agreement, there is no arrangement or understanding between any Lender Board Nominee and any other person pursuant to which he or she was selected as a director.

Director Independence

The Board of Directors has determined that Directors McNally, Brown, O’Brien and Uppal are the members of our Board of Directors who are “independent,” as that term is defined by Section 301(3)(B) of the Sarbanes-Oxley Act of 2002. The Board of Directors has also determined that these individuals meet the definition of “independent director” set forth in Rule 5605(a)(2) of the Nasdaq Listing Rules and that Mr. Uppal is the qualified “financial expert” on the Audit Committee. In determining the independence of the Lender Board Nominees, our Board of Directors considered the Revolving Loan Agreement, the Lender’s right to designate the Lender Board Nominees, and the requirement that the Lender Board Nominees not be officers, employees or controlling persons of, or receive compensation from, the Lender or its affiliates. As independent directors, these individuals serve as the members of our Audit Committee, our Compensation Committee, and our Nominating and Governance Committee.

EXECUTIVE COMPENSATION

The following tables and disclosures set forth the compensation and certain other information with respect to: (1) our principal executive officer; and (2) our two most highly compensated executive officers, other than the principal executive officer, who were serving as executive officers as of December 31, 2025. We refer to these officers as our “Named Executive Officers.”

Summary Compensation Table

The following table sets forth information concerning the total employee compensation earned during 2025 and 2024 by our Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards (1) ($)		All Other Compensation ($)		Total ($)
David A. Dodd	2025	$387,695	$-	$452,991	(2)	$-		$840,686
President and CEO	2024	371,000	185,500	75,495	(4)	13,800	(6)	645,795
Kelly T. McKee, MD	2025	357,000	-	170,940	(3)	11,550	(6)	539,490
Chief Medical Officer	2024	350,000	140,000	33,865	(5)	11,104	(6)	534,969
Mark J. Newman, PhD	2025	301,703	-	170,940	(3)	-		472,643
Chief Scientific Officer	2024	291,500	131,175	33,865	(5)	-		456,540

(1)

Represents the grant date fair value of the stock options for financial statement reporting purposes. See footnotes 2 and 6 to our consolidated financial statements for the year ended December 31, 2025 for a discussion of the assumptions made and methods used for determining stock compensation values.

(2)	Represents the grant date fair value for stock options granted on January 2, 2025 for 7,420 shares with an exercise price of $62.00 per share, vesting over a three-year period.
(3)	Represents the grant date fair value for stock options granted on January 2, 2025 for 2,800 shares with an exercise price of $62.00 per share, vesting over a three-year period.
(4)	Represents the grant date fair value for stock options granted on August 12, 2024 for 1,400 shares with an exercise price of $54.25 per share, vesting over a three-year period.
(5)	Represents the grant date fair value for stock options granted on August 12, 2024 for 628 shares with an exercise price of $54.25 per share, vesting over a three-year period
(6)	Represents employer matching contributions to the Company’s 401(k) retirement plan.

Employment Agreements

David A. Dodd. Mr. Dodd serves as our President and Chief Executive Officer under an employment agreement dated September 1, 2018. The employment agreement has no specified term. The employment agreement provides for an annual base salary to Mr. Dodd (currently $399,500), subject to periodic increases as determined by the Board. Mr. Dodd is also eligible for an annual bonus, as determined by the Board. Mr. Dodd is eligible for annual grants of awards from our equity incentive plans as determined by the Board. Mr. Dodd also is eligible for health insurance and 401(k) benefits at the same level and subject to the same conditions as provided to all other employees.

Our employment agreement with Mr. Dodd provides that we will pay severance compensation to Mr. Dodd in the event his employment is terminated by the Company without cause or by Mr. Dodd with good reason (as defined in the agreement). If we terminate Mr. Dodd’s employment not for cause or he resigns for good reason, then we would pay (a) an amount in cash equal to three times his then base salary and target annual bonus and (b) all stock option grants held by Mr. Dodd will be fully vested. The agreement also addresses his compensation upon termination if there is a change in control (as defined). If we terminate Mr. Dodd’s employment not for cause or he resigns for good reason at any time during the three month period which immediately precedes a change in control (as defined) or during the one year period following a change in control, then we would also pay Mr. Dodd an amount in cash equal to (x) three times the cost to provide 401(k) or other deferred compensation or health and welfare benefits to him, and (y) a tax gross-up payment (if an excise tax is imposed by § 4999 of the Code or any related interest or penalties are incurred by him).

Kelly T. McKee, MD. Dr. McKee serves as our Chief Medical Officer under an employment agreement dated March 1, 2023. The employment agreement has no specified term. The employment agreement, as amended, provides for an annual base salary to Dr. McKee (currently $367,710), subject to periodic increases as determined by the Compensation Committee. The Board of Directors may also approve the payment of a discretionary bonus annually. Dr. McKee is eligible for annual grants of awards from our equity incentive plans as determined by the Board. Dr. McKee is eligible for health insurance and 401(k) benefits at the same level and subject to the same conditions as provided to all other employees.

Our employment agreement with Dr. McKee provides that, if we terminate his employment without cause, we will pay a severance payment in the form of monthly payments of base salary for a period equal to one week for each full year of service. Additionally, if we terminate Dr. McKee’s employment at any time during the three month period which immediately precedes a change in control (as defined in the amended employment agreement) or during the one year period following a change in control, then we would pay an amount in cash equal to (a) two times his then base salary and target annual bonus, (b) two times the cost to provide 401(k) or other deferred compensation or health and welfare benefits to him, (c) full, complete vesting of all stock options, restricted stock grants or other equity or equity-type grants, and (d) a tax gross-up payment (if an excise tax is imposed by §4999 of the Code or any related interest or penalties are incurred by him). The change of control provision also provides for full and complete vesting of all stock option grants held by him.

Mark J. Newman, PhD. Dr. Newman serves as our Chief Scientific Officer under an employment agreement dated August 25, 2020, which was amended and restated effective March 1, 2022. The employment agreement has no specified term. The employment agreement, as amended, provides for an annual base salary to Dr. Newman (currently $310,754), subject to periodic increases as determined by the Compensation Committee. The Board of Directors may also approve the payment of a discretionary bonus annually. Dr. Newman is eligible for annual grants of awards from our equity incentive plans as determined by the Board. Dr. Newman is eligible for health insurance and 401(k) benefits at the same level and subject to the same conditions as provided to all other employees. Effective April 16, 2026, Dr. Newman reduced his time commitment to 50%.

Our employment agreement with Dr. Newman provides that, if we terminate his employment without cause, we will pay a severance payment in the form of monthly payments of base salary for a period equal to one week for each full year of service. Additionally, if we terminate Dr. Newman’s employment at any time during the three month period which immediately precedes a change in control (as defined in the amended employment agreement) or during the one year period following a change in control, then we would pay an amount in cash equal to (a) two times his then base salary and target annual bonus, (b) two times the cost to provide 401(k) or other deferred compensation or health and welfare benefits to him, (c) full, complete vesting of all stock options, restricted stock grants or other equity or equity-type grants, and (d) a tax gross-up payment (if an excise tax is imposed by §4999 of the Code or any related interest or penalties are incurred by him). The change of control provision also provides for full and complete vesting of all stock option grants held by him.

Outstanding Equity Awards

GeoVax has awarded stock options to its senior management and other employees, pursuant to the GeoVax Labs, Inc. 2025 Stock Incentive Plan (the 2025 Plan), the GeoVax Labs, Inc. 2020 Stock Incentive Plan (the 2020 Plan) and the GeoVax Labs, Inc. 2023 Stock Incentive Plan (the 2023 Plan), collectively the Stock Incentive Plans. Each of the 2020 Plan, 2023 Plan and 2025 Plan were adopted by the Board on June 19, 2020, December 7, 2022, and December 12, 2024, respectively, to provide equity-based and/or incentive awards to selected employees, directors, and independent contractors of the Company or its affiliates. The terms of these awards typically provide for vesting over a defined period of time and the options expire if not exercised within ten years from the date of grant. The Company does not have a formula for determining stock option awards. Awards are generally based on the subjective judgment of the President and Chief Executive Officer and on the Compensation Committee’s subjective judgment. The following table sets forth certain information with respect to unexercised options previously awarded to our Named Executive Officers that were outstanding as of December 31, 2025.

Option Awards
	Number of Securities Underlying Unexercised Options
Name	(#) Exercisable	(#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
David Dodd	-	7,420	(1)	$62.00	1/2/35
	466	934	(2)	54.25	8/12/34
	667	-		283.13	12/7/32
	275	-		1,432.50	12/7/31
	728	-		1,046.25	12/2/30
Kelly McKee, MD	-	2,800		62.00	1/2/35
	209	409	(2)	54.25	8/12/34
	40	-		283.13	12/7/32
Mark Newman, PhD	-	2,800		62.00	1/2/35
	209	419	(2)	54.25	8/12/34
	267	-		283.13	12/7/32
	69	-		1,432.50	12/7/31
	94	-		1,046.25	12/2/30
(1)	The unexercisable portion of these stock options will vest in equal installments on January 2, 2026, 2027 and 2028
(2)	The unexercisable portion of these stock options will vest in equal installments on August 12, 2026 and 2027.

Each of the Stock Incentive Plans contains provisions that could lead to an accelerated vesting of options or other awards. In the event of certain change-in-control transactions described in such plans, (i) outstanding options or other awards may be assumed, converted or replaced; (ii) the successor corporation may substitute equivalent options or other awards or provide substantially similar consideration to the Stock Incentive Plans, as applicable, participants as were provided to stockholders (after taking into account the existing provisions of the options or other awards); or (iii) the successor corporation may replace options or awards with substantially similar shares or other property. In the event the successor corporation (if any) refuses to assume or substitute options or other awards as described (i) the vesting of any or all options or awards granted pursuant to the Stock Incentive Plans, as applicable, will accelerate upon the change-in-control transaction, and (ii) any or all options granted pursuant to the Plans will become exercisable in full prior to the consummation of the change-in-control transaction at such time and on such conditions as the Compensation Committee determines. If the options are not exercised prior to the consummation of the change-in-control transaction, they shall terminate at such time as determined by the Compensation Committee. Subject to any greater rights granted to participants under the Stock Incentive Plans, as applicable, in the event of the occurrence of a change-in-control transaction any outstanding options or other awards will be treated as provided in the applicable agreement or plan of merger, consolidation, dissolution, liquidation, or sale of assets. If the Company had experienced a change-in-control event as described in each of the Stock Incentive Plans on December 31, 2025, the value of accelerated options the Named Executive Officers, based on the difference between the closing price of our Common Stock on Nasdaq on December 31, 2025, and, if lower, the exercise price per share of each option for which vesting would be accelerated for each Named Executive Officer, would be an aggregate of $-0-.

DIRECTOR COMPENSATION

The following table sets forth information concerning the compensation earned for service on our Board of Directors during the fiscal year ending December 31, 2025 by each individual who served as a director at any time during the fiscal year.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (2)(3)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Randal D. Chase	$47,500	$24,420	-	-	-	$71,920
David A. Dodd (1)	-	-	-	-	-	-
Dean G. Kollintzas (4)	37,500	24,420	-	-	-	61,920
Nicole Lemerond (4)	32,500	24,420	-	-	-	56,920
Robert T. McNally	47,500	24,420	-	-	-	71,920
Jayne Morgan (4)	30,000	24,420	-	-	-	54,420
John N. Spencer, Jr. (4)	45,000	24,420	-	-	-	69,420
(1)

As discussed below under “Director Compensation Plan”, directors who are employees of the Company receive no compensation for their service as directors. As President and CEO, Mr. Dodd therefore receives no compensation for his service as a director; his compensation for service as President and CEO is shown in the “Summary Compensation” table above.

(2)

Represents the grant date fair value of stock options granted on January 2, 2025 to each non-employee director for 400 shares with an exercise price of $62.00 per share, vesting over a one-year period.

(3)	The table below shows the aggregate number of option awards outstanding for each non-employee director as of December 31, 2025.

Name	Aggregate Option Awards Outstanding as of December 31, 2025 (#)
Randal D. Chase	990
Dean G. Kollintzas	990
Nicole Lemerond	856
Robert T. McNally	990
Jayne Morgan	856
John N. Spencer, Jr.	990

(4) Resigned from our Board of Directors effective October 23, 2026, immediately prior to the effectiveness of the Revolving Loan Agreement. The amounts shown reflect compensation earned for service as a director during the fiscal year ended December 31, 2025.

Director Compensation Plan. In December 2021, the Board of Directors approved a recommendation from the Compensation Committee for director compensation, which we refer to as the Director Compensation Plan. The Director Compensation Plan applies only to non-employee directors. Directors who are employees of the Company receive no compensation for their service as directors or as members of committees.

Cash Fees – Under the Director Compensation Plan, each non-employee director receives an annual retainer (paid quarterly) of $25,000 ($50,000 for a non-employee Chairperson) for service as a member of the Board. In the absence of a non-employee Chairperson of the Board, a non-employee director designated as the Lead Director (currently Dr. McNally) receives an annual cash retainer of $35,000. Each non-employee director also receives an annual retainer of $7,500 ($15,000 for the Chairperson) for service as a member of the Audit Committee, $5,000 ($10,000 for the Chairperson) for service as a member of the Compensation Committee, and $5,000 ($7,500 for the Chairperson) for service as a member of the Nominating and Corporate Governance Committee. No additional fees are paid for meetings attended.

Stock Option Grants – We currently do not have a formula for determining stock option grants to directors (upon their election to the Board of Directors, or otherwise). Such option grants are currently determined by the Board of Directors, upon recommendation by the Compensation Committee based on the Compensation Committee’s annual deliberations and review of the director compensation structure of similar companies. At its meeting in December 2024, upon a recommendation of the Compensation Committee, the Board of Directors approved an annual stock option grant of 400 shares to each of its non-employee members for ongoing service as members of the Board of Directors; such grants were issued in January 2025.

Expense Reimbursement – All directors are reimbursed for expenses incurred in connection with attending meetings of the Board of Directors and committees.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than compensation arrangements for our Named Executive Officers and directors, or as described below, there were no transactions since January 1, 2025, to which we were a party or will be a party, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) had or will have a direct or indirect material interest. Compensation arrangements for our named executive officers and directors are described above under “Executive Compensation.”

Revolving Loan Agreement and Lender Board Nominees

On October 25, 2026, we entered into the Revolving Loan Agreement with Bowery Consulting Group Inc., which provides for loans of up to $1,000,000 outstanding at any time, bearing interest at 12% per annum (16% following an event of default) and maturing on the first anniversary of the closing. On October 23, 2026, prior to the effectiveness of the Revolving Loan Agreement, five of our directors resigned and the Remaining Directors appointed Steven Brown, Tyler O’Brien and Manpreet Uppal, each of whom was designated by the Lender, as directors. Under the Revolving Loan Agreement, the Lender has the right to designate replacements for the Lender Board Nominees, we have agreed not to propose their removal and to nominate them for election, in each case until the earlier of Payment in Full (as defined in the Revolving Loan Agreement) and the automatic resignation of the Lender Board Nominees under the Revolving Loan Agreement (the Lender Board Nominees’ service as directors does not end upon repayment of the loans), and we have agreed to cover the Lender Board Nominees under our directors’ and officers’ liability insurance and to enter into indemnification agreements with them on terms no less favorable than those of our other directors. We have also agreed to indemnify the Lender and its related parties against certain losses. As of the date of this prospectus, we have not borrowed any amounts under the Revolving Loan Agreement; accordingly, no principal amount has been outstanding thereunder and we have paid no principal or interest thereunder. Each party bears its own expenses under the Revolving Loan Agreement, and we have not paid, and will not pay, any fee to the Lender or any Lender Board Nominee in connection with the Revolving Loan Agreement or this offering.

March 2025 Registered Direct Offering

On March 23, 2025, the Company entered into a placement agency agreement with A.G.P./Alliance Global Partners (AGP) and a Securities Purchase Agreement with a purchaser pursuant to which the Company agreed to sell, in a registered direct offering, (i) 54,000 shares (the “March 2025 Shares”) of Common Stock, (ii) Pre-Funded Warrants (the “March 2025 Pre-Funded Warrants”) to purchase up to 83,405 shares of Common Stock, and (iii) Common Warrants (the “March 2025 Common Warrants”) to the purchaser, with each warrant exercisable to purchase one share of Common Stock, with one March 2025 Common Warrant to accompany each March 2025 Share or March 2025 Pre-Funded Warrant sold in the offering, and to purchase in the aggregate up to 137,405 shares of Common Stock. The public offering price for each March Share was $32.75 and the public offering price for each March 2025 Pre-Funded Warrant was $32.7475. The March 2025 Pre-Funded Warrants had an exercise price of $0.0025 per share, were exercisable immediately and may be exercised at any time until exercised in full. The March 2025 Common Warrants have an exercise price of $32.75 per share, were immediately exercisable following stockholder approval and will expire five years from the date of such stockholder approval. The net proceeds of the offering, after deducting AGP’s fees and expenses and other offering expenses payable by the Company and excluding the net proceeds, if any, from the exercise of the March 2025 Common Warrants, were approximately $4,100,000. The offering closed on March 25, 2025.

July 2025 Public Offering

On July 1, 2025, the Company entered into a placement agency agreement with Roth Capital Partners, LLC and a securities purchase agreement with the purchasers party thereto, pursuant to which the Company agreed to issue and sell, in a public offering, an aggregate of 369,400 common units (the “July Common Units”), consisting of (A) 369,400 shares of Common Stock and (B) Common Warrants (the “July Common Warrants”) to purchase 738,800 shares of Common Stock (the “July Common Warrant Shares”). The public offering price for each July Common Unit was $16.25. The July Common Warrants have an original exercise price of $16.25 per share, were immediately exercisable and will expire five years from the date of issuance. The net proceeds of the offering, after deducting the placement agent’s fees and expenses and other offering expenses payable by the Company and excluding the net proceeds, if any, from the exercise of the July Common Warrants, were approximately $5,583,000. The offering closed on July 2, 2025.

September 2025 Registered Direct Offering

On September 30, 2025, the Company entered into a placement agency agreement with Roth Capital Partners, LLC and a securities purchase agreement with purchasers party thereto pursuant to which the Company agreed to sell, in a registered direct offering, an aggregate of 158,730 shares (the “September Shares”) of Common Stock. In a concurrent private placement, the Company offered Common Warrants to the purchasers, with each warrant exercisable to purchase one share of Common Stock (the “September Common Warrants”), with three September Common Warrants to accompany each September Share sold in the September Offering, and to purchase in the aggregate of 476,196 shares of Common Stock (the “September Common Warrant Shares”). The public offering price was $15.75 for each September Share coupled with the September Common Warrants. The September Common Warrants have an original exercise price of $15.75 per share, were immediately exercisable following stockholder approval and will expire five years from the date of such stockholder approval, which occurred on November 26, 2025. The net proceeds of the offering, after deducting the placement agent’s fees and expenses and other offering expenses payable by the Company and excluding the net proceeds, if any, from the exercise of the September Common Warrants, were approximately $2,325,000. The offering closed on September 30, 2025.

December 2025 Public Offering

On December 19, 2025, the Company entered into a placement agency agreement with Roth Capital Partners, LLC and a securities purchase agreement with the purchasers party thereto, pursuant to which the Company agreed to issue and sell, in a public offering, an aggregate of 529,796 common units (the “December Common Units”), consisting of (A) 529,796 shares (the “December Shares”) of Common Stock and (B) Common Warrants (the “December Common Warrants”) to purchase 1,059,596 shares of Common Stock (the “December Common Warrant Shares”). The public offering price for each Common Unit was $6.125. The December Common Warrants have an original exercise price of $6.125 per share, were immediately exercisable and will expire five years from the date of issuance. The net proceeds of the offering, after deducting the placement agent’s fees and expenses and other offering expenses payable by the Company and excluding the net proceeds, if any, from the exercise of the December Common Warrants, were approximately $2,900,000. The offering closed on December 22, 2025. In January 2026, pursuant to antidilution provisions contained in the December Common Warrants, the Common Stock issuable pursuant to the December Common Warrants was increased to 2,273,763 following a one-for-twenty-five reverse stock split effected on January 9, 2026.

February 2026 Registered Direct Offering

On February 13, 2026, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with the purchasers party thereto, pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “February 2026 Registered Direct Offering”), (i) 402,000 shares (the “February 2026 Shares”) of Common Stock, and (ii) pre-funded warrants to purchase up to 30,902 shares of Common Stock (the “February 2026 Pre-Funded Warrants”). In a concurrent private placement, the Company offered to purchasers Series A-1 common warrants (the “Series A-1 Common Warrants”) to purchase an aggregate of 432,902 shares of Common Stock and Series A-2 common warrants (the “Series A-2 Common Warrants” and, together with the Series A-1 Common Warrants, the “February 2026 Common Warrants”) to purchase an aggregate of 432,902 shares of Common Stock (such shares issuable upon exercise of the February 2026 Common Warrants, the “February 2026 Warrant Shares”). The public offering price was $2.31 for each February 2026 Share and $2.30999 per February 2026 Pre-Funded Warrant. The February 2026 Pre-Funded Warrants have an exercise price of $0.00001 per share, are exercisable immediately and may be exercised at any time until exercised in full. The February 2026 Common Warrants will be exercisable beginning on the effective date of stockholder approval at an exercise price of $2.31 per share. The Series A-1 Common Warrants will expire five years after stockholder approval and the Series A-2 Common Warrants will expire two years after stockholder approval. The net proceeds of the offering, after deducting the placement agent’s fees and expenses and other offering expenses payable by the Company and excluding the net proceeds, if any, from the exercise of the February 2026 Common Warrants, were approximately $885,000. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes. The offering closed on February 17, 2026.

March 2026 Warrant Exercise Inducement

On March 31, 2026, the Company entered into common stock warrant exercise inducement offer letters (the “March Inducement Letters”) with holders (the “March Holders”) of existing warrants to purchase an aggregate of 793,390 shares of the Company’s Common Stock with exercise prices ranging from $1.4103 to $32.75 per share (the “March Existing Warrants”), pursuant to which the March Holders agreed to exercise for cash their March Existing Warrants to purchase an aggregate of 634,658 shares of Common Stock, at a reduced exercised price of $1.36 per share, in consideration for the Company’s agreement to issue new warrants (the “March 2026 Warrants”) to purchase an aggregate of up to 1,269,316 shares of Common Stock (the “March 2026 Warrant Shares”). The March 2026 Warrants have an exercise price of $1.36 per share, are immediately exercisable following stockholder approval and will expire five years from the date of such stockholder approval. The Company agreed that the March Holders have the option to exercise the remaining balance of the March Existing Warrants for additional shares of Common Stock based on the terms of the March Inducement Letters within 15 days following the closing of the transaction. The Company engaged AGP to act as its financial advisor in connection with the transaction. The net proceeds of the transaction, after deducting AGP’s fees and expenses and other offering expenses and excluding the net proceeds, if any, from the exercise of the March 2026 Warrants, were approximately $763,000.

May 2026 Warrant Exercise Inducement

On May 7, 2026, the Company entered into common stock warrant exercise inducement offer letters (the “May Inducement Letters”) with holders (the “May Holders”) of existing warrants to purchase an aggregate of 851,493 shares of Common Stock with exercise prices of $1.1877 per share (the “May Existing Warrants”), pursuant to which the May Holders agreed to exercise for cash 501,144 of their May Existing Warrants in consideration for the Company’s agreement to issue new warrants (the “May 2026 Inducement Warrants”) to purchase an aggregate of up to 1,002,288 shares of Common Stock. The May 2026 Inducement Warrants have an exercise price of $1.65 per share, are immediately exercisable following stockholder approval and will expire five years from the date of such stockholder approval. The Company also agreed that the May Holders shall have the option to exercise certain other warrants on the same terms as the May Existing Warrants as set forth in the May Inducement Letters within 12 days of May 8, 2026 (the “May Inducement Period”); the May Holders subsequently exercised an additional 278,299 of their May Existing Warrants during the May Inducement Period resulting in the issuance of additional May 2026 Inducement Warrants to purchase up to 556,598 shares of Common Stock. The Company engaged AGP to act as its financial advisor in connection with the transaction. The total net proceeds of the transaction, after deducting AGP’s fees and expenses and other offering expenses and excluding the net proceeds, if any, from the exercise of the May 2026 Inducement Warrants, were approximately $844,080.

May 2026 Private Placement

On May 18, 2026, the Company entered into a securities purchase agreement (the “May 2026 Purchase Agreement”) with the purchasers party thereto, pursuant to which the Company agreed to issue and sell, in an unregistered private placement (the “May 2026 PIPE”), (i) pre-funded warrants (the “May 2026 Pre-Funded Warrants”) to purchase up to an aggregate of 2,027,027 shares of Common Stock and (ii) common warrants to purchase up to an aggregate of 4,054,054 shares of Common Stock, comprised of (A) Series A common warrants (the “May 2026 Series A Common Warrants”) to purchase up to an aggregate of 2,027,027 shares of Common Stock and (B) Series B common warrants (the “May 2026 Series B Common Warrants” and, together with the May 2026 Series A Common Warrants, the “May 2026 PIPE Common Warrants”) to purchase up to an aggregate of 2,027,027 shares of Common Stock (such shares issuable upon exercise of the May 2026 PIPE Common Warrants, the “May 2026 PIPE Common Warrant Shares”). The offering price was $1.4799 per May 2026 Pre-Funded Warrant and accompanying May 2026 PIPE Common Warrants. The May 2026 Pre-Funded Warrants have an exercise price of $0.0001 per share, are exercisable immediately and may be exercised at any time until exercised in full. The May 2026 PIPE Common Warrants will be exercisable immediately at an exercise price of $1.48 per share. The May 2026 Series A Common Warrants will expire five years after issuance and the May 2026 Series B Common Warrants will expire eighteen months after issuance. The Company engaged AGP to act as the placement agent in connection with the May 2026 PIPE. The net proceeds of the May 2026 PIPE, after deducting AGP’s fees and expenses and other offering expenses, were approximately $2.7 million.

August 2026 Warrant Exercise Inducement

On August 25, 2026, the Company entered into a common stock warrant exercise inducement offer letter (the “August Inducement Letter”) with a certain holder (the “August Holder”) of existing warrants to purchase an aggregate of 5,697,628 shares of Common Stock with exercise prices ranging from $1.36 to $2.31 per share (the “August Existing Warrants”), pursuant to which the August Holder agreed to exercise for cash all of their August Existing Warrants at a reduced exercise price of $0.64 per share, in consideration for the Company’s agreement to issue a new warrant (the “August 2026 Warrant”) to purchase an aggregate of up to 11,395,256 shares of Common Stock. The August 2026 Warrant has an exercise price of $0.64 per share, is immediately exercisable following stockholder approval and will expire five years from the date of such stockholder approval. Because the issuance of all 5,697,628 shares underlying the August Existing Warrants at one time would have caused the August Holder to exceed the beneficial ownership limitation contained in those warrants, 857,000 of those shares are held in abeyance and will be issued, without payment of any additional consideration to the Company, as and when the August Holder may receive them consistent with that limitation. The Company engaged AGP to act as its financial advisor in connection with the transaction. The total net proceeds of the transaction, after deducting AGP’s fees and expenses and other offering expenses, were approximately $3,341,000.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS AND OFFICERS

Based solely upon information made available to us, the following table sets forth information with respect to the beneficial ownership of our Common Stock as of                       , 2026 by (i) each principal stockholder, (ii) each director; (iii) each of the executive officers named in the summary compensation table; and (iv) all executive officers and directors as a group. Other than the principal stockholders named below we do not know of any person who beneficially owns more than 5% of our Common Stock as of                       , 2026. Except as otherwise indicated in footnotes to this table or, where applicable, to the extent authority is shared by spouses under community property laws, to our knowledge, the holders listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Directors and Executive Officers: (2)
David A. Dodd (3)	6,076	*
Robert T. McNally (4)	1,134	—
Steven Brown	—	—
Tyler O’Brien	—	—
Manpreet Uppal	—	—
All executive officers and directors as a group (9 persons)	11,335	*

* Less than 1%

(1)

This table is based upon information supplied by officers and directors, and with respect to principal stockholders, any Schedules 13D and 13G filed with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC. Applicable percentage ownership is based on 12,209,871 shares of Common Stock outstanding as of                       , 2026. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days after                       , 2026 (subject to specified limits), at any time at the option of the holder, are deemed outstanding.

(2)	Except as otherwise indicated, the business address of each director and executive officer listed is c/o GeoVax Labs, Inc., 1955 Lake Park Drive, Suite 300, Smyrna, Georgia 30080.
(3)	Includes 1,467 shares of Common Stock and stock options to purchase 4,609 shares of Common Stock.
(4)	Includes 144 shares of Common Stock and stock options to purchase 990 shares of Common Stock.

DESCRIPTION OF SECURITIES WE ARE OFFERING

We are offering                         Shares, or Pre-Funded Warrants in lieu thereof, at an assumed public offering price of $             per Share and $                   per Pre-Funded Warrant. For each Pre-Funded Warrant we sell, the number of Shares we are offering will be decreased on a one-for-one basis. We are also registering the shares of our Common Stock issuable from time to time upon exercise of the Pre-Funded Warrants offered hereby.

Capital Stock

The following description of our capital stock is summarized from, and qualified in its entirety by reference to, our certificate of incorporation, as amended, including the certificates of designation, as amended, setting forth the terms of our preferred stock. This summary is not intended to give full effect to provisions of statutory or common law. We urge you to review the following documents because they, and not this summary, define the rights of a holder of shares of common stock and preferred stock:

●	the General Corporation Law of the State of Delaware, or the “DGCL”, as it may be amended from time to time;
●	our certificate of incorporation, as it may be amended or restated from time to time; and
●	our bylaws, as they may be amended or restated from time to time.

General

As of the date of this prospectus, our authorized capital stock currently consists of 160,000,000 shares, which are divided into two classes consisting of 150,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

As of                       , 2026, there were 12,209,871 shares of Common Stock outstanding and no shares of preferred stock outstanding. That number does not include 857,000 shares of Common Stock held in abeyance in connection with the August 2026 Warrant Inducement, which will be issued without payment of any additional consideration to us as and when the holder may receive them consistent with the beneficial ownership limitation in its existing warrants. As of                       , 2026, we also had outstanding common warrants to purchase 14,239,319 shares of Common Stock with a weighted average exercise price of $0.92 per share, which include the August 2026 Warrant to purchase up to 11,395,256 shares of Common Stock at an exercise price of $0.64 per share, exercisable only following stockholder approval. An additional 331,342 shares of Common Stock are reserved for issuance under our Stock Incentive Plans, of which 310,179 shares of Common Stock are issuable upon exercise of outstanding options at an average exercise price of $20.82 per share.

Common Stock

Our Common Stock is listed and traded on Nasdaq under the symbol “GOVX.” Holders of our Common Stock are entitled to one vote for each share held in the election of directors and in all other matters to be voted on by the stockholders. There is no cumulative voting in the election of directors. Holders of Common Stock are entitled to receive dividends as may be declared from time to time by our Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are to share in all assets remaining after the payment of liabilities. Holders of Common Stock have no pre-emptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights of the holders of the Common Stock are subject to any rights that may be fixed in the future for holders of preferred stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

The transfer agent and registrar for our Common Stock is Equiniti Trust Company, LLC, 48 Wall Street, Floor 23, New York, NY 10005, telephone 800-937-5449.

Undesignated Preferred Stock

Our Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series and fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders. For example, the Board of Directors is authorized to issue preferred stock that would have the right to vote, separately or with any other stockholder of preferred stock, on any proposed amendment to our certificate of incorporation, or on any other proposed corporate action, including business combinations and other transactions.

We will not offer preferred stock unless the offering is approved by a majority of our independent directors. The independent directors will have access, at our expense, to our counsel or independent counsel.

Pre-Funded Warrants

The following summary of certain terms and conditions of the Pre-Funded Warrants is not complete and is subject to, and qualified in its entirety by, the provisions of the Pre-Funded Warrant, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of Pre-Funded Warrant for a complete description of the terms and conditions of the Pre-Funded Warrants.

General

The term “pre-funded” refers to the fact that the purchase price of the Pre-Funded Warrants in this offering includes almost the entire exercise price that will be paid under the Pre-Funded Warrants, except for a nominal remaining exercise price of $0.001. The purpose of the Pre-Funded Warrants is to enable investors that may have restrictions on their ability to beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding Common Stock following the consummation of this offering the opportunity to invest capital into the Company without triggering their ownership restrictions, by receiving Pre-Funded Warrants in lieu of Shares which would result in such ownership of more than 4.99% (or, at the election of the holder, 9.99%), and receiving the ability to exercise their option to purchase the shares underlying the Pre-Funded Warrants at a nominal price at a later date.

Form

The Pre-Funded Warrants will be issued as individual warrant agreements to the investors. You should review the form of Pre-Funded Warrant, filed as an exhibit to the registration statement of which this prospectus forms a part, for a complete description of the terms and conditions applicable to the Pre-Funded Warrants.

Exercisability

The Pre-Funded Warrants are exercisable at any time after their original issuance. The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full in immediately available funds for the number of shares of our Common Stock purchased upon such exercise (except in the case of a cashless exercise as described below). A holder (together with its affiliates) may not exercise any portion of the Pre-Funded Warrant to the extent that the holder would own more than 4.99% (or, at the election of the holder, 9.99%) of the outstanding Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Pre-Funded Warrants up to 9.99% of the number of shares of our Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants. Purchasers of Pre-Funded Warrants in this offering may also elect prior to the issuance of the Pre-Funded Warrants to have the initial exercise limitation set at 9.99% of our outstanding Common Stock. No fractional shares of Common Stock will be issued in connection with the exercise of a Pre-Funded Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Duration and Exercise Price

The exercise price per whole share of our Common Stock purchasable upon the exercise of the Pre-Funded Warrants is $0.001 per share of Common Stock. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until the pre-funded warrants are exercised in full. The exercise price of the Pre-Funded Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Cashless Exercise

If, at any time after the issuance of the Pre-Funded Warrants, the holder exercises its Pre-Funded Warrants and a registration statement registering the issuance of the shares of Common Stock underlying the Pre-Funded Warrants under the Securities Act is not then effective or available (or a prospectus is not available for the resale of shares of Common Stock underlying the Pre-Funded Warrants), then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder shall instead receive upon such exercise (either in whole or in part) only the net number of shares of Common Stock determined according to a formula set forth in the Pre-Funded Warrants. Notwithstanding anything to the contrary, in the event we do not have or maintain an effective registration statement, there are no circumstances that would require us to make any cash payments or net cash settle the Pre-Funded Warrants to the holders.

Transferability

Subject to applicable laws, the Pre-Funded Warrants may be offered for sale, sold, transferred or assigned at the option of the holder upon surrender of the Pre-Funded Warrant to us together with the appropriate instruments of transfer.

Exchange Listing

There is no established trading market for the Pre-Funded Warrants and we do not plan on applying to list the Pre-Funded Warrants on Nasdaq or any other national securities exchange or any other nationally recognized trading system.

Fundamental Transactions

In the event of a fundamental transaction, as described in the Pre-Funded Warrants and generally including any reorganization, recapitalization or reclassification of our Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Common Stock, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the Pre-Funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the Pre-Funded Warrants.

Rights as a Stockholder

Except by virtue of such holder’s ownership of shares of our Common Stock, the holder of a Pre-Funded Warrant does not have the rights or privileges of a holder of our Common Stock, including any voting rights, until the holder exercises the Pre-Funded Warrant.

Board Designation Rights Under the Revolving Loan Agreement

Under the Revolving Loan Agreement, until the loans are repaid in full or the Lender Board Nominees have resigned, we have agreed, without the Lender’s consent, not to propose or solicit proxies for the removal of any Lender Board Nominee, to nominate and recommend the Lender Board Nominees for election at each meeting of stockholders at which directors are elected, and not to increase the size of our Board of Directors or reconstitute its committees in a manner that would reduce the Lender Board Nominees’ proportionate representation. These provisions, together with events of default triggered by a change of control or fundamental transaction unless the loans are repaid, could make it more difficult for a third party to acquire us or for our stockholders to change the composition of our Board of Directors. See “Prospectus Summary—Recent Developments—Revolving Loan Agreement.”

Delaware Anti-Takeover Law

We have elected not to be subject to certain provisions of Delaware law that could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors.

In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	the transaction is approved by the corporation’s board of directors prior to the date the interested stockholder obtained interested stockholder status;
●

upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●

on or subsequent to the date the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years, did own, 15% or more of a corporation’s voting stock.

Section 203 applies to Delaware corporations that have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders; provided, however, the restrictions of this statute will not apply to a corporation if:

●	the corporation’s original charter contains a provision expressly electing not to be governed by the statute;
●	the corporation’s board of directors adopts an amendment to the corporation’s bylaws within 90 days of the effective date of the statute expressly electing not to be governed by it;
●

the stockholders of the corporation adopt an amendment to its charter or bylaws expressly electing not to be governed by the statute (so long as such amendment is approved by the affirmative vote of a majority of the shares entitled to vote);

●

a stockholder becomes an interested stockholder inadvertently and as soon as practicable divests himself of ownership of a sufficient number of shares so that he ceases to be an interested stockholder, and during the three-year period immediately prior to a business combination, would not have been an interested stockholder but for the inadvertent acquisition;

●

the business combination is proposed prior to the consummation or abandonment of a merger or consolidation, a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the corporation or a proposed tender or exchange offer for 50% or more of the outstanding voting shares of the corporation; or

●	the business combination is with an interested stockholder who became an interested stockholder at a time when the restrictions contained in the statutes did not apply.

Our certificate of incorporation includes a provision electing not to be governed by Section 203 of the DGCL. Accordingly, our board of directors does not have the power to reject certain business combinations with interested stockholders based on Section 203 of the DGCL.

Indemnification

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our bylaws provide that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Our bylaws also provide that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Under our bylaws, expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as we deem appropriate.

The indemnification and advancement of expenses provided by our bylaws is not exclusive, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Our bylaws also provide that we may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under our bylaws. The Company maintains an insurance policy providing for indemnification of its officers, directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

In October 2006, GeoVax and our subsidiary, GeoVax, Inc. entered into indemnification agreements with Messrs. McNally, Reynolds, Kollintzas and Spencer. Pursuant to these agreements, we have agreed to hold harmless and indemnify these directors and officers to the full extent authorized or permitted by applicable Illinois and Georgia law against certain expenses and other liabilities actually and reasonably incurred by these individuals in connection with certain proceedings if they acted in a manner they believed in good faith to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe that such conduct was unlawful. The agreements also provide for the advancement of expenses to these individuals subject to specified conditions. Under these agreements, we will not indemnify these individuals for expenses or other amounts for which applicable Illinois and Georgia law prohibit indemnification. The obligations under these agreements continue during the period in which these individuals are our directors or officers and continue thereafter so long as these individuals shall be subject to any proceeding by reason of their service to the Company, whether or not they are serving in any such capacity at the time the liability or expense incurred for which indemnification can be provided under the agreements.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In the event that a claims for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Shares of our Common Stock and the Pre-Funded Warrants offered by this prospectus, and the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (collectively, the “Securities”). It does not purport to be a complete analysis of all potential tax effects. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date of this prospectus. These authorities may change or be subject to differing interpretations, possibly with retroactive effect, in a manner that could adversely affect a holder of the Securities. We have not sought and will not seek any ruling from the IRS regarding the matters discussed below, and there can be no assurance that the IRS or a court will not take a position contrary to that discussed below.

This discussion is limited to holders that acquire the Securities in this offering and hold the Securities as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to a holder’s particular circumstances, including the alternative minimum tax or the Medicare contribution tax on net investment income. It does not address any state, local or non-U.S. tax laws, or any U.S. federal tax laws other than income tax laws (such as estate or gift tax laws), except as expressly described below under “—Tax Considerations Applicable to Non-U.S. Holders—U.S. Federal Estate Tax.” In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;
•	persons holding the Securities as part of a hedge, straddle or other risk reduction strategy, or as part of a conversion transaction or other integrated investment;
•	banks, insurance companies and other financial institutions;
•	regulated investment companies and real estate investment trusts;
•	brokers, dealers or traders in securities, and traders that elect mark-to-market accounting;
•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	partnerships or other entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes, and investors therein;
•	tax-exempt organizations, governmental organizations and tax-qualified retirement plans;
•	persons deemed to sell the Securities under the constructive sale provisions of the Code;
•	persons who acquired the Securities as compensation for services;
•	U.S. holders whose functional currency is not the U.S. dollar;
•

persons subject to special tax accounting rules because an item of gross income with respect to the Securities is taken into account in an “applicable financial statement” (as defined in Section 451(b) of the Code);

•	persons that own, or are deemed to own, more than 5% of our Common Stock (except to the extent specifically set forth below); and
•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of whose interests are held by qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the Securities, the tax treatment of a partner will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding the Securities, and partners in such partnerships, should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE SECURITIES ARISING UNDER U.S. FEDERAL ESTATE OR GIFT TAX LAWS, THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION, OR ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Securities that, for U.S. federal income tax purposes, is or is treated as: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust that (A) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (B) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. A “Non-U.S. Holder” is a beneficial owner of the Securities that is neither a U.S. Holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

Treatment of Pre-Funded Warrants

Although it is not entirely free from doubt, because the exercise price of each Pre-Funded Warrant is a nominal $0.001 per share, the Pre-Funded Warrants are immediately exercisable, and the Pre-Funded Warrants do not expire, we believe that a Pre-Funded Warrant should be treated as a share of our Common Stock for U.S. federal income tax purposes, and a holder of Pre-Funded Warrants should generally be taxed in the same manner as a holder of Common Stock, as described below. Accordingly, a holder should not recognize gain or loss upon the exercise of a Pre-Funded Warrant for cash (other than with respect to any cash received in lieu of a fractional share, as described below). Upon such exercise, the holding period of the Pre-Funded Warrant should carry over to the share of Common Stock received, and the holder’s tax basis in the share of Common Stock received should equal the holder’s tax basis in the Pre-Funded Warrant, increased by the $0.001 per share exercise price paid.

This characterization is not binding on the IRS, and the IRS may treat the Pre-Funded Warrants as warrants to acquire our Common Stock. In that case, the amount and character of a holder’s gain or loss on, and the holding period and tax basis of, the Pre-Funded Warrants and the shares received upon exercise could differ from those described below. The balance of this discussion assumes that the characterization described above is respected for U.S. federal income tax purposes. Holders should consult their tax advisors regarding the risks of acquiring Pre-Funded Warrants in this offering, including potential alternative characterizations.

Cashless Exercise. Under the terms of the Pre-Funded Warrants, a holder may exercise a Pre-Funded Warrant on a cashless (net-share) basis only if, at the time of exercise, a registration statement registering the issuance of the underlying shares of Common Stock under the Securities Act is not effective or available (or a prospectus is not available for the resale of those shares). The U.S. federal income tax treatment of a cashless exercise of a Pre-Funded Warrant is not clear. Consistent with the treatment of the Pre-Funded Warrants as shares of our Common Stock, we believe a cashless exercise generally should not be a taxable event, either because it is not a realization event or because it qualifies as a tax-free recapitalization. In that case, a holder’s holding period in the shares received should include its holding period in the exercised Pre-Funded Warrant, and its aggregate tax basis in the shares received should equal its tax basis in the exercised Pre-Funded Warrant. It is possible, however, that a cashless exercise could be treated in part as a taxable exchange, in which case a holder could recognize gain or loss on the portion of the Pre-Funded Warrant deemed surrendered to pay the exercise price. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of a cashless exercise.

Fractional Shares. No fractional shares will be issued on exercise of a Pre-Funded Warrant. A holder that receives cash in lieu of a fractional share generally should be treated as having received the fractional share and then as having sold it for that cash in a taxable disposition, as described below under “—Tax Considerations Applicable to U.S. Holders—Sale, Exchange or Other Taxable Disposition” and “—Tax Considerations Applicable to Non-U.S. Holders—Sale, Exchange or Other Taxable Disposition.”

Tax Considerations Applicable to U.S. Holders

Acquisition and Holding of Common Stock and Pre-Funded Warrants. A U.S. Holder generally will not recognize income, gain or loss upon the purchase of Common Stock or Pre-Funded Warrants in this offering. A U.S. Holder’s initial tax basis in a share of Common Stock or a Pre-Funded Warrant will generally equal the price paid for it, and its holding period will begin on the day after the date of purchase.

Distributions. We have never paid cash dividends on our Common Stock and do not anticipate paying cash dividends in the foreseeable future. See “Dividend Policy.” If we make distributions of cash or other property (other than certain pro rata distributions of our stock) on our Common Stock, or are treated as making a distribution on the Pre-Funded Warrants, the distributions generally will be dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts exceeding our current and accumulated earnings and profits will first be a tax-free return of capital, reducing (but not below zero) the U.S. Holder’s adjusted tax basis in its Common Stock or Pre-Funded Warrants, and any remaining excess will be capital gain treated as described below under “—Sale, Exchange or Other Taxable Disposition.” Subject to applicable limitations, dividends received by a corporate U.S. Holder may be eligible for the dividends-received deduction. Dividends received by non-corporate U.S. Holders, including individuals, generally will be “qualified dividend income” taxed at the preferential rates for long-term capital gains if certain holding period and other requirements are met.

Constructive Distributions; Adjustments to the Pre-Funded Warrants. The number of shares issuable on exercise of the Pre-Funded Warrants and their exercise price are subject to adjustment in certain circumstances, including stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Stock, and certain distributions of assets, including cash, stock or other property, to our stockholders. Under Section 305(c) of the Code and the Treasury Regulations thereunder, an adjustment (or failure to make an adjustment) that increases a U.S. Holder’s proportionate interest in our assets or earnings and profits may, in certain circumstances, be treated as a constructive distribution to the U.S. Holder, even though the U.S. Holder receives no cash or other property. Adjustments made under a bona fide reasonable adjustment formula that prevents dilution of the holders’ interests generally should not be treated as constructive distributions. For example, a proportionate adjustment to the number of shares issuable on exercise and to the exercise price as a result of a reverse stock split generally should not result in a constructive distribution. Adjustments made to compensate holders for taxable distributions of cash or other property to our stockholders, however, may result in constructive distributions. Any constructive distribution would be taxable as described above under “—Distributions.” It is unclear whether a constructive dividend would be eligible for the preferential rates for qualified dividend income or for the dividends-received deduction. A U.S. Holder’s adjusted tax basis in its Pre-Funded Warrants generally will increase by the amount of any constructive distribution treated as a dividend.

The IRS has proposed Treasury Regulations on the amount and timing of deemed distributions, the obligations of withholding agents, and the filing and notice obligations of issuers. If adopted as proposed, they would generally provide that (i) the amount of a deemed distribution is the excess of the fair market value of the right to acquire stock immediately after the adjustment over the fair market value of that right (after the adjustment) without the adjustment, (ii) the deemed distribution occurs at the earlier of the date the adjustment occurs under the terms of the instrument and the date of the actual distribution of cash or property that gives rise to it, (iii) subject to limited exceptions, a withholding agent must impose any applicable withholding on deemed distributions and, if there is no associated cash payment, may withhold the required amounts from, or set them off against, other payments or assets of the holder, and (iv) we must report the amount of any deemed distribution on our website or to the IRS and to all holders, including holders otherwise exempt from reporting. U.S. Holders should consult their tax advisors regarding adjustments to the Pre-Funded Warrants.

Exercise of Pre-Funded Warrants. As described above under “—Treatment of Pre-Funded Warrants,” a U.S. Holder should not recognize gain or loss on exercising a Pre-Funded Warrant for cash. The holding period of the shares received should include the holding period of the Pre-Funded Warrant, and the tax basis of the shares received should equal the U.S. Holder’s tax basis in the Pre-Funded Warrant plus the $0.001 per share exercise price. For a cashless exercise, see “—Treatment of Pre-Funded Warrants—Cashless Exercise.”

Sale, Exchange or Other Taxable Disposition. On a sale, exchange or other taxable disposition of Common Stock or Pre-Funded Warrants (including cash received in lieu of a fractional share), a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the cash and the fair market value of any property received and (ii) its adjusted tax basis in the Common Stock or Pre-Funded Warrants disposed of. The gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the Common Stock or Pre-Funded Warrants (including, for shares received on exercise, the holding period of the exercised Pre-Funded Warrant) is more than one year at the time of disposition. Long-term capital gains of non-corporate U.S. Holders, including individuals, are generally taxed at preferential rates. Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Information reporting generally will apply to dividends (including constructive dividends) paid on, and proceeds from a sale or other taxable disposition of, the Securities paid to a U.S. Holder, unless the U.S. Holder is an exempt recipient, such as a corporation. Backup withholding, currently at a rate of 24%, will apply to those payments if the U.S. Holder fails to provide a correct taxpayer identification number or a certification of exempt status, has been notified by the IRS that it is subject to backup withholding, or otherwise fails to comply with applicable requirements. Backup withholding is not an additional tax. Amounts withheld may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Tax Considerations Applicable to Non-U.S. Holders

Distributions. As described above under “—Tax Considerations Applicable to U.S. Holders—Distributions,” we do not anticipate paying cash dividends. Distributions on our Common Stock (and any distributions treated as made on the Pre-Funded Warrants) will be dividends to the extent paid from our current or accumulated earnings and profits. Amounts not treated as dividends will first be a tax-free return of capital, reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its Common Stock or Pre-Funded Warrants (determined separately for each share or Pre-Funded Warrant), and any excess will be treated as gain described below under “—Sale, Exchange or Other Taxable Disposition.” Because we may not know at the time of a distribution how much of it is a dividend, we or the applicable withholding agent may treat the entire distribution as a dividend for withholding purposes.

Subject to the discussions below of effectively connected income, backup withholding and FATCA, dividends (including constructive dividends) paid to a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate of the gross amount, or a lower rate under an applicable income tax treaty if the Non-U.S. Holder provides a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying eligibility. A Non-U.S. Holder eligible for a reduced treaty rate that does not timely furnish the required documentation may obtain a refund of any excess withholding by timely filing a refund claim with the IRS.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a U.S. permanent establishment or fixed base) are exempt from the withholding tax described above if the Non-U.S. Holder furnishes a valid IRS Form W-8ECI. Such dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A corporate Non-U.S. Holder may also be subject to a branch profits tax at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits, as adjusted for certain items.

Constructive Distributions; Adjustments to the Pre-Funded Warrants. As described above under “—Tax Considerations Applicable to U.S. Holders—Constructive Distributions; Adjustments to the Pre-Funded Warrants,” an adjustment (or failure to make an adjustment) to the Pre-Funded Warrants could result in a constructive distribution to a Non-U.S. Holder, treated as described above under “—Distributions.” Any resulting withholding tax on a constructive dividend may be collected from other amounts payable or distributable to, or other assets of, the Non-U.S. Holder, including shares of Common Stock or sales proceeds. In addition, Treasury Regulations under Section 871(m) of the Code governing “dividend equivalents” may apply to the Pre-Funded Warrants. Under those regulations, an implicit or explicit payment under the Pre-Funded Warrants that references a dividend on our Common Stock could be taxable to a Non-U.S. Holder as described above under “—Distributions,” and subject to withholding whether or not there is an actual payment of cash or other property. Non-U.S. Holders should consult their tax advisors regarding adjustments to the Pre-Funded Warrants and the application of Section 871(m).

Exercise of Pre-Funded Warrants. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on exercising a Pre-Funded Warrant for cash. If a cashless exercise, or the receipt of cash in lieu of a fractional share, results in a taxable exchange as described above under “—Treatment of Pre-Funded Warrants,” the rules described below under “—Sale, Exchange or Other Taxable Disposition” would apply.

Sale, Exchange or Other Taxable Disposition. Subject to the discussions below of backup withholding and FATCA, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale, exchange or other taxable disposition of the Securities unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an applicable income tax treaty so requires, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); or

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Gain described in the first bullet point generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons, and a corporate Non-U.S. Holder may also be subject to a branch profits tax at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits, as adjusted for certain items. A Non-U.S. Holder described in the second bullet point will be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate) on the gain, which may be offset by certain U.S.-source capital losses of the Non-U.S. Holder, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns reporting those losses.

U.S. Federal Estate Tax. Common Stock owned (or treated as owned) by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and may therefore be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. Pre-Funded Warrants held by such an individual are expected to be treated the same way. Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of owning the Securities.

Information Reporting and Backup Withholding. Dividends (including constructive dividends) paid to a Non-U.S. Holder will not be subject to backup withholding if the applicable withholding agent does not have actual knowledge or reason to know that the holder is a United States person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. Information returns are, however, required to be filed with the IRS for any distributions (including constructive distributions) paid to a Non-U.S. Holder, whether or not they are dividends and whether or not any tax was withheld. Proceeds from a sale or other taxable disposition of the Securities within the United States or through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the withholding agent receives the certification described above and does not have actual knowledge or reason to know that the holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting. Copies of information returns filed with the IRS may also be made available, under an applicable treaty or agreement, to the tax authorities of the country in which the Non-U.S. Holder resides or is established. Backup withholding is not an additional tax. Amounts withheld may be refunded or credited against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts (FATCA). Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends (including constructive dividends) on the Securities paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies that it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information about each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption. If the payee is a foreign financial institution subject to the diligence and reporting requirements in clause (i), it must generally enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about those accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Although FATCA withholding would also have applied to gross proceeds from the sale or other disposition of the Securities, proposed Treasury Regulations eliminate FATCA withholding on gross proceeds entirely, and taxpayers may generally rely on them until final regulations are issued. Prospective investors should consult their tax advisors regarding the potential application of FATCA to their investment in the Securities.

THE PRECEDING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, HOLDING, EXERCISING AND DISPOSING OF THE SECURITIES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

E.F. Hutton & Co. (the “Underwriter”) is acting as sole book-running manager and sole underwriter of this offering. Subject to the terms and conditions of an underwriting agreement between us and the Underwriter, dated                       , 2026 (the “Underwriting Agreement”), we have agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from us,                        Shares and                        Pre-Funded Warrants at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

The Underwriting Agreement provides that the obligation of the Underwriter to purchase the Shares and Pre-Funded Warrants offered hereby is subject to the satisfaction of the conditions contained in the Underwriting Agreement, including, among others, the accuracy of the representations and warranties made by us, the absence of any material adverse change in our business and the receipt of certain legal opinions, certificates and letters from us, our counsel and our independent registered public accounting firm. The Underwriter is obligated to purchase all of the Shares and Pre-Funded Warrants offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement also provides that the Underwriter’s obligations may be terminated upon the occurrence of certain events, including, among others, a material adverse change in the financial markets or in our business, a suspension of trading in our Common Stock on Nasdaq, or a suspension or material limitation of trading generally on Nasdaq or the New York Stock Exchange.

The Underwriter proposes to offer the Shares and Pre-Funded Warrants directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                       per Share and $                       per Pre-Funded Warrant. After this offering, the public offering price and concession may be changed by the Underwriter. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the Underwriter as stated herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. The Underwriter has informed us that it does not intend to confirm sales to any accounts over which it exercises discretionary authority.

Over-Allotment Option

We have granted the Underwriter an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional                        Shares and/or Pre-Funded Warrants, representing 15% of the Shares and Pre-Funded Warrants sold in this offering, at the public offering price per Share or per Pre-Funded Warrant, as applicable, less the underwriting discount, solely to cover over-allotments, if any. If the Underwriter exercises this option in whole or in part, it will be obligated, subject to the conditions in the Underwriting Agreement, to purchase the additional securities in respect of which the option is exercised.

Underwriting Discount and Expenses

The following table shows the public offering price, underwriting discount and proceeds to us, before expenses, assuming both no exercise and full exercise of the Underwriter’s over-allotment option. The underwriting discount is 4.0% of the gross proceeds of this offering.

	Per Share	Per Pre- Funded Warrant	Total Without Over- Allotment Option	Total With Over- Allotment Option
Public offering price	$	$	$	$
Underwriting discount (4.0%)	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We have also agreed to pay the Underwriter a non-accountable expense allowance equal to 1.0% of the gross proceeds of this offering, and to reimburse the Underwriter for the reasonable and documented fees and expenses of its legal counsel in an amount not to exceed $80,000. We have paid the Underwriter an advance of $20,000 upon execution of our engagement letter, which will be applied against the accountable expenses payable by us to the Underwriter in connection with this offering; any portion of the advance not actually incurred will be returned to us in accordance with FINRA Rule 5110(g)(4)(A). We estimate that the total expenses of this offering payable by us, excluding the underwriting discount, the non-accountable expense allowance and the reimbursement of the Underwriter’s legal fees, will be approximately $                      .

Tail Financing

Under our engagement letter with the Underwriter, if, within six months following the termination or expiration of the Underwriter’s engagement, we consummate a financing with, or enter into an agreement providing for a financing with, any investor contacted or introduced by the Underwriter during the term of its engagement, the Underwriter will be entitled to receive the underwriting discount and non-accountable expense allowance described above with respect to that financing, regardless of whether the Underwriter participated in procuring or negotiating the financing. Subject to FINRA Rule 5110(g)(5)(B), we may terminate the engagement for cause, in which case no tail fee will be payable.

Lock-Up Agreements

Each of our directors and executive officers, including the Lender Board Nominees, has agreed, subject to certain customary exceptions, not to, without the prior written consent of the Underwriter, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, or make any demand for or exercise any right with respect to the registration of any such securities, for a period of 90 days following the date of this prospectus (the “Lock-Up Period”).

We have agreed in the Underwriting Agreement that, during the Lock-Up Period, we will not, without the prior written consent of the Underwriter, (i) offer, sell, issue or otherwise dispose of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, other than a registration statement on Form S-8, or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock, in each case subject to customary exceptions, including the issuance of securities in this offering, the issuance of shares upon the exercise of outstanding options and warrants (including the August 2026 Warrant and the shares held in abeyance in connection with the August 2026 Warrant Inducement) and the grant of awards under our stock incentive plans. In addition, for a period of                        months following the date of this prospectus, we have agreed not to effect or enter into an agreement to effect any issuance of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock involving a variable rate transaction, as defined in the Underwriting Agreement, without the consent of the Underwriter.

Determination of Offering Price

The public offering price of the Shares and Pre-Funded Warrants will be determined through negotiations between us and the Underwriter. Among the factors to be considered in determining the public offering price are the last reported sale price of our Common Stock on Nasdaq prior to pricing, our historical performance and capital structure, prevailing market conditions, estimates of our business potential and earnings prospects, an overall assessment of our management and the consideration of these factors in relation to the market valuation of companies in related businesses. The public offering price may be at a discount to the market price of our Common Stock.

Indemnification and Contribution

We have agreed to indemnify the Underwriter and its affiliates and controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriter may be required to make in respect of those liabilities.

Stabilization, Short Positions and Penalty Bids

In connection with this offering, the Underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
●

Over-allotment transactions involve sales by the Underwriter of securities in excess of the number of securities the Underwriter is obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the Underwriter is not greater than the number of securities that it may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The Underwriter may close out any short position by either exercising its over-allotment option and/or purchasing securities in the open market.

●

Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the Underwriter will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which it may purchase securities through the over-allotment option. A naked short position occurs if the Underwriter sells more securities than could be covered by the over-allotment option, and is more likely to be created if the Underwriter is concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

●

Penalty bids permit the Underwriter to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a stabilizing or syndicate covering transaction to cover short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Common Stock or preventing or retarding a decline in the market price of our Common Stock. As a result, the price of our Common Stock may be higher than the price that might otherwise exist in the open market. Neither we nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Common Stock. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the Underwriter and selling group members may engage in passive market making transactions in our Common Stock on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of Common Stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the Underwriter or by its affiliates. Other than the prospectus in electronic format, the information on the Underwriter’s websites and any information contained in any other website maintained by the Underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the Underwriter in its capacity as underwriter, and should not be relied upon by investors.

Listing

Our Common Stock is listed on The Nasdaq Capital Market under the symbol “GOVX.” See “Risk Factors—Risks Related to Our Securities” for a description of the pending Nasdaq delisting proceedings relating to our Common Stock. We do not intend to apply for the listing of the Pre-Funded Warrants on any national securities exchange or other trading market.

Other Relationships

The Underwriter and its affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. From time to time, the Underwriter and its affiliates may provide investment banking and other financial services to us for which they may receive customary fees and commissions. Except as described in this prospectus, we have no present arrangements with the Underwriter for any further services. In the ordinary course of their various business activities, the Underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and instruments of ours.

Neither the Underwriter nor any of its affiliates or associated persons is a party to, has any interest in, or has received or will receive any fee or other compensation in connection with, the Revolving Loan Agreement, the Lender or the designation of the Lender Board Nominees, and we do not intend to use any of the net proceeds of this offering to repay amounts under the Revolving Loan Agreement

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the Underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The foregoing does not purport to be a complete statement of the terms and conditions of the Underwriting Agreement. A copy of the form of Underwriting Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

LEGAL MATTERS

The validity of the Shares, the Pre-Funded Warrants and the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants offered hereby will be passed upon for us by Womble Bond Dickinson (US) LLP. Certain legal matters in connection with this offering will be passed upon for the Underwriter by Zarif Law Group P.C., Asbury Park, New Jersey.

EXPERTS

Our consolidated financial statements as of and for the years ended December 31, 2025 and 2024 included in this prospectus and elsewhere in the registration statement have been audited by Wipfli LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, under the Securities Act, a registration statement on Form S-1 relating to the securities offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and the securities we are offering by this prospectus you should refer to the registration statement, including the exhibits and schedules thereto. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is http://www.sec.gov.

We file periodic reports, proxy statements and other information with the SEC in accordance with requirements of the Exchange Act. These periodic reports, proxy statements and other information are available at the SEC’s website address referred to above or at our website at http://geovax.com. In addition, we will provide to each person, including any beneficial owners, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement but not delivered with the prospectus. We will provide these reports or documents upon written or oral request at no cost to the requester. You should direct any written or oral request to us at the following address:

GeoVax Labs, Inc.

1955 Lake Park Drive, Suite 300

Smyrna, Georgia 30080

Tel: (678) 384-7220

Attention: Mark W. Reynolds, Chief Financial Officer

Information contained on our website is not a prospectus and does not constitute a part of this prospectus.

All documents (other than information that is deemed to be “furnished” and not “filed” in accordance with SEC rules, including, without limitation, information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8‑K and any corresponding exhibit furnished under Item 9.01) that we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the effective date of this registration statement and prior to the termination of this offering will be deemed to be incorporated by reference in, and to be a part of, this prospectus from the date of filing of such documents. Any statement contained in this prospectus or in any document incorporated by reference will be deemed to be modified or superseded to the extent that a statement contained in any subsequently filed document that is incorporated by reference modifies or supersedes such statement. You may obtain copies of the documents incorporated by reference as described above.

You should rely only on the information contained in or incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

GEOVAX LABS, INC.

7000 Central Parkway NE Suite 1000 Atlanta, GA 30328	404 588 4200 wipfli.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of GeoVax Labs, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of GeoVax Labs, Inc. and subsidiary (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended and the related notes to the consolidated financial statements and schedule (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company expects to continue to generate operating losses in the foreseeable future and will require additional funding to continue its research and development activities. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

"Wipfli" is the brand name under which Wipfli LLP and Wipfli Advisory LLC and its respective subsidiary entities provide professional services. Wipfli LLP and Wipfli Advisory LLC (and its respective subsidiary entities) practice in an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable law, regulations, and professional standards. Wipfli LLP is a licensed independent CPA firm that provides attest services to its clients, and Wipfli Advisory LLC provides tax and business consulting services to its clients. Wipfli Advisory LLC and its subsidiary entities are not licensed CPA firms.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ WIPFLI LLP

We have served as the Company’s auditor since 2005.

Atlanta, Georgia

April 15, 2026

"Wipfli" is the brand name under which Wipfli LLP and Wipfli Advisory LLC and its respective subsidiary entities provide professional services. Wipfli LLP and Wipfli Advisory LLC (and its respective subsidiary entities) practice in an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable law, regulations, and professional standards. Wipfli LLP is a licensed independent CPA firm that provides attest services to its clients, and Wipfli Advisory LLC provides tax and business consulting services to its clients. Wipfli Advisory LLC and its subsidiary entities are not licensed CPA firms.

GEOVAX LABS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$3,085,741	$5,506,941
Government contract receivable	-	659,409
Prepaid expenses and other current assets	2,228,910	1,768,533
Total current assets	5,314,651	7,934,883
Property and equipment, net	108,830	149,974
Operating lease right-of-use assets	831,440	-
Other assets	86,947	71,010

Total assets	$6,341,868	$8,155,867

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$790,750	$1,849,760
Accrued expenses	882,816	1,257,572
Operating lease liability, current portion	263,135	-
Total current liabilities	1,936,701	3,107,332

Operating lease liability, net of current portion	580,035	-
Total liabilities	2,516,736	3,107,332

Commitments (Note 4)

Stockholders’ equity:
Common stock, $.001 par value:
Authorized shares – 150,000,000
Issued and outstanding shares – 1,732,147 and 421,475 at December 31, 2025 and 2024, respectively	1,732	421
Additional paid-in capital	154,644,252	134,404,195
Accumulated deficit	(150,820,852)	(129,356,081)
Total stockholders’ equity	3,825,132	5,048,535

Total liabilities and stockholders’ equity	$6,341,868	$8,155,867

See accompanying notes to consolidated financial statements.

GEOVAX LABS. INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2025	2024
Revenue from government contract	$2,489,145	$3,954,576

Operating expenses:
Research and development	18,121,519	23,713,602
General and administrative	6,006,673	5,385,254
Total operating expenses	24,128,192	29,098,856

Loss from operations	(21,639,047)	(25,144,280)

Other income (expense):
Interest income	174,276	173,359
Interest expense	-	(21,375)
Total other income (expense)	174,276	151,984

Net loss	$(21,464,771)	$(24,992,296)

Basic and diluted:
Net loss per common share	$(22.40)	$(120.46)
Weighted average shares outstanding	958,443	207,482

See accompanying notes to consolidated financial statements.

GEOVAX LABS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

					Total
	Common Stock		Additional	Accumulated	Stockholders’
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance at December 31, 2023	79,086	$79	$110,127,044	$(104,363,785)	$5,763,338
Sale of common stock and warrants for cash	195,561	196	21,398,187	-	21,398,383
Issuance of common stock upon warrant exercise	144,343	144	2,366,989	-	2,367,133
Issuance of common stock for services	268	-	37,500	-	37,500
Fractional share roundup following reverse split	2,217	2	(2)	-	-
Stock option expense	-	-	474,477	-	474,477
Net loss for the year ended December 31, 2024	-	-	-	(24,992,296)	(24,992,296)
Balance at December 31, 2024	421,475	$421	$134,404,195	$(129,356,081)	$5,048,535
Sale of common stock and warrants for cash	1,212,459	1,213	18,922,959	-	18,924,172
Issuance of common stock upon warrant exercises	93,005	93	156,116	-	156,209
Issuance of common stock for services	5,208	5	49,995	-	50,000
Stock option expense	-	-	1,110,987	-	1,110,987
Net loss for the year ended December 31, 2025	-	-	-	(21,464,771)	(21,464,771)
Balance at December 31, 2025	1,732,147	$1,732	$154,644,252	$(150,820,852)	$3,825,132

See accompanying notes to consolidated financial statements.

GEOVAX LABS. INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(21,464,771)	$(24,992,296)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	68,756	95,368
Stock-based compensation expense	1,115,154	528,644
Changes in assets and liabilities:
Government contract receivable	659,409	(659,409)
Prepaid expenses and other current assets	(414,544)	(352,047)
Other assets	27,623	1,116,778
Accounts payable and accrued expenses	(1,465,596)	(412,549)
Total adjustments	(9,198)	316,785
Net cash used in operating activities	(21,473,969)	(24,675,511)

Cash flows from investing activities:
Purchase of equipment	(27,612)	(20,653)
Net cash used in investing activities	(27,612)	(20,653)

Cash flows from financing activities:
Net proceeds from issuance of notes payable – related parties	-	135,000
Repayment of notes payable – related parties	-	(150,000)
Net proceeds from sale of common stock and warrants	18,924,172	21,398,383
Net proceeds from warrant exercises	156,209	2,367,133
Net cash provided by financing activities	19,080,381	23,750,516

Net decrease in cash and cash equivalents	(2,421,200)	(945,648)
Cash and cash equivalents at beginning of period	5,506,941	6,452,589

Cash and cash equivalents at end of period	$3,085,741	$5,506,941

Supplemental disclosure of non-cash financing activities:

During the year ended December 31, 2025, we recorded lease liabilities of approximately $875,000 arising from obtaining right of use assets.

See accompanying notes to consolidated financial statements.

GEOVAX LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2025 and 2024

1.         Nature of Business

GeoVax Labs, Inc., headquartered in the Atlanta, Georgia metropolitan area, is a clinical-stage biotechnology company incorporated under the laws of the State of Delaware. GeoVax Labs, Inc. and its wholly owned subsidiary, GeoVax, Inc., a Georgia corporation, are collectively referred to herein as “GeoVax” or the “Company”.

The Company is focused on developing immunotherapies and vaccines against infectious diseases and cancers using novel vector vaccine platforms. GeoVax’s lead clinical program is GEO-CM04S1, a multi-antigen, next-generation COVID-19 vaccine currently in three Phase 2 clinical trials, being evaluated as (i) a primary vaccine for immunocompromised patients such as those suffering from hematologic cancers and other patient populations for whom the current authorized COVID-19 vaccines are insufficient, (ii) a booster vaccine in patients with chronic lymphocytic leukemia (CLL), and (iii) a more robust, durable COVID-19 booster among healthy patients who previously received the mRNA vaccines. In oncology GeoVax’s lead clinical program is Gedeptin®, a novel oncolytic solid tumor gene-directed therapy which recently completed a multicenter Phase 1/2 clinical trial for advanced head and neck cancers. The Company is also developing GEO-MVA, a vaccine targeting Mpox and smallpox, which it anticipates progressing directly to a Phase 3 clinical evaluation.

2.         Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of GeoVax Labs, Inc. together with GeoVax, Inc. All intercompany transactions have been eliminated in consolidation.

Basis of Presentation and Going Concern

We are devoting substantially all of our present efforts to research and development of our vaccine and immunotherapy candidates and will require additional funding to continue our research and development activities. We believe that our existing cash resources will be sufficient to continue our planned operations into mid-second quarter of 2026. We plan to pursue additional capital resources through public or private equity or debt financing, government grants/contracts, arrangements with strategic partners, or from other sources. There can be no assurance that additional funding will be available on favorable terms or at all. These factors collectively raise substantial doubt about the Company’s ability to continue as a going concern. Management believes that we will be successful in securing the additional capital required to continue the Company’s planned operations, but that our plans do not fully alleviate the substantial doubt about the Company’s ability to operate as a going concern.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for the twelve-month period following the issue date of these financial statements. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

The accompanying consolidated financial statements, and all share and per share information contained herein, have been retroactively restated to reflect the reverse stock splits described in Note 5.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Our cash and cash equivalents consist primarily of bank deposits and money market accounts. The recorded values approximate fair market values due to the short maturities.

Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments that subject us to concentration of credit risk consist primarily of cash and cash equivalents, which are maintained by high credit quality financial institutions. The carrying values reported in the balance sheets for cash and cash equivalents approximate fair values.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to operations as incurred, while additions and improvements are capitalized. We calculate depreciation using the straight-line method over the estimated useful lives of the assets. We amortize leasehold improvements using the straight-line method over the term of the related lease.

Leases

We recognize leases in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 842, which requires lessees to classify leases as either financing or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. For our long-term operating leases, we recognize a right-of-use asset and a lease liability on our consolidated balance sheets. Right-of-use assets and operating lease liabilities are recognized based on the present value of lease payments over the lease term using an estimated rate of interest that we would pay to borrow equivalent funds on a collateralized basis at the lease commencement date. We recognize rent expense for operating leases on a straight-line basis over the lease term which is included in operating expenses in our consolidated statements of operations. Variable lease payments including lease operating expenses are recorded as incurred.

Impairment of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by such assets. If we consider such assets to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the expected future net cash flows from the assets.

Accrued Expenses

As part of the process of preparing our financial statements, we estimate expenses that we believe we have incurred, but have not yet been billed by our third-party vendors. This process involves identifying services and activities that have been performed by such vendors on our behalf and estimating the level to which they have been performed and the associated cost incurred for such service as of each balance sheet date.

Net Loss Per Share

Basic and diluted loss per common share are computed based on the weighted average number of common shares outstanding, including any common shares that may be issuable upon exercise of prefunded warrants. Additional potentially dilutive securities, which include stock options and stock purchase warrants, have been excluded from the computation of diluted net loss per share as the effect would be antidilutive. The securities that could potentially dilute basic earnings per share in the future and that have been excluded from the computation of diluted net loss per share totaled 3,920,464 and 278,056 shares at December 31, 2025 and 2024, respectively.

Revenue Recognition

We recognize revenue in accordance with FASB ASC Topic 606. The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

We have received payments from government entities under non-refundable grants and contracts in support of our vaccine development programs. We record revenue associated with these grants and contracts when the reimbursable costs are incurred and we have complied with all conditions necessary to receive the funds. From time to time, we may enter into collaborative research and development agreements for specific vaccine development approaches and/or disease indications whereby we receive third-party funding for preclinical research under certain of these arrangements. Each agreement is evaluated in accordance with the process defined by ASC Topic 606 and revenue is recognized accordingly.

Research and Development Expense

Research and development costs are charged to expense as incurred and consist of costs incurred in the discovery, development, testing and manufacturing of our product candidates. These expenses consist primarily of (i) salaries, benefits, and stock-based compensation for personnel, (ii) laboratory supplies and facility-related expenses to conduct development, (iii) fees paid to third-party service providers to perform, monitor and accumulate data related to our preclinical studies and clinical trials, (iv) costs related to sponsored research agreements, (v) costs to procure and manufacture materials used in clinical trials, and (vi) license fees and other expenses associated with technology license agreements.

We accrue estimated costs of research and development activities conducted by third-party service providers, which may include the conduct of preclinical studies and clinical trials, and contract manufacturing activities. When evaluating the adequacy of the accrued liabilities, we analyze progress of the studies or trials, including clinical trial participant enrollment, completion of events, invoices received and other events. Advance payments for research and development activities are deferred and included in prepaid expenses and other assets. The deferred amounts are expensed as the related goods are delivered or the services are performed.

Patent Costs

Our expenditures relating to obtaining and protecting patents are charged to expense when incurred and are included in general and administrative expense.

Period-to-Period Comparisons

Our operating results are expected to fluctuate for the foreseeable future. Therefore, period-to-period comparisons should not be relied upon as predictive of the results for future periods.

Income Taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance unless, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized.

Stock-Based Compensation

We account for stock-based transactions in which the Company receives services from employees, directors or others in exchange for equity instruments based on the fair value of the award at the grant date. Stock-based compensation cost for awards of common stock is estimated based on the price of the underlying common stock on the date of issuance. Stock-based compensation cost for stock options or warrants is estimated at the grant date based on each instrument’s fair value as calculated by the Black-Scholes option pricing model. We recognize stock-based compensation cost as expense ratably on a straight-line basis over the requisite service period for the award. See Note 6 for additional stock-based compensation information.

Segment Information

The Company conducts its business activities and reports financial results as a single operating segment, biotechnology research and development. Using the management approach, qualitative and quantitative criteria established by ASC Topic 280, the Company has determined it has a single reportable segment. The Chief Operating Decision Maker (CODM) makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results. The measurement of segment assets is reported on the balance sheet as total assets. The CODM assesses significant expenses such as personnel costs, clinical trials costs, and manufacturing costs for clinical supplies in deciding whether to invest corporate capital into the segment. The Company’s CODM is the CEO. The nature of business and accounting policies of the biotechnology research and development segment are the same as described in the nature of business and summary of significant accounting policies.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update (ASU) No. 2023-09, Improvements to Income Tax Disclosures. The ASU requires enhanced, disaggregated disclosures regarding rate reconciliation and income taxes paid. The Company adopted this standard effective January 1, 2025, using a prospective approach. The adoption of the ASU is reflected in Note 8 and did not have a material impact on our financial statements.

There have been no other recent accounting pronouncements or changes in accounting pronouncements which we expect to have a material impact on our financial statements, nor do we believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on our financial statements.

3.         Balance Sheet Components

Prepaid expenses and other current assets consist of the following as of December 31, 2025 and 2024:

	2025	2024
Prepaid clinical trial costs	$1,197,679	$1,524,813
Prepaid insurance premiums	165,067	220,675
Prepaid rent	16,000	13,045
Prepaid contract manufacturing costs	783,321	-
Other	66,843	10,000
Total prepaid expenses	$2,228,910	$1,768,533

Property and equipment consist of the following as of December 31, 2025 and 2024:

	2025	2024
Equipment and furnishings	$512,437	$795,411
Leasehold improvements	-	115,605
Total property and equipment	512,437	911,016
Accumulated depreciation and amortization	(403,607)	(761,042)
Total property and equipment, net	$108,830	$149,974

Depreciation expense was $68,756 and $80,368 during the years ended December 31, 2025 and 2024, respectively.

Other assets consist of the following as of December 31, 2025 and 2024:

	2025	2024
Prepaid technology license fees	$50,000	$60,000
Deposits	36,947	11,010
Total other assets	$86,947	$71,010

Accrued expenses consist of the following as of December 31, 2025 and 2024:

	2025	2024
Payroll-related liabilities	$181,584	$986,691
Accrued clinical trial costs	587,303	200,881
Other accrued expenses	113,929	70,000
Total accrued expenses	$882,816	$1,257,572

4.         Commitments

Operating Leases. During 2025, we leased combined office and laboratory space in the metropolitan Atlanta, Georgia area under an operating lease agreement which expired on December 31, 2025. In August and September 2025, we entered into new agreements for the lease of laboratory space and office space. Each of these agreements provided access to the respective spaces beginning November 1, 2025 for three-year terms, with periodic base rent adjustments throughout the terms. Total operating lease expense for the years ended December 31, 2025 and 2024 was $228,341 and $187,527, respectively.

Operating lease right-of-use assets and liabilities on the consolidated balance sheet represent the present value of the remaining lease payments over the remaining lease terms. Payments for additional fees to cover the Company's share of certain facility expenses are not included in operating lease right-of-use assets and liabilities. The Company uses its incremental borrowing rate to calculate the present value of its lease payments, as the implicit rates in the leases are not readily determinable. As of December 31, 2025, the weighted-average discount rate for our operating leases was 7.0% and the weighted-average remaining term of these leases was 2.8 years.

The following table summarizes the Company’s undiscounted cash payment obligations for its operating lease liabilities as of December 31, 2025:

Year Ending December 31,	Amount
2026	$313,884
2027	327,192
2028	282,211
Total remaining lease payments	923,287
Less: imputed interest	(80,117)
Total operating lease liability	843,170
Less: current portion	(263,135)
Total operating lease liability, net of current portion	$580,035

License Agreements. We have entered into license agreements for various technologies and patent rights associated with our product development activities. These agreements may contain provisions for upfront payments, milestone fees due upon the achievement of selected development and regulatory events, minimum annual royalties or other fees, and royalties based on future net sales. Due to the uncertainty of the achievement and timing of the contingent events requiring payment under these agreements, the amounts to be paid by us in the future are not determinable.

Other Commitments. In the normal course of business, we enter into various contracts and purchase commitments including those with contract research organizations (“CROs”) and contract manufacturing organizations (“CMOs”) for clinical trials services and production of materials for use in our clinical trials. Most contracts are generally cancellable, with notice, at the Company’s option. Payments due upon cancellation may consist of payments for services provided or expenses incurred to date, or cancellation penalties depending on the time of cancellation.

5.         Stockholders’ Equity

Reverse Stock Splits

On January 9, 2026, we effected a one-for-twenty-five reverse split of our common stock and on January 30, 2024, we effected a one-for-fifteen reverse split of our common stock. The accompanying consolidated financial statements, and all share and per share information contained herein, have been retroactively restated to reflect the reverse stock splits.

Common Stock Transactions

December 2025 Offering. On December 22, 2025, we closed a public offering of an aggregate of 529,796 units, consisting of (i) 529,796 shares of our common stock and (ii) warrants to purchase 1,059,596 shares of common stock at an initial exercise price of $6.125 per share. Net proceeds after deducting placement agent fees and other offering expenses were approximately $3.0 million. As a result of the January 2026 reverse stock split, the number of shares subject to the warrants increased to 2,273,763 and the exercise price was reduced to $2.8543 in accordance with provisions contained in the warrant agreement.

September 2025 Offering. On September 30, 2025, we closed a registered direct offering of 158,730 shares of common stock and in a concurrent private placement, we issued common warrants to the purchasers to purchase up to 476,196 shares of common stock at an initial exercise price of $15.75 per share. Net proceeds after deducting placement agent fees and other offering expenses were approximately $2.3 million. As a result of the January 2026 reverse stock split, the exercise price of the warrants was reduced to $2.8543 in accordance with provisions contained in the warrant agreement.

July 2025 Offering. On July 2, 2025, we closed a public offering of an aggregate of 369,400 units, consisting of (i) 369,400 shares of our common stock and (ii) warrants to purchase 738,800 shares of common stock at an initial exercise price of $16.25 per share. Net proceeds after deducting placement agent fees and other offering expenses were approximately $5.5 million. As a result of subsequent equity offerings during 2025, the exercise price of the warrants was reduced to $4.35 in accordance with provisions contained in the warrant agreement.

March 2025 Offering. On March 25, 2025, we closed a registered direct offering of 54,000 shares of common stock, pre-funded warrants to purchase an aggregate of 83,405 shares of common stock and warrants to purchase up to 137,405 shares of common stock at an exercise price of $32.75 per share. Net proceeds after deducting placement agent fees and other offering expenses were approximately $4.1 million. The pre-funded warrants were fully exercised during the second quarter of 2025.

August 2024 Offerings. On August 30, 2024, we closed a registered direct offering of 33,500 shares of common stock and pre-funded warrants to purchase an aggregate of 5,524 shares of common stock. In a concurrent private placement, we issued common warrants to the purchaser to purchase up to 39,025 shares of common stock at an initial exercise price of $125 per share. Net proceeds after deducting placement agent fees and other offering expenses were approximately $4.6 million. The pre-funded warrants were fully exercised during August 2024. As a result of subsequent equity offerings during 2025, the exercise price of the common warrants was reduced to $32.75.

On August 21, 2024, we closed a registered direct offering of 54,429 shares of common stock and pre-funded warrants to purchase an aggregate of 13,571 shares of common stock. In a concurrent private placement, we issued common warrants to the purchaser to purchase up to 68,000 shares of common stock at an initial exercise price of $125 per share. Net proceeds after deducting placement agent fees and other offering expenses were approximately $7.9 million. The pre-funded warrants were fully exercised during August 2024. As a result of subsequent equity offerings during 2025, the exercise price of the common warrants was reduced to $32.75.

July 2024 Offering. On July 12, 2024, we closed a registered direct offering of 18,345 shares of common stock and pre-funded warrants to purchase an aggregate of 25,055 shares of common stock. In a concurrent private placement, we issued common warrants to the purchaser to purchase up to 86,800 shares of common stock at an initial exercise price of $71.50 per share. Net proceeds after deducting placement agent fees and other offering expenses were approximately $2.8 million. The pre-funded warrants were fully exercised during July 2024. As a result of subsequent equity offerings during 2025, the exercise price of the common warrants was reduced to $14.29 in accordance with provisions contained in the warrant agreement.

May 2024 Offering. On May 21, 2024, we closed a registered direct offering of 8,800 shares of common stock and pre-funded warrants to purchase an aggregate of 23,314 shares of common stock. In a concurrent private placement, we issued common warrants to the purchaser to purchase up to 64,228 shares of common stock at an initial exercise price of $42 per share. Net proceeds after deducting placement agent fees and other offering expenses were approximately $1.2 million. The pre-funded warrants were fully exercised during June 2024. As a result of subsequent equity offerings during 2025, the exercise price of the common warrants was reduced to $8.22 in accordance with provisions contained in the warrant agreement.

ATM Program. On September 25, 2024, we entered into a sales agreement and established an “At-the-Market” continuous offering program (the “ATM Program”), pursuant to which the Company may, from time to time, offer and sell shares of its common stock through its sales agent. The Company’s common stock will be sold at prevailing market prices at the time of the sale and, as a result, prices will vary. The sales agent will be paid a 3% commission on each sale under the ATM Program. During 2024 we sold 80,487 shares of our common stock through the ATM Program for net proceeds of approximately $4.9 million. During 2025 we sold 100,533 shares of our common stock through the ATM Program for net proceeds of approximately $4.1 million.

Warrant Exercises

During July 2025, we issued 9,600 shares of our common stock upon the exercise of stock purchase warrants, with net cash proceeds to us of approximately $156,000.

During April, May and June 2025, we issued 83,405 shares of common stock upon the exercise of pre-funded warrants.

During August 2024, we issued (i) 19,095 shares of our common stock upon the exercise of pre-funded warrants; (ii) 136 shares of our common stock upon the cashless exercise of 160 stock purchase warrants, and (iii) 23,280 shares of our common stock upon the exercise of stock purchase warrants, with net cash proceeds to us of approximately $978,000.

During July 2024, we issued 25,055 shares of our common stock upon the exercise of pre-funded warrants.

During June 2024, we issued (i) 32,834 shares of our common stock upon the exercise of pre-funded warrants; (ii) 102 shares of our common stock upon the cashless exercise of 160 stock purchase warrants, and (iii) 33,080 shares of our common stock upon the exercise of stock purchase warrants, with net cash proceeds to us of approximately $1.4 million.

During February and March 2024, we issued 10,761 shares of our common stock upon the exercise of pre-funded warrants.

Other Common Stock Transactions – During 2025 and 2024 we issued 5,208 and 268 shares, respectively, of our common stock pursuant to consulting agreements (See Note 6). During January 2024 we issued 2,217 shares of our common stock for the roundup of fractional shares associated with the reverse stock split effected on January 30, 2024.

Common Stock Reserved for Future Issuance – Common stock reserved for future issuance consists of the following:

Shares
Stock warrants outstanding	3,874,885
Stock options outstanding	45,579
Stock options authorized for future grants	292,714
Total	4,213,178

Stock Options

We have stock-based incentive plans (the “Stock Incentive Plans”) pursuant to which our Board of Directors may grant stock options or other stock awards to our employees, directors and consultants. A total of 338,293 shares of our common stock are reserved for future issuance pursuant to the Stock Incentive Plans. The exercise price for any option granted may not be less than fair value (110% of fair value for ISO’s granted to certain employees). Options have a maximum ten-year term.

A summary of the Company’s stock option activity during 2025 is presented below.

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (yrs)	Aggregate Intrinsic Value
Outstanding at December 31, 2024	13,367	$317.75	8.6	$58,500
Granted	32,212	62.00
Exercised	-	-
Forfeited or expired	-	-
Outstanding at December 31, 2025	45,579	$137.20	8.6	$-
Exercisable at December 31, 2025	9,531	$423.93	7.2	$-

Stock Purchase Warrants

The following warrants were outstanding as of December 31, 2025:

Issue Date	Number of Shares*	Exercise Price*	Expiration
September 2021	268	$4,875.00	September 2026
May 2024	64,228	8.22	May 2029
July 2024	86,800	14.29	January 2030
August 2024	107,025	32.75	March 2030
March 2025	137,405	32.75	June 2030
July 2025	729,200	4.35	July 2030
September 2025	476,196	2.8543	November 2030
December 2025	2,273,763	2.8543	December 2030
Outstanding at December 31, 2025	3,874,885

* Reflects number of shares and exercise prices as adjusted for the January 2026 reverse stock split in accordance with terms contained within each respective warrant agreement.

6.         Stock-Based Compensation

Stock-based compensation expense related to stock options is recognized on a straight-line basis over the requisite service period for the award and is allocated to research and development expense or general and administrative expense based upon the classification of the individual to whom the award is granted. We also have issued shares of restricted common stock to consultants and recognize the related expense over the terms of the related agreements.

We use the Black-Scholes model for determining the grant date fair value of our stock option grants. This model utilizes certain information, such as the interest rate on a risk-free security with a term generally equivalent to the expected life of the option being valued and requires certain other assumptions, such as the expected amount of time an option will be outstanding until it is exercised or expired, to calculate the fair value of stock options granted. The significant assumptions we used in our fair value calculations for stock options were as follows:

	2025	2024
Weighted average risk-free interest rates	4.5%	3.8%
Expected dividend yield	0.0%	0.0%
Expected life of option (in years)	7.0	7.0
Expected volatility	179.3%	204.2%

The weighted-average grant date fair values of stock options granted during 2025 and 2024 were $61.05 and $55.39, respectively. As of December 31, 2025, there is $1,371,524 of unrecognized compensation expense that will be recognized over a weighted-average period of 2.0 years.

The following table summarizes our total stock-based compensation expense for employees, directors and consultants for the years ended December 31, 2025 and 2024:

	2025	2024
Stock options:
Research and development	$513,867	$222,202
General and administrative	597,120	252,275
Total stock option expense	1,110,987	474,477
Stock awards:
General and administrative	4,167	54,167
Total stock-based compensation expense	$1,115,154	$528,644

7.         Retirement Plan

We participate in a multi-employer defined contribution retirement plan (the “401k Plan”) administered by a third-party service provider, and the Company contributes to the 401k Plan on behalf of its employees based upon a matching formula. During the years ended December 31, 2025 and 2024 our contributions to the 401k Plan were $118,753 and $106,191, respectively.

8.         Income Taxes

At December 31, 2025, we have a consolidated federal net operating loss (“NOL”) carryforward of approximately $135.4 million available to offset against future taxable income of which approximately $25.7 million expires in varying amounts in 2026 through 2037. Additionally, we have approximately $6.7 million in research and development (“R&D”) tax credits that expire in 2026 through 2045 unless utilized earlier. No income taxes have been paid to date. Section 382 of the Internal Revenue Code contains provisions that may limit our utilization of our NOL and R&D tax credit carryforwards in any given year as a result of significant changes in ownership interests that have occurred in past periods or may occur in future periods.

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We have established a full valuation allowance equal to the amount of our net deferred tax assets due to uncertainties with respect to our ability to generate sufficient taxable income to realize these assets in the future. The table below presents significant components of our deferred tax assets and liabilities at December 31, 2025 and 2024.

	2025	2024
Deferred tax assets:
Net operating loss carryforward	$35,197,253	$30,374,640
Research and development tax credit carryforward	6,709,611	5,506,154
Stock-based compensation expense	965,107	676,250
Accrued expenses	47,212	256,540
Total deferred tax assets	42,919,183	36,813,584
Deferred tax liabilities
Depreciation	18,298	29,812
Net deferred tax assets	42,900,885	36,783,772
Valuation allowance	(42,900,885)	(36,783,772)
Net deferred tax asset after reduction for valuation allowance	$0	$0

A reconciliation of the U.S. federal income tax rate to the Company’s effective tax rate is as follows:

	2025	2024
U.S. federal statutory rate applied to pretax loss	21.0%	21.0%
State income tax (benefit)	4.0	4.0
Permanent differences	(0.0)	(0.0)
NOL carryforward expiration	(2.5)	(4.1)
R&D tax credits, net of expiration	5.7	6.5
Change in valuation allowance and other adjustments	(28.2)	(27.4)
Effective tax rate	0.0%	0.0%

9.         Revenue from Government Contract

In June 2024, GeoVax was awarded a contract through the Rapid Response Partnership Vehicle (RRPV) to advance the clinical development of GEO-CM04S1, the Company’s next-generation COVID-19 vaccine. The RRPV is a consortium funded by the Biomedical Advanced Research and Development Authority (BARDA), part of the Administration for Strategic Preparedness and Response (ASPR) in the U.S. Department of Health and Human Services (HHS). The award was formalized through an agreement with Advanced Technology International (ATI), the RRPV’s consortium management firm (the “ATI-RRPV Contract”). On April 11, 2025, we received notification from ATI directing the Company to immediately cease all work and indicating that BARDA determined to terminate the contract for convenience to the government pursuant to terms contained in the ATI-RRPV Contract.

During the years ended December 31, 2025 and 2024, we recognized revenue of $2,489,145 and $3,954,546, respectively, associated with the ATI-RRPV Contract. We recorded revenue associated with this contract as the reimbursable costs were incurred.

10.         Subsequent Events

Reverse Stock Split. On January 9, 2026, we filed an amendment to our certificate of incorporation with the Delaware Secretary of State to effect a one-for-twenty-five reverse split of our common stock and our common stock began trading on the split-adjusted basis on January 12, 2026. The roundup of fractional shares associated with the reverse stock split resulted in the issuance of an additional 65,547 shares of common stock.

Common Stock Transactions. During January 2026 we sold 23,882 shares of our common stock through the ATM Program for net proceeds of approximately $71,174.

On February 17, 2026, we closed a registered direct offering resulting in the issuance of 432,902 shares of common stock and in a concurrent private placement, we issued common warrants to the purchasers to purchase up to 865,804 shares of common stock at an initial exercise price of $2.31 per share. Net proceeds after deducting placement agent fees and other offering expenses were approximately $885,000.

On March 11, 2026, we issued 3,334 shares of our common stock upon the exercise of stock purchase warrants for net proceeds of approximately $4,800.

On March 31, 2026, entered into warrant exercise inducement letters with the holders of certain existing warrants to purchase up to 793,390 shares of our common stock (at exercise prices ranging from $1.4103 to $32.75 per share), whereby the holders agreed to exercise an aggregate of 634,658 of the warrants at a reduced exercise price of $1.36 per share in consideration for our agreement to issue new warrants to purchase 1,269,316 shares of common stock at an exercise price of $1.36 per share. Upon exercise of their existing warrants, at the holder’s direction we issued to them an aggregate of 560,658 shares of common stock and held 74,000 shares in abeyance. We agreed that the holders shall have the option to exercise the remaining balance of the existing warrants for additional shares of common stock of the Company based on the terms of the inducement letters within 15 days from the closing date. Net proceeds to us after deducting placement agent commissions and other offering expenses were approximately $763,000.

GEOVAX LABS, INC.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2025 and 2024

		Additions (Reductions)
Description	Balance at Beginning Of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End Of Period
Reserve Deducted in the Balance Sheet From the Asset to Which it Applies:

Allowance for Deferred Tax Assets
Year ended December 31, 2025	$36,783,772	$6,117,113	$-0-	$-0-	$42,900,885
Year ended December 31, 2024	$29,935,162	$6,848,610	$-0-	$-0-	$36,783,772

2026 Interim Financial Statements (unaudited)

GEOVAX LABS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2026	2025
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$3,143,422	$3,085,741
Prepaid expenses and other current assets	1,031,877	2,228,910
Total current assets	4,175,299	5,314,651
Property and equipment, net	84,678	108,830
Operating lease right-of-use assets	312,833	831,440
Other assets	69,947	86,947

Total assets	$4,642,757	$6,341,868

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,834,245	$790,750
Accrued expenses	724,670	882,816
Operating lease liability, current portion	153,573	263,135
Total current liabilities	2,712,488	1,936,701

Operating lease liability, net of current portion	169,568	580,035
Total liabilities	2,882,056	2,516,736

Commitments (Note 4)

Stockholders’ equity:
Common stock, $.001 par value:
Authorized shares – 150,000,000
Issued and outstanding shares – 7,369,243 and 1,732,147 at June 30, 2026 and December 31, 2025, respectively	7,369	1,732
Additional paid-in capital	162,262,683	154,644,252
Accumulated deficit	(160,509,351)	(150,820,852)
Total stockholders’ equity	1,760,701	3,825,132

Total liabilities and stockholders’ equity	$4,642,757	$6,341,868

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Revenue from government contract	$-	$852,282	$-	$2,489,145

Operating expenses:
Research and development	3,110,508	4,728,998	7,013,971	10,083,586
General and administrative	1,331,564	1,542,190	2,700,982	3,229,635
Total operating expenses	4,442,072	6,271,188	9,714,953	13,313,221

Loss from operations	(4,442,072)	(5,418,906)	(9,714,953)	(10,824,076)

Other income
Interest income	15,494	49,123	26,454	96,642

Net loss	$(4,426,578)	$(5,369,783)	$(9,688,499)	$(10,727,434)

Basic and diluted:
Net loss per common share	$(0.97)	$(8.74)	$(2.94)	$(19.72)
Weighted average shares outstanding	4,565,207	614,369	3,293,735	543,892

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Unaudited)

	Three-Month and Six-Month Periods Ended June 30, 2026
					Total
	Common Stock		Additional	Accumulated	Stockholders’
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance at December 31, 2025	1,732,147	$1,732	$154,644,252	$(150,820,852)	$3,825,132
Sale of common stock and warrants for cash	1,017,442	1,018	1,717,883	-	1,718,901
Issuance of common stock upon warrant exercises	3,433	3	4,838	-	4,841
Fractional share roundup following reverse split	65,548	66	(66)	-	-
Stock option expense	-	-	206,817	-	206,817
Net loss for the three months ended March 31, 2026	-	-	-	(5,261,921)	(5,261,921)
Balance at March 31, 2026	2,818,570	2,819	156,573,724	(156,082,773)	493,770
Sale of common stock and warrants for cash	2,880,470	2,880	3,551,200	-	3,554,080
Issuance of common stock upon warrant exercises	1,663,452	1,663	1,974,020	-	1,975,683
Issuance of common stock for services	6,751	7	14,993	-	15,000
Stock option expense	-	-	148,746	-	148,746
Net loss for the three months ended June 30, 2026	-	-	-	(4,426,578)	(4,426,578)
Balance at June 30, 2026	7,369,243	$7,369	$162,262,683	$(160,509,351)	$1,760,701

	Three-Month and Six-Month Periods Ended June 30, 2025
					Total
	Common Stock		Additional	Accumulated	Stockholders’
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance at December 31, 2024	421,475	$421	$134,404,195	$(129,356,081)	$5,048,535
Sale of common stock and warrants for cash	132,104	132	7,914,270	-	7,914,402
Stock option expense	-	-	292,744	-	292,744
Net loss for the three months ended March 31, 2025	-	-	-	(5,357,651)	(5,357,651)
Balance at March 31, 2025	553,579	553	142,611,209	(134,713,732)	7,898,030
Issuance of common stock upon warrant exercises	83,405	83	126	-	209
Stock option expense	-	-	292,740	-	292,740
Net loss for the three months ended June 30, 2025	-	-	-	(5,369,783)	(5,369,783)
Balance at June 30, 2025	636,984	$636	$142,904,075	$(140,083,515)	$2,821,196

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended June 30,
	2026	2025
Cash flows from operating activities:
Net loss	$(9,688,499)	$(10,727,434)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	24,152	33,724
Stock-based compensation expense	383,063	585,484
Changes in assets and liabilities:
Government contract receivable	-	126,638
Prepaid expenses and other current assets	1,200,111	259,618
Accounts payable and accrued expenses	885,349	(578,108)
Total adjustments	2,492,675	427,356
Net cash used in operating activities	(7,195,824)	(10,300,078)

Cash flows from investing activities:
Purchase of equipment	-	(27,612)
Net cash used in investing activities	-	(27,612)

Cash flows from financing activities:
Net proceeds from sale of common stock and warrants	5,272,981	7,914,402
Net proceeds from warrant exercise	1,980,524	209
Net cash provided by financing activities	7,253,505	7,914,611

Net increase (decrease) in cash and cash equivalents	57,681	(2,413,079)
Cash and cash equivalents at beginning of period	3,085,741	5,506,941

Cash and cash equivalents at end of period	$3,143,422	$3,093,862

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2026

(unaudited)

1.	Nature of Business

GeoVax Labs, Inc. (“GeoVax”, “us”, “we” or the “Company”) is a clinical-stage biotechnology company developing human vaccines and immunotherapies against infectious diseases and solid tumor cancers using novel proprietary platforms.

The Company’s primary development priority is the advancement of GEO-MVA, a Modified Vaccinia Ankara (MVA) vaccine candidate for mpox, smallpox, and other poxviruses. The program is advancing under an expedited regulatory pathway in Europe, with plans to initiate a pivotal Phase 3 clinical trial in the second half of 2026. The Company’s lead clinical program in oncology is Gedeptin®, a novel oncolytic solid tumor gene-directed therapy, which recently completed a multicenter Phase 1/2 clinical trial for advanced head and neck cancers. A Phase 2 clinical trial evaluating Gedeptin in combination with an immune checkpoint inhibitor (ICI) as first-line treatment of patients with squamous cell head and neck cancer is planned to initiate during the second half of 2027.

2.	Summary of Significant Accounting Policies

We disclosed in Note 2 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2025 those accounting policies that we consider significant in determining our results of operations and financial position. During the six months ended June 30, 2026, there have been no material changes to, or in the application of, the accounting policies previously identified and described in the Form 10-K.

Basis of Presentation

The accompanying financial statements include the accounts of GeoVax Labs, Inc. and GeoVax, Inc. All intercompany transactions have been eliminated in consolidation. The financial statements are unaudited, but include all adjustments, consisting of normal recurring entries, which we believe to be necessary for a fair presentation of interim periods presented. Interim results are not necessarily indicative of results for a full year. The financial statements should be read in conjunction with our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2025. We expect our operating results to fluctuate for the foreseeable future; therefore, period-to-period comparisons should not be relied upon as predictive of the results in future periods.

We are devoting substantially all of our present efforts to research and development of our vaccine and immunotherapy candidates and will require additional funding to continue our research and development activities. We believe that our existing cash resources will be sufficient to continue our planned operations into September 2026. We plan to pursue additional capital resources through public or private equity or debt financings, government grants/contracts, arrangements with strategic partners, or from other sources. There can be no assurance that additional funding will be available on favorable terms or at all. These factors collectively raise substantial doubt about the Company’s ability to continue as a going concern. Management believes that we will be successful in securing the additional capital required to continue the Company’s planned operations, but that our plans do not fully alleviate the substantial doubt about the Company’s ability to operate as a going concern.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

The accompanying consolidated financial statements, and all share and per share information contained herein, have been retroactively restated to reflect the reverse stock split described in Note 5.

Recent Accounting Pronouncements

During the six months ended June 30, 2026, there have been no new accounting pronouncements or changes in accounting pronouncements which we expect to have a material impact on our financial statements.

3.	Balance Sheet Components

Prepaid Expenses and Other Current Assets – Prepaid expenses and other current assets consist of the following:

	June 30, 2026	December 31, 2025
Prepaid clinical trial costs	$832,889	$1,197,679
Prepaid insurance premiums	112,681	165,067
Prepaid rent	25,974	16,000
Prepaid contract manufacturing costs	-	783,321
Other prepaid expenses	60,333	66,843
Total prepaid expenses and other current assets	$1,031,877	$2,228,910

Property and Equipment – Property and equipment consist of the following:

	June 30, 2026	December 31, 2025
Equipment and furnishings	$512,437	$512,437
Accumulated depreciation and amortization	(427,759)	(403,607)
Total property and equipment, net	$84,678	$108,830

Other Assets – Other assets consist of the following:

	June 30, 2026	December 31, 2025
Prepaid technology license fees	$50,000	$50,000
Deposits	19,947	36,947
Total other assets	$69,947	$86,947

Accrued Expenses – Accrued expenses consist of the following:

	June 30, 2026	December 31, 2025
Payroll-related liabilities	$237,835	$181,584
Accrued clinical trial costs	393,835	587,303
Other accrued expenses	93,000	113,929
Total accrued expenses	$724,670	$882,816

4.	Commitments

Operating Leases. During 2025, we leased combined office and laboratory space in the metropolitan Atlanta, Georgia area under an operating lease agreement which expired on December 31, 2025. In August and September 2025, we entered into new agreements for the lease of separate office and laboratory spaces. Each of these agreements provided access to the respective spaces beginning November 1, 2025 for three-year original terms, with periodic base rent adjustments throughout the terms. During April 2026, the landlord for the facility where our laboratory operations are conducted informed us that the facility is now planned for closure effective September 30, 2026; therefore, our lease will end as of that date. As of June 30, 2026, the remaining terms of our office and laboratory leases are 2.3 years and 0.3 years, respectively.

Operating lease right-of-use assets and liabilities on the consolidated balance sheet represent the present value of the remaining lease payments over the remaining lease terms. Payments for additional fees to cover the Company's share of certain facility expenses are not included in operating lease right-of-use assets and liabilities. We use our incremental borrowing rate to calculate the present value of its lease payments, as the implicit rates in the leases are not readily determinable. As a result of the modification to our laboratory lease discussed above, we remeasured the lease liability and made a corresponding adjustment to reduce the carrying amount of the right-of-use asset; the adjusted balances are reflected in our consolidated balance sheet as of June 30, 2026.

Total operating lease expense for the three-month and six-month periods ended June 30, 2026 was $78,045 and $154,418, respectively, as compared to $48,177 and $96,355, respectively, for the same periods of 2025. The following table summarizes the Company’s remaining undiscounted cash payment obligations for its operating lease liabilities as of June 30, 2026:

Remainder of 2026	$108,444
2027	123,912
2028	105,811
Total remaining lease payments	338,167
Less: imputed interest	(15,026)
Total operating lease liability as of June 30, 2026	323,141
Less: current portion	(153,573)
Total operating lease liability, net of current portion	$169,568

License Agreements. We have entered into license agreements for various technologies and patent rights associated with our product development activities. These agreements may contain provisions for upfront payments, milestone fees due upon the achievement of selected development and regulatory events, minimum annual royalties or other fees, and royalties based on future net sales. Due to the uncertainty of the achievement and timing of the contingent events requiring payment under these agreements, the amounts to be paid by us in the future are not determinable.

Other Commitments. In the normal course of business, we enter into various contracts and purchase commitments including those with contract research organizations (“CROs”) for clinical trial services, contract manufacturing organizations (“CMOs”) for production of materials for use in our clinical trials, and other independent contractors or academic institutions for preclinical research activities and other services and products. Most contracts are generally cancellable, with notice, at the Company’s option. Payments due upon cancellation may consist of payments for services provided or expenses incurred to date, or cancellation penalties depending on the time of cancellation.

5.	Stockholders’ Equity

Reverse Stock Split

On January 9, 2026, we effected a one-for-twenty-five reverse split of our common stock. The accompanying consolidated financial statements, and all share and per share information contained herein, have been retroactively restated to reflect the reverse stock split. The roundup of fractional shares associated with the reverse stock split resulted in the issuance of an additional 65,548 shares of common stock.

Common Stock and Warrant Transactions

February 2026 Offering. On February 17, 2026, we closed a registered direct offering resulting in the issuance of 432,902 shares of common stock and in a concurrent private placement, we issued common warrants to the purchasers to purchase up to 865,804 shares of common stock at an initial exercise price of $2.31 per share. Net proceeds after deducting placement agent fees and other offering expenses were approximately $885,000.

March 2026 Warrant Exercise Inducement. On March 31, 2026, we entered into warrant exercise inducement letters with the holders of certain existing stock purchase warrants (with exercise prices ranging from $1.4103 to $32.75 per share), whereby the holders exercised an aggregate of 634,658 of the warrants at a reduced exercise price of $1.36 per share in consideration for our agreement to issue new warrants to purchase 1,269,316 shares of common stock at an exercise price of $1.36 per share. Upon exercise of their existing warrants, at the holder’s direction we issued to them an aggregate of 560,658 shares of common stock and held 74,000 shares in abeyance, which were subsequently issued in April 2026. Net proceeds to us after deducting placement agent commissions and other offering expenses were approximately $762,700.

May 2026 Warrant Exercise Inducement. On May 7, 2026, we entered into warrant exercise inducement letters with the holders of certain existing warrants (with exercise prices of $1.1877 per share), whereby the holders exercised an aggregate of 779,443 of the warrants in consideration for our agreement to issue new warrants to purchase 1,558,886 shares of common stock at an exercise price of $1.65 per share. Aggregate net proceeds to us after deducting placement agent commissions and other offering expenses were approximately $844,100.

May 2026 Offering. On May 19, 2026, we closed a private placement offering resulting in the issuance of 2,027,027 shares of common stock and common warrants to purchase up to 4,054,054 shares of common stock at an initial exercise price of $1.48 per share. Net proceeds after deducting placement agent fees and other offering expenses were approximately $2,709,800.

Other Common Stock Transactions. During June 2026, we issued 6,751 shares of our common stock pursuant to a consulting agreement. The shares were valued at $15,000 and will be recorded as stock-based compensation expense over the term of the related agreement. See Note 6.

Other Warrant Exercises. During March 2026, we issued 3,433 shares of our common stock upon the exercise of stock purchase warrants for net proceeds of approximately $4,800. During May 2026, we issued an aggregate of 1,663,452 shares of our common stock upon the exercise of stock purchase warrants for net proceeds of approximately $1,975,700.

ATM Program. During 2024, we established an “At-the-Market” continuous offering program (the “ATM Program”), pursuant to which the Company may offer and sell, from time to time through its sales agent, shares of its common stock. During January 2026 we sold 23,882 shares of our common stock through the ATM Program for net proceeds of approximately $71,200.

Stock Incentive Plans

We have stock-based incentive plans (the “Plans”) pursuant to which our Board of Directors may grant stock options and other stock-based awards to our employees, directors and consultants. A total of 331,342 shares of our common stock are reserved for future issuance pursuant to the Plans (inclusive of outstanding stock options). A summary of the Company’s stock option activity during the six months ended June 30, 2026 is presented below.

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (yrs)	Aggregate Intrinsic Value
Outstanding at December 31, 2025	45,579	$137.20	8.6	$-
Granted	266,200	1.18
Exercised	-	-
Forfeited or expired	(1,600)	68.38
Outstanding at June 30, 2026	310,179	$20.82	9.7	$23,958
Exercisable at June 30, 2026	22,130	$217.73	7.8	$-

The weighted average grant date fair value of stock options awarded during the six months ended June 30, 2026, was $1.18. No stock options were awarded during the six months ended June 30, 2025. The fair values of the 2026 awards were estimated using the following assumptions:

Risk-free interest rate	4.34%
Expected term (in years)	7
Expected volatility	200%
Dividend yield	0%

Stock Purchase Warrants

The following common stock purchase warrants were outstanding as of June 30, 2026:

Issue Date	Number of Shares*	Exercise Price	Expiration
September 2021	268	$4,875.00	September 2026
July 2025	490,000	4.35	July 2030
September 2025	79,732	1.1877	November 2030
December 2025	223,899	1.1877	December 2030
February 2026	432,902	2.31	June 2028
February 2026	432,902	2.31	June 2031
March 2026	1,269,316	1.36	June 2031
May 2026	1,558,886	1.65	June 2031
May 2026	3,378,380	1.48	May 2031
May 2026	675,674	1.45	November 2027
Outstanding at June 30, 2026	8,541,959

6.	Stock-Based Compensation Expense

Stock-based compensation expense related to stock options and restricted stock awards is recognized on a straight-line basis over the requisite service period for the award and is allocated to research and development expense or general and administrative expense based upon the classification of the individual to whom the award is granted.

The following table summarizes total stock-based compensation expense included in operating expenses for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Research and development expense	$107,671	$130,323	$215,848	$260,639
General and administrative expense	56,075	162,417	167,215	324,845
Total	$163,746	$292,740	$383,063	$585,484

As of June 30, 2026, there is approximately $1.3 million of unrecognized stock-based compensation expense that we expect to recognize over a weighted-average period of 1.7 years.

7.	Net Loss Per Share

Basic and diluted loss per common share are computed based on the weighted average number of common shares outstanding as of June 30, 2026. The Company’s potentially dilutive securities, which include stock options and stock purchase warrants, have been excluded from the computation of diluted net loss per share as the effect would be antidilutive. The securities that could potentially dilute basic earnings per share in the future and that have been excluded from the computation of diluted net loss per share totaled 8,852,138 and 447,672 shares at June 30, 2026 and 2025, respectively.

8.	Income Taxes

No provision for income taxes was recorded in either of the three-month periods ended June 30, 2026 and 2025. The Company remains in a cumulative loss position with a full valuation allowance recorded against its net deferred income tax assets as of June 30, 2026.

GEOVAX LABS, INC.

Up to                      Shares of Common Stock

Up to      Pre-Funded Warrants to Purchase up to       Shares of Common Stock

Up to         Shares of Common Stock Underlying the Pre-Funded Warrants

PROSPECTUS

Sole Book-Running Manager

E.F. Hutton & Co.

      , 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the offer of the securities being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fee.

SEC registration fee	$
FINRA expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous fees and expenses
Total	$

Item 14. Indemnification of Directors and Officers.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our bylaws provide that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Our bylaws also provide that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Under our bylaws, expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as we deem appropriate.

The indemnification and advancement of expenses provided by our bylaws is not exclusive, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Our bylaws also provide that we may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under our bylaws. The Company maintains an insurance policy providing for indemnification of its officers, directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

In October 2006, GeoVax and our subsidiary, GeoVax, Inc. entered into indemnification agreements with Messrs. McNally, Reynolds, Kollintzas and Spencer. Pursuant to these agreements, we have agreed to hold harmless and indemnify these directors and officers to the full extent authorized or permitted by applicable Illinois and Georgia law against certain expenses and other liabilities actually and reasonably incurred by these individuals in connection with certain proceedings if they acted in a manner they believed in good faith to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe that such conduct was unlawful. The agreements also provide for the advancement of expenses to these individuals subject to specified conditions. Under these agreements, we will not indemnify these individuals for expenses or other amounts for which applicable Illinois and Georgia law prohibit indemnification. The obligations under these agreements continue during the period in which these individuals are our directors or officers and continue thereafter so long as these individuals shall be subject to any proceeding by reason of their service to the Company, whether or not they are serving in any such capacity at the time the liability or expense incurred for which indemnification can be provided under the agreements.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

On August 10, 2023, we issued 11,883 shares of our restricted Common Stock to Outside the Box Capital, Inc. pursuant to a professional services agreement. The Company relied on an exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) thereof and Rule 506 of Regulation D.

On September 28, 2023, we issued 4,892 shares of our restricted Common Stock to Acorn Management Partners, LLC pursuant to a professional relations and consulting agreement. The Company relied on an exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) thereof and Rule 506 of Regulation D.

On January 2, 2024, we issued 6,703 shares of our restricted Common Stock to Acorn Management Partners, LLC pursuant to a professional relations and consulting agreement. The Company relied on an exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) thereof and Rule 506 of Regulation D.

On September 30, 2025, the Company entered into a securities purchase agreement with purchasers party thereto in a private placement offering of up to 476,196 shares of our Common Stock issuable upon the exercise of those certain common warrants. The Company relied on an exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) thereof and Rule 506 of Regulation D.

On February 12, 2026, the Company entered into a securities purchase agreement with purchasers party thereto in a private placement offering of up to 865,804 shares of our Common Stock issuable upon the exercise of those certain common warrants. The Company relied on an exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) thereof and Rule 506 of Regulation D.

On March 31, 2026, the Company entered into inducement offer letters with holders of existing warrants, pursuant to which such holders exercised an aggregate of 634,658 warrants to purchase shares of Common Stock in consideration for the Company’s issuance of 1,269,316 shares of Common Stock issuable upon the exercise of those certain common warrants. The Company relied on an exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) thereof and Rule 506 of Regulation D.

On May 7, 2026, the Company entered into inducement offer letters with holders of existing warrants, pursuant to which such Holders exercised an aggregate of 779,443 warrants to purchase shares of Common Stock in consideration for the Company’s issuance of 1,558,886 shares of Common Stock issuable upon the exercise of those certain common warrants. The Company relied on an exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) thereof and Rule 506 of Regulation D.

On May 17, 2026, the Company entered into a securities purchase agreement with purchasers party thereto in a private placement offering of up to 6,081,081 shares of our common stock issuable upon the exercise of those certain prefunded and common warrants. The Company relied on an exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) thereof and Rule 506 of Regulation D.

On August 25, 2026, the Company entered into an inducement offer letter with a holder of existing warrants, pursuant to which such holder exercised an aggregate of 5,697,628 warrants to purchase shares of Common Stock in consideration for the Company’s issuance of new warrants to purchase up to 11,395,256 shares of Common Stock issuable upon the exercise of those certain common warrants. The Company relied on an exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) thereof and Rule 506 of Regulation D.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibit Index

Exhibit
Number	Description
1.1**	Form of Underwriting Agreement
3.1	Restated Certificate of Incorporation filed April 12, 2024 (15)
3.2	Certificate of Amendment to Certificate of Incorporation filed January 9, 2026 (22)
3.3	Bylaws (as amended May 23, 2024) (16)
4.1	Form of Stock Certificate representing the Company’s Common Stock, par value $0.001 per share (22)
4.22**	Form of Pre-Funded Warrant
5.1**	Opinion of Womble Bond Dickinson (US) LLP
10.1***	Employment Agreement between GeoVax Labs, Inc. and David A. Dodd (4)
10.2***	Employment Agreement between GeoVax, Inc. and Mark W. Reynolds (2)
10.2.1***	Amendment No. 1 to Employment Agreement between GeoVax Labs, Inc. and Mark W. Reynolds (3)
10.3***	Employment Agreement between GeoVax, Inc. and Mark J. Newman, PhD (11)
10.3.1***	Amendment No. 1 to Employment Agreement between GeoVax Labs, Inc. and Mark J. Newman, PhD (12)
10.4***	Employment Agreement between GeoVax, Inc. and Kelly T. McKee, MD (14)
10.4.1***	Amendment No. 1 to Employment Agreement between GeoVax Labs, Inc. and Kelly T. McKee, MD (14)
10.5***	Employment Agreement between GeoVax, Inc. and John W. Sharkey, PhD (12)
10.5.1***	Amendment No. 1 to Employment Agreement between GeoVax Labs, Inc. and John W. Sharkey, PhD (12)
10.6***	GeoVax Labs, Inc. 2020 Stock Incentive Plan (7)
10.6.1***	GeoVax Labs, Inc. 2023 Stock Incentive Plan (13)
10.6.2***	GeoVax Labs, Inc. 2025 Stock Incentive Plan (19)
10.6.3***	Form of Stock Option Agreement under the GeoVax Labs, Inc. 2020 Stock Incentive Plan (6)

10.6.4***	Form of Stock Option Agreement under the GeoVax Labs, Inc. 2023 Stock Incentive Plan (24)
10.6.5***	Form of Stock Option Agreement under the GeoVax Labs, Inc. 2025 Stock Incentive Plan (24)
10.7	Patent and Biological Materials License Agreement with the National Institute of Allergy and Infectious Diseases, dated October 22, 2020 (8) ****
10.8	Patent and Biological Materials License Agreement for Internal Research Use with the National Institute of Allergy and Infectious Diseases, dated November 25, 2020 (9) ****
10.9	Office Lease, dated September 15, 2025 (20)
10.10	Summary of the GeoVax Labs, Inc. Director Compensation Plan (11)
10.11	Assignment and License Agreement by and between GeoVax, Inc. and PNP Therapeutics, Inc. dated September 28, 2021 (10) ****
10.12	Sales Agreement, by and between the Company and A.G.P./Alliance Global Partners (17)
10.13	Securities Purchase Agreement, dated September 30, 2025 (18)
10.14	Securities Purchase Agreement, dated December 22, 2025 (21)
10.15	Securities Purchase Agreement, dated February 12, 2026 (23)
10.16	Form of Inducement Letter, dated May 7, 2026 (25)
10.17	Form of Purchase Agreement, dated May 18, 2026 (26)
10.18	Form of Placement Agency Agreement between the Company and A.G.P./Alliance Global Partners (26)
10.19	Form of Inducement Letter, dated August 25, 2026 (27)
10.20*#	Revolving Loan Agreement, dated October 25, 2026, between GeoVax Labs, Inc. and Bowery Consulting Group Inc.****
10.21	Form of Revolving Note
21.1	Subsidiaries of the Registrant (5)
23.1**	Consent of Wipfli LLP (U.S. PCAOB Auditor Firm ID 344)
23.2**	Consent of Womble Bond Dickinson (US) LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on the Signature page of this Registration Statement on Form S-1)
101.INS	Inline XBRL Instance Document (1)
101.SCH	Inline XBRL Taxonomy Extension Schema Document (1)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document (1)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document (1)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document (1)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (1)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
107.1**	Filing Fee Table

*	Filed herewith.
**	To be filed by amendment.
***	Indicates a management contract or compensatory plan or arrangement.
****

Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit have been omitted as the Company has determined (i) the omitted information is not material and (ii) the omitted information would likely cause competitive harm to the Company if publicly disclosed.

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Certain schedules and certain portions of this exhibit have been redacted in accordance with Items 601(a)(5) and 601(a)(6) of Regulation S-K.  The Registrant agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

(1)

These interactive data files shall not be deemed filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, or Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under these sections.

(2)	Incorporated by reference from the registrant’s Annual Report on Form 10-K filed March 8, 2010.
(3)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed October 23, 2013.
(4)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed September 7, 2018.
(5)	Incorporated by reference from the registrant’s Quarterly Report on Form 10-Q filed November 7, 2019.
(6)	Incorporated by reference from the registrant’s Annual Report on Form 10-K filed March 23, 2021.
(7)	Incorporated by reference from the registrant’s Quarterly Report on Form 10-Q filed November 12, 2021.
(8)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed October 26, 2020.
(9)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed November 30, 2020.

(10)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed September 29, 2021.
(11)	Incorporated by reference from the registrant’s Annual Report on Form 10-K filed March 9, 2022.
(12)	Incorporated by reference from the registrant’s Quarterly Report on Form 10-Q filed August 3, 2022.
(13)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed December 8, 2022.
(14)	Incorporated by reference from the registrant’s Annual Report on Form 10-K filed March 23, 2023.
(15)	Incorporated by reference from the registrant’s Quarterly Report on Form 10-Q filed May 14, 2024.
(16)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed May 23, 2024.
(17)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed September 25, 2024.
(18)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed September 30, 2025.
(19)	Incorporated by reference from the registrant’s Registration Statement on Form S-8 filed June 6, 2025.
(20)	Incorporated by reference from the registrant’s Quarterly Report on Form 10-Q filed November 13, 2025.
(21)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed December 22, 2025.
(22)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed January 12, 2026.
(23)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed February 17, 2026.
(24)	Incorporated by reference from the registrant’s Annual Report on Form 10-K filed April 15, 2026.
(25)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed May 7, 2026.
(26)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed May 19, 2026
(27)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed August 28, 2026

(b) Financial Statement Schedules.

Schedule II — Valuation and Qualifying Accounts for the years ended December 31, 2025 and 2024 is included in the accompanying prospectus on page F-18.

All other financial statement schedules have been omitted because they are not applicable or not required or because the information is included elsewhere in the Consolidated Financial Statements or the Notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to:

(1)  File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)

If the registrant is relying on Rule 430B, each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

If the registrant is relying on Rule 430B, each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(iii)

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(7)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(8) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(9) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Smyrna, State of Georgia, on this             day of            , 2026.

GEOVAX LABS, INC.

By:
Name:	David A. Dodd
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS , that each person whose signature appears below constitutes and appoints David A. Dodd and Mark W. Reynolds and each of them, any of whom may act without the joinder of the other, his true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorneys-in-fact and agents or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date
	Director President and Chief Executive Officer	, 2026
David A. Dodd	(Principal Executive Officer)

	Chief Financial Officer	, 2026
Mark W. Reynolds	(Principal Financial and Accounting Officer)

	Director	, 2026
Robert T. McNally

	Director	, 2026
Steven Brown

	Director	, 2026
Tyler O’Brien

	Director	, 2026
Manpreet Uppal